CREDIT SUISSE FIRST BOSTON INFORMATION STATEMENT

July 15, 2004

CREDIT SUISSE | FIRST BOSTON

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The historical audited financial statements of Credit Suisse First Boston, a Swiss bank, or the Bank, as of and for the years ended December 31, 2003, 2002 and 2001 are referred to collectively as the "Annual Financial Statements." The 2003 Annual Financial Statements are included in Annex I to this Information Statement. Excerpts from the 2002 and 2001 Annual Financial Statements are included in Annex II to this Information Statement. The Annual Financial Statements have been prepared in accordance with Swiss accounting rules for banks, or Swiss GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences between Swiss GAAP and U.S. GAAP."

We converted to U.S. GAAP as the primary basis of accounting with effect from January 1, 2004. Thus, our financial statements for periods after December 31, 2003 will be presented in accordance with U.S. GAAP. See "Summary of U.S. GAAP Financial Results " for an unaudited presentation of our historic financial position and results of operations on a U.S. GAAP basis.

Unless the context otherwise requires, references herein to "we," "us" and "our" refer to the Bank together with its consolidated subsidiaries. "CSFB" refers to our Credit Suisse First Boston business unit, through which substantially all of our operations are conducted. We refer you to "Operating and Financial Review and Prospects – Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services."

All references to 2003, 2002 and 2001 refer to our fiscal year ended, or the date, as the context requires, December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

References herein to "CHF" are to Swiss francs, and references to "dollars," "U.S.$," "USD" and "$" are to United States dollars.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

We or our affiliates, including Credit Suisse Group and Credit Suisse First Boston (USA), Inc., may from time to time make forward-looking statements concerning, among other things, our operations, economic performance and financial condition, as well as our future plans and strategic objectives, including, without limitation, in "The Bank—Legal Proceedings and Regulatory Examinations," "Operating and Financial Review and Prospects," and elsewhere in this Information Statement, in filings with Swiss regulators or the U.S. Securities and Exchange Commission, or SEC, in reports to shareholders and in press releases and other communications. Such forward-looking statements are subject to various risks and uncertainties, and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those anticipated herein or in any such other filings, releases or statements because of a number of factors, including, without limitation, market fluctuations, the strength of the global economy and those detailed in "The Bank— Certain Factors That May Affect Our Results of Operations," those discussed elsewhere herein, and in other public filings and press releases. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements are typically identified by the use of future or conditional verbs such as "will," "should," "would" or "could" and by words or phrases such as "believe," "expect," "intend," "estimate" and similar expressions. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements except as otherwise required by applicable law.

WHERE YOU CAN FIND MORE INFORMATION

Our parent, Credit Suisse Group, files an annual report on Form 20-F and furnishes current reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, or the Exchange Act. Credit Suisse Group prepares quarterly reports, including unaudited interim financial information, and furnishes these reports on Form 6-K to the SEC. These quarterly reports include interim financial and other information about the Credit Suisse First Boston business unit. Our subsidiary Credit Suisse First Boston (USA), Inc., or CSFB USA, files an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC pursuant to the requirements of the Exchange Act. The SEC reports of Credit Suisse Group and CSFB USA are available to the public over the internet at the SEC's web site at www.sec.gov and from the SEC's Public Reference Room at 1-202-942-8090. Credit Suisse Group's SEC reports are also available on its web site at www.credit-suisse.com. CSFB USA's SEC filings are available on Credit Suisse First Boston's web site at www.csfb.com under "Company Information."

We prepare unaudited interim financial statements for the six-month period ended June 30. We will supplement this Information Statement to provide the unaudited quarterly financial and other information about the Credit Suisse First Boston business unit in Credit Suisse Group's current reports with the SEC, our unaudited interim financial statements for the six-month period ended June 30 and other material information, and such supplements will update the information in this Information Statement.

You should rely only on the information provided in this Information Statement or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Information Statement or any supplement is accurate as of any date other than the date on the front of these documents.

OVERVIEW

The Bank is a Swiss bank and is a leading global investment bank, with total consolidated assets of approximately CHF 607 billion and total consolidated shareholder's equity of approximately CHF 19 billion, in each case at December 31, 2003. The Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was established on July 5, 1856 and registered in the Commercial Register of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name *Schweizerische Kreditanstalt*. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 18,600 people at December 31, 2003.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, providing a comprehensive range of banking and insurance products in all major financial centers. Effective July 13, 2004, Credit Suisse Group will be structured along three business lines: investment banking and wealth and asset management under the legal entity the Bank; financial services, including global private banking and corporate and retail banking in Switzerland under the legal entity Credit Suisse; and insurance under the legal entity Winterthur. The information about Credit Suisse Group's business in this Information Statement reflects the business unit and segment structure in place as of December 31, 2003.

The operations of Credit Suisse Group were structured in two business units, the Credit Suisse Financial Services business unit, or CSFS, and the Credit Suisse First Boston business unit. The Bank consists principally of the Credit Suisse First Boston business unit, or CSFB.

For the period under discussion, CSFB includes the operations of the Institutional Securities and CSFB Financial Services segments. The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is operated and managed through three principal operating divisions:

- the Fixed Income division, which trades fixed income financial instruments and offers derivatives and risk management products;

- the Equity division, which trades equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and

- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an advisor for private equity funds.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment consists of:

- the institutional asset management business, which operates under the main brand name Credit Suisse Asset Management, offering a wide range or products, including fixed-income, equity, balanced, money-market, indexed and alternative investment products; and

- Private Client Services, a financial advisory business serving high-net-worth individuals and corporate investors with a wide range of investment management products and services, such as single stock brokerage, hedging and sales of restricted stock.

Effective January 1, 2004, CSFB's operations were reorganized to move the private equity and private fund groups to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. The operations

of the Institutional Securities segment include debt and equity underwriting and financial advisory services and the equity and fixed income trading businesses.

The Bank is not dependent for its existence on any patents or license agreements that are of significance for the business or results of the Bank. The purpose of the Bank is set forth in its Articles of Association, of which all clauses correspond to the legal provisions, and is described under "The Bank."

The Bank's registered head office is located at Uetlibergstrasse 231, CH-8045, Zurich, Switzerland, and its telephone number is 41-1-333-5555. The London branch is located at One Cabot Square, London E14 4QR, England, and its telephone number is 44-207-888-8888. The New York branch is located at Eleven Madison Avenue, New York, New York 10010-3629, and its telephone number is 1-212-325-2000.

RELATIONSHIP BETWEEN THE BANK AND CREDIT SUISSE GROUP

The Bank is part of Credit Suisse Group, a global financial services company domiciled in Switzerland engaging in private banking, retail and corporate banking, insurance, investment banking and asset management. For the period under discussion, the operations of Credit Suisse Group were structured in two business units, CSFS and CSFB. CSFB included Institutional Securities and CSFB Financial Services.

CSFS is a leading provider of comprehensive financial services in Europe and other select markets. Under the main brands Credit Suisse and Winterthur, CSFS offers private banking and financial advisory services, investment products as well as insurance and pension solutions for private and corporate clients. As of December 31, 2003, CSFS consisted of four segments:

- **Private Banking**, providing wealth management services for high-net-worth clients around the world;
- **Corporate & Retail Banking**, serving corporate and retail banking clients in Switzerland;
- **Life & Pensions**, providing Winterthur's insurance and pension solutions to private and corporate clients in Europe and selected Asian markets; and
- **Insurance**, providing Winterthur's non-life insurance to private and corporate customers predominantly in Europe and the United States. Effective January 1, 2004, the Insurance segment was renamed Non-Life.

Effective July 13, 2004, CSFS was divided into two separate business units: the financial services business unit, including Private Banking and Corporate and Retail Banking; and the insurance business unit, including Life and Pensions and Non-Life, as described in more detail above in "Overview."

On March 30, 2004, the Bank paid a dividend of CHF 10 million to Credit Suisse Group. On February 26, 2003, the Bank paid a dividend of CHF 10 million to Credit Suisse Group.

A summary of dividends and net profit/(loss) per share of the Bank's equity securities for its five most recent fiscal years is set forth below.

	For Years Ended December 31,				
Per share[(1)] issued	**2003**	**2002**	**2001**	**2000**	**1999**
			(in CHF)		
Dividend	0.23	0.23	0.23	0.23	39.61
Consolidated net (loss)/profit (after minority interests)	26.12	(80.19)	(49.82)	9.39	57.36

(1) Bearer shares and registered shares of CHF 100 nominal value each. As of December 31, 2003, the Bank's total share capital consisted of 15,316,000 bearer shares and 28,680,652 registered shares.

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth, as of December 31, 2003, the consolidated capitalization of the Bank. This table should be read in conjunction with the information included under the heading "Selected Consolidated Financial Information."

	December 31, 2003 (in CHF millions)
Due to banks	293,454
Due to non-bank customers	122,799
Bonds and mortgage-backed bonds	63,222
Other liabilities	108,448
Total liabilities	587,923
Equity capital and reserves (including minority interests)(1)	19,360
Total capitalization	607,283

(1) At meetings of the Bank's shareholders, each share is entitled to one vote. The shares of the Bank are not listed on any stock exchange. The Bank has no warrants or convertible rights on its own shares outstanding. As of December 31, 2003, the Bank's total share capital was CHF 4,399,665,206, consisting of 15,316,000 bearer shares, with a nominal value of CHF 100 per share, and 28,680,652 registered shares, with a nominal value of CHF 100 per share.

THE BANK

General

Credit Suisse First Boston is a Swiss bank and is a leading global investment bank, with total consolidated assets of approximately CHF 607 billion and total consolidated shareholder's equity of approximately CHF 19 billion, in each case at December 31, 2003. The Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was established on July 5, 1856 and registered in the Commercial Register of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name *Schweizerische Kreditanstalt*. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 18,600 people at December 31, 2003.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, active in all major financial centers and providing a comprehensive range of banking and insurance products. For the period under discussion, the operations of Credit Suisse Group were structured in two business units, CSFS and CSFB. The Bank consists principally of CSFB. For a description of the other businesses of Credit Suisse Group, we refer you to "Relationship Between the Bank and Credit Suisse Group." The information about the Credit Suisse First Boston business unit reflects the business unit and segment structure in place as of December 31, 2003.

Credit Suisse First Boston Business Unit

Overview

The CSFB business unit serves global institutional, corporate, government and high-net-worth individual clients in its role as financial intermediary and provides a broad range of products and services, which include:

- securities underwriting, sales and trading;
- financial advisory services;
- private equity investments;
- full service brokerage;
- derivatives and risk management products; and
- asset management.

CSFB includes the Institutional Securities and CSFB Financial Services segments.

The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is comprised of three divisions:

- Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
- Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and

- Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments, and acts as an investment advisor for private equity funds.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment includes:

- The institutional asset management business, which operates under the brand Credit Suisse Asset Management, and offers a wide array of products, including fixed income, equity, balanced, money-market, indexed and alternative investment products; and

- Private Client Services, a financial advisory business which serves high-net-worth individuals and corporate investors with a wide range of CSFB and third-party investment management products and services.

In 2004, CSFB reorganized its operations by transferring the private equity and private funds group activities previously in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. CSFB also reorganized the divisions within the Institutional Securities segment along the lines of its investment banking and trading businesses and realigned the business within the Wealth & Asset Management segment to bring together its alternative investment activities, including the private equity and private fund groups. The discussion below presents the segments and divisions as operated and managed in 2003.

In May 2003, CSFB sold its clearing and execution platform, Pershing, which was part of the CSFB Financial Services segment, to The Bank of New York Company, Inc. In June 2003, CSFB acquired Volaris Advisors, a New York-based equity-options strategies firm that provides yield-enhancement and volatility management services, to enhance the services of the Private Client Services business. In September 2003, CSFB completed the transfer of its Zurich-based securities and treasury execution platform to Credit Suisse Financial Services. In November 2003, CSFB sold its 50% interest in a Japanese online broker. Also in November 2003, CSFB acquired a majority interest in a joint venture that originates and services commercial mortgage loans and holds licenses in the United States under Fannie Mae, Freddie Mac and Department of Housing and Urban Development programs. CSFB completed the sales of its local brokerage business in Poland and a 90% stake in its South African local equity brokerage operations in 2003. In 2003, CSFB transferred its Private Client Services U.K. business from CSFB Financial Services to Private Banking. CSFB also continued to reduce significantly the portfolio of real estate and related loans and distressed assets that are part of non-continuing businesses.

Strategy

CSFB continues to build upon its position as a top-tier global investment bank, while seeking to improve financial results and placing a high priority on controls, risk management and the firm's brand and reputation. CSFB will continue to focus on providing its clients with the highest quality of service across all business areas. Strategic priorities include being a market leader in its core businesses, seeking revenue growth opportunities, focusing on key customers across geographic regions, applying its capital efficiently to maximize returns and minimize risks and focusing on markets and products that are profitable or that contribute to the profitability of CSFB's franchise.

In Institutional Securities, CSFB has focused on increasing productivity, growing geographic and product areas that present attractive opportunities, improving results and continuing to develop an ownership culture within the firm. CSFB's focus on improved profitability, controls and risk management negatively affected the firm's market share and rankings in 2003, in part reflecting aggressive price competition in a lower business-volume market environment. CSFB has taken significant steps to achieve a more flexible cost base, to reduce the portfolio of non-continuing legacy business and to bring more disciplined management to its lending business. CSFB also made progress in capturing synergies through greater integration of businesses within Institutional Securities, including by

further integrating the equity cash and derivatives businesses. In its fixed income trading business, CSFB will continue to enhance its client focus and build the client franchise and customer and proprietary trading businesses. With respect to its equity trading business, focus will be on building the derivatives, prime banking and proprietary trading businesses, while leveraging technology and research strengths. In Investment Banking, focus will be on strengthening CSFB's leading position among middle market clients while intensifying coverage of larger companies by being a trusted and preferred advisor to its clients.

In Wealth & Asset Management, CSFB will seek to continue to build its asset management businesses – its private equity, institutional asset management and Private Client Services businesses – in key markets by expanding existing operations and making select acquisitions. The asset gathering business, as a whole, will seek to leverage the resources of Credit Suisse Financial Services and Institutional Securities in an effort to realize the synergies that exist within Credit Suisse Group. In 2003, CSFB made organizational changes and targeted investment and financial goals and objectives to strengthen the global platform of its asset management business. CSFB believes these changes will better enable it to continue to focus on increasing the proportion of high margin asset classes, including equity and alternative investments, and increasing the yields on assets, while protecting and building its top quality fixed income franchise. In Private Client Services, CSFB will seek to become a leading provider of wealth management services among investment banks, with increased emphasis on fee-based business and enhanced productivity overall, while maximizing cross-selling opportunities across Credit Suisse Group. In private equity, CSFB will seek to expand the business internationally, focus on third-party investment and maximize synergies across the entire Group.

CSFB is committed to complying fully with the new laws and regulations that have been enacted following the high-profile bankruptcies and corporate and accounting scandals that have so adversely affected investor confidence. As a top-tier investment firm, CSFB acknowledges its commitment to its role as a gatekeeper in the financial markets. In furtherance of that commitment, CSFB has taken steps to strengthen that role, including implementing a framework to protect the integrity and quality of its research in full compliance with regulations and evolving best practices for research, complying with restrictions on allocation of shares in initial public offerings to directors and officers of public companies and vigorously reviewing ways to enhance professionalism and integrity in the conduct of its businesses. CSFB remains committed to adhering to the highest professional standards and providing top quality execution and investment performance, while developing and retaining outstanding investment professionals.

Institutional Securities

Overview

Institutional Securities provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world.

Effective January 1, 2004, the segment was reorganized to transfer the private equity and private fund groups to CSFB Financial Services. The presentation of the operations of Institutional Securities will reflect debt and equity underwriting and financial advisory services and the equity and fixed income trading businesses. The following description reflects the organization in place during 2003.

For the year ended December 31, 2003, Institutional Securities ranked:

- Seventh in global mergers and acquisitions advisory services in U.S. dollar volume of announced transactions;
- Third in global mergers and acquisitions advisory services in number of transactions;
- Sixth in U.S. dollar value of global debt underwriting;
- First in U.S. dollar value of global high-yield debt underwriting;
- Eighth in U.S. dollar value of global equity and equity-linked underwriting;

- Sixth in U.S. dollar value of U.S. debt and equity underwriting;
- Second in U.S. dollar value of global asset-backed financing;
- First in Swiss franc-denominated international debt issuances; and
- Sixth in global equity research, with 15 ranked analysts, sixth in North American equity research, with 27 ranked analysts, fourth in European equity research, with 31 ranked analysts, and second in North American fixed income research, with 33 ranked analysts.

Products and services

Institutional Securities' clients demand high quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams. The following is a discussion of the key global products and services of Institutional Securities and the divisions through which they are delivered.

Fixed Income division

The Fixed Income division engages in underwriting, securitizing, trading and distributing a broad range of financial instruments in developed and emerging markets, including U.S. Treasury and government agency securities, foreign sovereign government securities, U.S. and foreign investment-grade and high-yield corporate bonds, money market instruments, foreign exchange and real estate-related assets. The Fixed Income division also provides a full range of derivatives products for the financing, risk management and investment needs of its customers. The Fixed Income division covers sovereign government, corporate and institutional customers.

Key fixed income products and services include:

- Interest-rate products, including instruments issued by sovereign government issuers and transactions in interest-rate derivatives. As part of this business, the Fixed Income division is a primary dealer in U.S. Treasury and government agency securities and participates in U.S. Treasury auctions and government agency new issues. It also offers a wide range of interest-rate derivatives products in all major currencies;
- Credit products, including investment-grade, high-yield and distressed debt securities and credit derivatives;
- Structured products, including mortgage-backed and asset-backed instruments;
- Senior bank debt in the form of syndicated loans and commitments to extend credit to investment-grade and non-investment-grade borrowers. The Fixed Income division is also engaged in secondary market trading of syndicated loans and other loans, and trading in defaulted and distressed loans;
- Real estate activities, such as financing real estate and real estate-related products and originating loans secured by commercial and multifamily properties. The Fixed Income division also securitizes and trades in a wide range of commercial and residential real estate and real estate-related whole loans;
- Emerging markets, where the Fixed Income division underwrites and trades in the fixed income securities and loans of a number of sovereign government and corporate issuers and obligors located in emerging market countries;
- Prime brokerage and futures execution services on all major futures and options exchanges worldwide;
- CSFB's own money market funding through the issuance of a wide variety of products, including time deposits, certificates of deposit, bankers' acceptances, commercial paper, medium-term notes and long-term debt; and

- Foreign exchange transactions serving a broad range of clients worldwide, including multinational corporations, money managers, hedge funds, banks and high-net-worth individuals.

Equity division

The Equity division engages in a broad range of equity activities for investors around the world, including sales, trading, brokerage and market-making in U.S. and international equity and equity-related securities, options and futures. Equity-related activities include:

- New issue distribution of all types of equity securities, including common stock, convertible securities and other equity and equity-related securities;

- Secondary trading as principal and agent on all major exchanges and over-the-counter;

- Primary and secondary market transactions, as principal and agent, in convertible bonds and listed and over-the-counter derivatives, and convertible, international and index arbitrage and other program-trading activities;

- Risk arbitrage, which involves investing for CSFB's own account in the equity securities of companies involved in publicly announced corporate transactions; and

- Prime banking, which includes dealer-to-dealer financing and the coverage of proprietary and client short positions through securities borrowing and lending arrangements.

Investment Banking division

The Investment Banking division's activities include financial advisory services regarding mergers and acquisitions and other matters, origination and distribution of equity and fixed income securities and leveraged finance and private equity investments. Investment Banking provides comprehensive financial advisory services and, in conjunction with the Equity and Fixed Income divisions, capital raising services, and develops and offers innovative financing for a broad range of clients. The Investment Banking division also conducts worldwide private equity investment activities through the private equity group.

Investment Banking clients include U.S. and international public and private corporations, sovereign governments, supranational and national agencies and public sector entities.

Investment Banking's principal services consist of:

- Mergers and acquisitions and other financial advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and

- Capital raising, through equity and equity-linked offerings, leveraged finance, investment-grade debt underwritings, high-yield debt underwritings, bank debt and bridge financing, structured products, raising of private capital and project finance. Investment Banking's offerings include both domestic and cross-border transactions.

The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group manages private equity funds and invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

Global investment research

CSFB provides in-depth research on companies and industries, macroeconomics and debt strategy globally. The core strengths of CSFB research include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. CSFB's equity research also includes extensive data resources, analytical frameworks and methodologies that leverage the firm's global platform and enable its analysts to customize their product for institutional customers. CSFB's fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. CSFB analysts' in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the firm's innovative web-based analytical tools and technology.

CSFB Financial Services

Overview

CSFB Financial Services provides international asset management services, including mutual funds, to institutional and private investors and financial advisory services to high-net-worth individuals and corporate investors.

Credit Suisse Asset Management is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in three regions, the Americas, Asia Pacific and Europe. With CHF 392.9 billion in assets under management at December 31, 2003, Credit Suisse Asset Management has investment capabilities in all major asset classes, including equities, fixed income, balanced products and alternative investments.

The Private Client Services business serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 335 investment advisors and managed or advised clients on approximately CHF 61.2 billion in assets as of December 31, 2003.

In May 2003, CSFB sold Pershing, a leading provider of financial services outsourcing solutions, to The Bank of New York Company, Inc.

Effective January 1, 2004, the segment was renamed Wealth & Asset Management and its operations were reorganized to include the private equity and private fund groups transferred from Institutional Securities. The following description reflects the organization in place during 2003.

Products and services

The following is a discussion of the key global products and services of CSFB Financial Services and the divisions through which they are delivered.

Asset management and advisory services

The asset management business offers its clients discretionary asset management services through segregated or pooled accounts. Clients may choose from a wide array of products, including:

- Fixed income and equity products in local and global markets;
- Balanced products, comprising a mixed portfolio of fixed income and equity investments according to a pre-defined risk parameter set by the customer or the investment guidelines of the fund and asset allocation products;
- Money market products in multiple currencies;

- Quantitative indexed products;
- Derivatives and commodities;
- Real estate portfolio management; and
- Alternative investment products, which include fund-of-funds products.

The investment policies of portfolio managers are generally focused on providing maximum return within the investor's criteria, while maintaining a controlled risk profile and adherence to high quality compliance and investment practices. The advisory services of the asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client's securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring.

The Private Client Services business offers a range of services, including single stock brokerage, hedging and sales of restricted securities. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts and alternative investments.

Funds

The asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed income and money market funds. In addition to these pan-European mutual funds, the asset management business offers domestic registered funds in the United States, Switzerland, the United Kingdom, Germany, Italy, France, Poland, Japan and Australia.

The asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Operating Environment and Competition

Operating environment

CSFB believes that the long-term outlook for leaders in the investment banking industry is generally positive, although the industry is volatile and subject to periodic market downturns worldwide or in particular geographic regions. Competition has resulted in significant pressure on margins, particularly in the cash equities businesses and equity and debt underwriting, and there has been a trend towards increased capital commitments to secure mandates. The global "bulge bracket", or top tier, investment banks are likely to be more successful than other firms, and there is continuing consolidation in the financial services industry. One of the principal macroeconomic trends affecting the investment banking industry is greater capital formation, which is produced by aging demographics, pension reforms and wealth creation. Consolidation and convergence, driven by a blurring of traditional product and geographic boundaries, deregulation and the importance of scale and efficiency, have also created benefits for global full-service providers such as CSFB. Technology has led to productivity improvements and new distribution and business models, more demanding and better-informed customers and the need to balance productivity gains with investment requirements.

The financial services business, including asset management, is viewed as a growth sector. Despite a challenging market environment, the underlying fundamentals and demographics continue to support the sector. CSFB believes that there will be positive net new asset or organic growth opportunities within this sector over the next several years. Despite this positive outlook for the business, increased competition, higher research costs, required advancements in technology, growth in client needs and globalization are trends that place greater pressure on margins and increase the need for scale within full-service asset management organizations. This growth, together with major

external changes such as technological innovation and increased volatility and complexity in world markets, is changing the way the industry delivers services, manages investments and measures risk.

Competition

CSFB faces intense competition from various types of firms in all aspects of its business and throughout the world. The principal competitive factors influencing CSFB's businesses are its reputation in the market place, its client relationships, its mix of market and product capabilities and the ability to attract and retain highly skilled employees.

In investment banking, CSFB competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. There is increased fragmentation in market share, partly due to lower volumes of business and increased competition. CSFB is subject to continued and increasing competitive pressure to make loans or otherwise commit capital, such as through block trades, to clients. CSFB has also experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products and in certain markets. Competition from alternative trading systems is reducing fees and commissions.

In asset management, CSFB's major competitors are the asset management subsidiaries of financial services firms, U.S. mutual and institutional fund managers and European fund managers. Despite the trend towards globalization in the asset management industry, competition is most significant in individual geographic locations. For the private equity business, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating.

Finance, Administration and Operations

The businesses of the Bank have finance, administration, operations and other support departments, including treasury, financial control, product control, credit, risk management, corporate services, information technology, tax, legal and compliance, human resources and operations. These departments support the Bank's diverse global businesses through the processing of securities, foreign exchange and commodities transactions; receipt and delivery of funds and securities; safeguarding of customers' securities; internal financial controls, including management of global expenses, capital structure and funding; and efforts at ensuring compliance with regulatory and legal requirements. Certain of these areas also assist in the management and monitoring of the risks associated with the Bank's business activities. We refer you to Notes 1 to 8 to the financial statements in the Bank's 2003 Annual Report in Annex I.

Employees

As part of CSFB's broad cost-cutting initiatives, we have reduced staff levels and achieved greater savings from other non-staff costs. As of December 31, 2003, the Bank had approximately 18,590 employees, of whom approximately 9,250 were in the Americas, 6,940 in Europe and 2,400 in Asia and the Asia-Pacific region. The Bank had approximately 23,400 employees as of December 31, 2002 and 27,500 as of December 31, 2001.

The Bank has encountered no significant labor disputes since it began its operations.

Properties

At December 31, 2003, the Bank and its subsidiaries occupied in excess of 6.5 million square feet in 33 countries. This includes over 2.9 million square feet in New York City and over 1.3 million square feet in London. The Bank owns properties in a number of locations including Princeton and East Hanover, New Jersey and in London.

During 2003 further space vacation reduced the occupied area by over 87,000 square feet in London and 180,000 square feet in New York.

The sale of the Pershing business to The Bank of New York Company was completed in the second quarter of 2003. This involved the disposal of over one million square feet, mainly in the United States but also in India and the United Kingdom.

Legal Proceedings and Regulatory Examinations

The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. We believe, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. We intend to defend ourselves vigorously against all of the claims asserted in these matters. For additional information about legal proceedings involving CSFB USA, our indirect wholly owned subsidiary, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CSFB USA with the SEC.

Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices

In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, CSFB received subpoenas and/or requests for information from the following governmental and regulatory bodies: (1) the New York State Attorney General, or NYAG; (2) the Massachusetts Secretary of the Commonwealth Securities Division, or MSD; (3) the Securities and Exchange Commission, or SEC; (4) the National Association of Securities Dealers, or NASD; (5) the New York Stock Exchange, or NYSE; and (6) the United States Attorneys' Office for the Southern District of New York, or SDNY. The SEC, NASD and NYSE have conducted a joint investigation.

Credit Suisse First Boston cooperated fully with these investigations and produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, NASD, NYAG and MSD took testimony from various present and former employees of Credit Suisse First Boston. The investigations focused primarily on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning").

On April 28, 2003, Credit Suisse First Boston and other Wall Street firms finalized a global settlement with a coalition of state and federal regulators and self-regulatory organizations to settle these investigations, or the Global Settlement. Consistent with an agreement in principle that had first been announced in December 2002, Credit Suisse First Boston agreed, without admitting or denying the allegations, to pay a total of USD 200 million, consisting of (a) USD 150 million to settle enforcement actions based on alleged violations of certain federal and state securities laws and NASD and NYSE rules and (b) USD 50 million to fund independent, third-party research to clients over five years. Credit Suisse First Boston also agreed to implement significant, industry-wide procedural and structural reforms to its business practices relating to both research analyst independence and the allocation of shares in initial public offerings, or IPOs.

On October 31, 2003, the U.S. District Court for the Southern District of New York approved the Global Settlement. The "state" portion of the Global Settlement consists of Credit Suisse First Boston's agreements with each of the state regulators within the North American Securities Administrators Association, or NASAA; Credit Suisse First Boston has officially executed its settlement agreements with nearly all of the NASAA members and continues to negotiate the final terms of its agreements with the balance.

On May 30, 2003, Credit Suisse First Boston (and the other banks that participated in the Global Settlement) received a subpoena from the SEC and a document request from the NYSE, each of which seeks e-mails of a number of employees and certain other documents relating primarily to equity research. (The NASD issued a similar request but has since withdrawn that request.) The SEC and NYSE requests are part of those entities' investigations into whether individual employees (rather than Credit Suisse First Boston itself) should be held liable for supervisory or other failures in connection with equity research practices during the time period that was the subject of the

investigations discussed above. Credit Suisse First Boston has produced documents responsive to the SEC and NYSE requests.

We are not aware of any material developments in connection with the previously disclosed investigation by the NYAG of whether potential wrongdoing by individuals occurred during the time period covered by the Global Settlement.

Additionally, we are not aware of any material developments in connection with the previously disclosed governmental and regulatory inquiries concerning Credit Suisse First Boston's preservation and production of documents in 2000 in response to then-pending investigations into Credit Suisse First Boston's allocation of shares in IPOs and subsequent commissions and transactions.

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, Credit Suisse First Boston LLC, an affiliate, and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, Credit Suisse First Boston LLC, an affiliate and other defendants moved to dismiss the consolidated class action complaints. On February 19, 2003, the district court denied the motion as to Credit Suisse First Boston LLC, an affiliate and the other defendant investment banks, as well as with respect to certain issuer and individual defendants. In June 2003, the plaintiffs in this litigation announced a proposed settlement of their claims against the issuer defendants and the issuers' officers and directors named in the litigation. On September 2, 2003, the plaintiffs filed an omnibus motion for class certification in all of these actions. By agreement among the parties and the district court, six cases were selected as focus cases for class certification purposes. The underwriter defendants opposed class certification in the six focus cases on February 24, 2004. The district court heard oral argument on the motion on June 17, 2004.

Since March 2001, Credit Suisse First Boston LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the U.S. District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, Credit Suisse First Boston LLC and the other defendants moved to dismiss the amended complaint. On November 3, 2003, the district court granted the motion to dismiss and dismissed the action with prejudice as to all defendants. On December 3, 2003, the plaintiffs filed a notice of appeal to appeal the district court's decision. Briefing on the appeal is now underway.

On November 15, 2002, CSFB USA was sued in the U.S. District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which its affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, or DLJSC, acted as underwriter. The complaint alleges that the issuers' IPOs were underpriced, and that DLJSC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the

profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements between DLJSC and those issuers. On September 12, 2003, CSFB USA, filed a motion to dismiss the complaint. By order dated March 9, 2004, the district court denied CSFB USA's motion to dismiss as to three of plaintiff's claims, but granted the motion as to plaintiff's claim for unjust enrichment.

Several putative class action lawsuits have been filed against Credit Suisse First Boston LLC in the wake of publicity surrounding various governmental and regulatory investigations that led to the Global Settlement. Thus far, cases have been brought against Credit Suisse First Boston LLC in the U.S. District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Atmel Corporation, Agilent Technologies, Inc., AOL Time Warner Inc., Amazon.com, Razorfish, Inc., Lantronix, Inc., Synopsys, Inc., Winstar, Inc., and Covad Communications Co. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. A purported class action has also been filed in Missouri state court relating to analyst research.

A purchaser of shares of Clarent Corporation has filed an individual action in the Superior Court of the State of California for the County of Los Angeles alleging fraud, negligence, and negligent misrepresentation in connection with Credit Suisse First Boston's research coverage of that company. On June 3, 2004, the court granted Credit Suisse First Boston LLC's motion for summary judgment dismissing plaintiff's case. An action has also been filed in the Superior Court of the State of California for the County of Santa Clara on behalf of a class of purchasers of several issuers. That complaint alleges that Credit Suisse First Boston LLC violated Section 17200 of California's Business and Professions Code, which prohibits unfair business practices. On March 2, 2004, that case was dismissed without prejudice.

The Amazon.com and Covad Communications actions have been dismissed on motions to dismiss. The dismissal of the Covad Communications action was appealed and, on April 1, 2004, the U.S. Court of Appeals for the Second Circuit affirmed the dismissal.

The actions relating to AOL Time Warner Inc., Agilent Technologies, Inc., Synopsys, Inc., Winstar, Inc., and Razorfish, Inc. have all been separately consolidated in the U.S. District Court for the District of Massachusetts. Motions to dismiss have been or will be filed in each of these actions. Credit Suisse First Boston LLC has also filed a motion to dismiss in a consumer fraud action brought by the West Virginia Attorney General relating to analyst research.

Enron-related litigation and inquiries

Numerous actions have been filed against Credit Suisse First Boston LLC and its affiliates relating to Enron Corp. or its affiliates. On April 8, 2002, Credit Suisse First Boston and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in two putative class action complaints filed in the U.S. District Court for the Southern District of Texas. The first, *Newby, et al. v. Enron Corp., et al.*, was filed by purchasers of Enron securities and alleges violations of the federal securities laws. The second, *Tittle, et al. v. Enron Corp., et al.*, was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the federal Employment Retirement Income Security Act and the Racketeering Influenced and Corrupt Organizations Act, as well as state law negligence and civil conspiracy claims. A motion by Credit Suisse First Boston LLC and its affiliates to dismiss the complaint in *Newby* was denied in December 2002, and Credit Suisse First Boston LLC and its affiliates have since answered the complaint, denying all liability. On May 8, 2002, Credit Suisse First Boston LLC and its affiliates moved to dismiss the *Tittle* complaint, and the district court granted that motion in full on September 30, 2003, thereby dismissing the action in its entirety as to Credit Suisse First Boston LLC and its affiliates. In both cases, plaintiffs filed motions for class certification that are pending before the district court. On May 14, 2003, the lead plaintiff in *Newby* filed an amended complaint that, among other things, names as defendants additional Credit Suisse First Boston entities, expands the putative class to include purchasers of certain Enron-related securities, and alleges additional violations of the federal securities laws. On May 28, 2003, the lead plaintiff in *Newby* filed an amended motion for class certification of a more broadly defined class based on the amended complaint. On June 18, 2003, Credit Suisse First Boston LLC and its affiliates moved to dismiss the new claims and new entities asserted in the amended complaint.

On March 31, 2004, that motion was granted as to certain claims that were based on the Securities Act of 1933, but denied in all other respects.

Several actions filed against Credit Suisse First Boston LLC and its affiliates and other parties have been consolidated or coordinated with the *Newby* action and stayed as to the filing of amended or responsive pleadings pending the district court's decision on class certification in *Newby* and *Tittle*. Similarly consolidated or coordinated with *Newby* and stayed have been several actions against Arthur Andersen, LLP, or Andersen and other defendants, in which Andersen brought claims for contribution against Credit Suisse First Boston LLC and its affiliates and other parties as third-party defendants. The consolidated and coordinated cases are now proceeding into discovery along with *Newby*.

Additional Enron-related actions have been filed in various federal and state courts against Credit Suisse First Boston LLC and its affiliates, along with other parties, including: (i) a complaint by two investment funds that purchased certain Enron-related securities alleging insider trading and other violations of California law; (ii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iii) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities laws, common law fraud and civil conspiracy in connection with securities offerings by certain Enron-related entities; (iv) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities laws, fraud, deceit, and civil conspiracy; (v) a putative class action brought on behalf of holders of Enron common and preferred stock asserting claims of breach of fiduciary duty, aiding and assisting breach of fiduciary duty, negligent misrepresentation and fraud; (vi) a putative class action brought on behalf of purchasers of the common stock of NewPower Holdings, Inc. alleging violations of the federal securities laws; (vii) a putative class action brought on behalf of 70 Connecticut municipalities alleging violations of the Connecticut Unfair Trade Practices Act and various state claims including fraud, misappropriation, unjust enrichment and misrepresentation, in connection with Enron's transactions with the Connecticut Resource Recovery Authority ("CRRA"), a public agency; and (viii) a putative class action brought on behalf of individual former board directors of CRRA to recover public funds, alleging violations of state aiding and abetting laws.

Mediations have been ordered in several of the cases brought in state court. In March 2004, the U.S. District Court for the Southern District of New York approved a partial settlement between the plaintiffs, the individual defendants and NewPower with respect to *In re NewPower Securities Litigation*. Additional mediation sessions with respect to *In re NewPower Securities Litigation* were held in May and June 2004.

In December 2001, Enron filed a petition for Chapter 11 relief in the U.S. Bankruptcy Court for the Southern District of New York. On September 12, 2002, the bankruptcy court entered an order allowing discovery by a court-appointed examiner from more than 100 institutions, including Credit Suisse First Boston LLC and its affiliates. Credit Suisse First Boston LLC and its affiliates have produced documents and made witnesses available for private sworn statements, subject to a confidentiality order. The bankruptcy examiner completed the investigation and, on November 4, 2003, filed a final report that contained the examiner's conclusions with respect to several parties, including Credit Suisse First Boston LLC and its affiliates. Enron has brought four adversary proceedings against Credit Suisse First Boston LLC and its affiliates, seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of Credit Suisse First Boston LLC and its affiliates' claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests, and turnover and recovery of property; and damages, attorneys' fees and costs for alleged aiding and abetting of breaches of fiduciary duty by Enron employees and civil conspiracy. Credit Suisse First Boston LLC and its affiliates have filed motions to dismiss these complaints, all of which are still pending.

On May 28, 2003, the courts presiding over the consolidated Enron litigation and over the Enron bankruptcy proceedings jointly ordered the following parties to participate in non-binding mediation: plaintiffs in *Newby, Tittle* and the cases comprising the multi-district litigation proceedings in Texas; eleven financial institutions, including Credit Suisse First Boston; and Enron and its affiliated debtors (including representatives of the Official Committee of Unsecured Creditors). The courts appointed Senior Judge William C. Conner of the U.S. District Court for the

Southern District of New York as mediator. Several mediation sessions have been held, but have failed to produce a broad settlement.

Credit Suisse First Boston has received requests for information from certain U.S. Congressional committees and continues to receive requests for information and/or subpoenas from certain governmental and regulatory agencies regarding Enron and its affiliates. We continue to cooperate fully with such inquiries and requests.

NCFE-related Litigation

Since February 2003, lawsuits have been filed against Credit Suisse First Boston LLC with respect to services that it rendered to National Century Financial Enterprises, Inc. and its affiliates, or NCFE. From January 1996 to May 2002, Credit Suisse First Boston LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002.

In these lawsuits, which were filed in (or removed to) federal courts in Arizona, Ohio, New Jersey and New York, investors in NCFE's bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE's auditors and law firm, the rating agencies that rated NCFE's bonds, and NCFE's placement agents, including Credit Suisse First Boston LLC. The allegations include claims for breach of contract, negligence, fraud, and violation of federal and state securities laws. By orders dated November 13, 2003, January 5, 2004, and March 3, 2004, the Judicial Panel on Multidistrict Litigation consolidated the matters and transferred them to the U.S. District Court for the Southern District of Ohio for pre-trial purposes. Credit Suisse First Boston LLC has filed motions to dismiss in each of these cases.

U.K. Insurance Litigation

On August 7, 2003, a syndicate of insurance companies filed Consolidated Particulars of Claims against Credit Suisse Group, Credit Suisse First Boston LLC and CSFB USA in the London Commercial Court alleging that certain excess liability insurance policies provided to these entities should be invalidated. These insurance policies are intended to provide coverage for damages, expenses, or settlements in excess of designated deductibles and below designated caps resulting from certain legal proceedings involving us or our subsidiaries. The insurance syndicate alleges that these insurance policies should be invalidated based on certain purported misrepresentations and misleading statements made by Credit Suisse Group and CSFB to the insurance syndicate in connection with the underwriting of the policies.

Mutual Fund Investigations

Credit Suisse First Boston LLC and certain of its current and former affiliates have received subpoenas and/or requests for information from various governmental and regulatory bodies, including the New York Attorney General's Office and the SEC, as part of the industry-wide investigation relating to the practices of mutual funds and their customers. We are cooperating fully with such requests.

Adelphia Communications Corporation Litigation

On July 6, 2003, the creditors' committee appointed in the bankruptcy cases of Adelphia Communications Corporation and its affiliates filed an adversary proceeding in bankruptcy court against certain lenders and investment banks, including CSFB USA and certain affiliates. The complaint asserts claims against the Credit Suisse First Boston entities and numerous other defendants under state law, the Bankruptcy Code and the Bank Holding Company Act. The complaint seeks, as against the Credit Suisse First Boston entities, the disallowance, avoidance and/or subordination of their claims and/or liens against Adelphia (and any of its assets) in its bankruptcy proceedings, and an unspecified amount of compensatory and punitive damages. The equity holders' committee appointed in the bankruptcy cases is also seeking leave of court to intervene in the adversary proceeding to assert additional claims against CSFB USA under state law, as well as claims against other parties under the Racketeer Influenced and Corrupt Organizations Act.

In addition, CSFB USA and certain affiliates have been named in six civil actions brought by investors in Adelphia debt and/or equity securities concerning alleged misstatements in certain Adelphia securities offerings. These complaints were consolidated in the U.S. District Court for the Southern District of New York. CSFB USA and certain affiliates were also named in two actions filed in Connecticut state court by investors who received Adelphia equity securities in the merger of Century Communications Corporation and Adelphia in October 1999. These two complaints were removed to the U.S. District Court for the District of Connecticut and a motion seeking their transfer to the consolidated proceeding in the Southern District of New York has been filed. On April 13, 2004, the plaintiffs in these actions moved to remand their complaints to Connecticut state court. CSFB USA and its affiliates have filed an opposition to this motion. In each of the above cases, CSFB USA and its affiliates have filed, or expect to file, motions to dismiss.

Certain Factors That May Affect Our Results of Operations

Our businesses are materially affected by conditions in the financial markets and economic conditions generally. In addition, our businesses are exposed to a variety of risks that could materially affect our results of operations and financial condition, including those described below. We refer you to Notes 1 to 8 to the financial statements in the Bank's 2003 Annual Report in Annex I for a description of how we manage risk.

Market Risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility.

We maintain large trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. At December 31, 2003, our trading portfolios represented approximately 30.6% of our total assets and approximately 31.7% of our total liabilities. For further information on market risk exposures in those portfolios, we refer you to "Risk Management — Market Risk — Market Risk Exposures — Trading portfolios" and "— Non-trading portfolios" in the Annual Report 2003 in Annex I. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products.

To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our net short positions by acquiring assets in a rising market. We may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which we expect to earn net revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss on those paired positions. Such losses, if significant, could adversely affect our results of operations and financial condition.

Adverse market or economic conditions may cause a decrease in net revenues.

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the U.S. and elsewhere around the world. Difficult market and economic conditions and geopolitical uncertainties, including terrorism, military activity and the threat of future military activity, in 2002 and 2003 had a negative impact on our business as the slowdown in global economic growth continued. Despite improved market conditions and some signs that the global economy is beginning to recover, adverse market or economic conditions could deteriorate and create a challenging operating environment for financial services companies. In particular, persistent doubts regarding the sustainability of the global economic recovery, the potential impact of rising oil prices, interest rates and the risk of geopolitical events will continue to create a volatile market environment.

Certain of our businesses, particularly structured and credit products and the high-yield and fixed income businesses, have benefited in recent years from low or declining interest rates, lower valuations and declining volatility affecting the equity markets. Increasing or higher interest rates could have an adverse effect on the results of those businesses.

We face a number of risks with respect to adverse future market or economic conditions. Financial markets in Europe, the U.S. and elsewhere may decline further or experience increased volatility, which could lead to a decline in merger and acquisition activity and capital markets transactions. Our net operating income would likely decline in such circumstances, and, if we were unable to reduce expenses at the same pace, our results of operations and financial condition would be adversely affected. In addition, adverse market or economic conditions could negatively affect our business and the estimates and assumptions used to determine the fair value of our reporting segments and we may record goodwill impairment charges as a result in the future. Furthermore, future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity, including in businesses in which we operate.

Asset management business. Unfavorable market or economic conditions could affect our asset management businesses by reducing sales of our investment products, such as mutual funds, and by reducing the volume of our asset management activities. In addition, because the fees we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces those values or increases the amount of withdrawals from those portfolios would reduce our commission and fee income. Even in the absence of a market downturn, below-market performance by our mutual funds and managed portfolios may result in increased withdrawals or reduced inflows, which would reduce the net operating income we receive from asset management activities.

Investment banking business. The difficult market and economic conditions and geopolitical uncertainties during 2002 and 2003 had a negative impact on our investment banking business, particularly our capital markets and financial advisory services. Future economic weakness and market declines would likely also have a negative impact on the results of operations and financial condition of our investment banking business. In particular, adverse market or economic conditions could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees, which are directly related to the number and size of the transactions in which we participate. In addition, market declines in Europe, the U.S. and elsewhere would likely lead to a decline in the volume of securities trades that we execute for customers and, therefore, to continue to have an adverse effect on net operating income we receive from commissions and spreads.

Private equity business. Adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we could lose some or all of any management or similar fees, may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak initial public offering markets. In certain circumstances, depending on the size of the investment, the nature of the company's problems or other factors, we may become involved in disputes or legal proceedings relating to the investment, and our reputation or our ability to sponsor private equity investment funds in the future could be adversely affected.

We may incur significant losses in the real estate sector.

Our investment banking businesses could be adversely affected by a downturn in the real estate sector. We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and we originate loans secured by commercial, residential and multi-family properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities. Future

unfavorable conditions in real estate markets and further potential writedowns on our legacy real estate portfolios would adversely affect our results of operations and financial condition.

Our revenues may decline in line with declines in certain sectors.

Decreasing economic growth has reduced the net revenues of our investment banking business. In the past we have made, and in the future we may make, significant commitments to providing investment banking advisory and underwriting services to companies in certain sectors such as technology and telecommunications. Decreasing economic growth generally with respect to these sectors has negatively affected net operating income of our investment banking business and may continue to do so in the future.

Holding large and concentrated positions may expose us to large losses.

Concentrations of risk could increase losses at our investment banking businesses. We have sizeable loans and securities holdings and we face additional risk from concentrations of loans in our banking business to certain customers. Excluding loans due from banks, our three largest industry concentrations in 2003 were financial services, real estate companies and manufacturing. A downturn in any of these sectors in the past has had, and in the future may have, an adverse effect on our results of operations and financial condition.

Furthermore, risk concentrations could also expose our investment banking business to increased losses from other activities, such as arbitrage, market-making, block and proprietary trading, private equity and underwriting. The trend in all major capital markets is toward larger and more frequent commitments of capital. We have committed substantial amounts of capital to these businesses, which may require us to take large positions in the loans or securities of a particular company or companies in a particular industry, country or region, thereby increasing our related risk of loss due to our sizeable securities holdings.

Significant interest rate changes could affect our results of operations and financial condition.

The level of our net interest income significantly affects the results of operations of our banking businesses. Interest rates are highly sensitive to many factors beyond our control. Changes in market interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Accordingly, the level of net interest income from our banking businesses could decline as a result of mismatches between those assets and liabilities. In addition, increases in the interest rates at which short-term funding is available and maturity mismatches may adversely affect the results of operations of our banking businesses.

Our hedging strategies may not prevent losses.

If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge that position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, we may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may also affect our hedging strategies.

Market risk may increase the other risks that we face.

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them.

Credit risk

We may suffer significant losses from our credit exposures.

Our businesses are subject to the risk that borrowers and other counterparties will be unable to meet their obligations to us. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. These exposures may arise, for example, from:

- A decline in the financial condition of the counterparty;
- A decrease in the value of securities of third parties held by us as collateral;
- Entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us;
- Extending credit to our clients through loans or other arrangements;
- Executing trades that fail to settle at the required time due to systems failure or non-delivery by the counterparty; and
- Economic and political conditions beyond our control.

We establish provisions for loan losses, which are reflected in the valuation adjustments, provisions and losses in our income statement, in order to maintain our allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by us, industry standards, past due loans, economic conditions and other factors related to the collectibility of the loan portfolio. Although management uses its best efforts to establish the provision for loan losses, that determination is subject to significant judgment, and our banking business may have to increase their provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. Any increase in the provision for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. We have had an increase in our investment bank's provisions for credit losses and further increases, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations and financial condition.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically.

The credit environment in 2003 improved from that in 2002, which was among the most difficult in recent history. However, we continue to have significant exposures to the credit quality of counterparties with which we conduct business. Recently, the credit environment has also been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

The information that we use to manage our credit risk may be inaccurate or incomplete.

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the credit or trading risks of a counterparty.

We may not have sufficient collateral to fully cover our exposure to potential credit losses.

In cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral.

Cross Border and Foreign Exchange Risk

Cross border risks may increase market and credit risks we face.

Country, regional and political risks are components of market risk as well as credit risk. Financial markets and economic conditions generally in Europe, the U.S. and elsewhere around the world have in the past been, and in the future may continue to be, materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. The political, economic or other circumstances of the countries in which we operate may have an adverse impact on our results of operations and financial condition.

We may face significant losses in emerging markets.

As a global financial services company, we are exposed to economic instability in emerging market countries. We have adopted a lower risk profile for our emerging market operations. This strategy includes improved risk monitoring, greater diversity in the sectors in which we invest and greater emphasis on customer driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations and financial condition.

We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations and financial condition. For example, the 13.4% decline in the average U.S. dollar/ Swiss franc exchange rate from 2002 to 2003 had a substantial adverse effect on our consolidated results of operations and financial condition as reported on a Swiss franc basis.

Liquidity Risk

Our liquidity could be impaired if we could not access the capital markets or sell our assets.

Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to raise money in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. Such an inability could result from factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the financial services industry generally. Lenders could, however, develop a negative perception of our particular long-term or short-term financial prospects if:

- We incurred large trading or loan losses;
- A continuing market downturn caused the level of our business activity to decrease;

- Regulatory authorities took significant action against us; or

- We discovered serious employee misconduct or illegal activity.

If we were unable to borrow in the debt capital markets, or access the secured lending markets, we would need to liquidate assets, such as the readily marketable debt securities and other securities and investments held in our investment and trading portfolios, to meet our maturing liabilities. A market downturn could, however, adversely affect our ability to liquidate those assets. In addition, certain market environments, such as when there is market volatility or uncertainty, could cause overall market liquidity to decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition. In addition, our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets at the same time.

In addition, regulatory and other legal restrictions may limit our ability to transfer funds freely either to or from Credit Suisse Group, our subsidiaries and other affiliates of those companies. In particular, a substantial number of those entities, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we need to make payments on our obligations.

We may face asset liability mismatches.

We meet most of our funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, a portion of our assets has medium- or long-term maturities, creating a potential for funding mismatches. Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected, which could require us to use other methods to fund our obligations, such as raising money in the capital markets or through secured borrowings or asset sales. If other funding sources were not available to us at this time, we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans and investments as they arise.

Changes in our ratings may adversely affect our business and financial condition.

Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs and limit our access to capital markets. Ratings are assigned by rating agencies, which may reduce or indicate their intention to reduce the ratings at any time. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. For more information relating to our credit ratings and the credit ratings of our affiliates, we refer you to "Operating and Financial Review and Prospects — Credit Ratings." Any reduction in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain their current customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition.

Operational Risk

We are exposed to a variety of operational risks.

Operational risk is the risk of adverse impacts on our business as a consequence of conducting operations in an improper or inadequate manner, or as a result of external factors. In general, our businesses face a wide variety of operational risks. We face risk arising from organizational factors such as change of management and other personnel, data flow, communication, coordination and allocation of responsibilities. Policy and process risk arises from weakness in or non-compliance with policies and critical processes involving documentation, due diligence, adherence to credit limits, settlement and payment. Technology risk stems from dependencies on information technology and the telecommunications infrastructure and risks arising from e-commerce activities. We face risks

arising from human error and external factors such as fraud. Finally, we face risks from physical threats to our and third-party suppliers' facilities or employees and business disruption; in particular, if there is a disruption in the infrastructure supporting our businesses and/or the areas where they or third-party suppliers are situated, such as interruptions in electrical, communications, transportation or other services, our ability to conduct our operations may be negatively impacted. Any such events could have an adverse effect on our results of operation and financial condition.

We may suffer losses due to employee misconduct.

Our businesses are exposed to risk from potential non-compliance with policies on loans, credit limits, securities transactions and settlements and payment processes. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and employee misconduct may occur. Misconduct by employees could include engaging in unauthorized activities or binding us to transactions that exceed authorized limits or present unacceptable risks, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective.

Our dependence on systems could expose us to losses.

We may suffer losses caused by a breakdown in information, communication, transaction settlement, clearance and processing procedures. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

Legal and Regulatory Risks

Our exposure to legal liability is significant.

We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing. These risks involve disputes over the terms of transactions in which we act as principal, disputes concerning the adequacy or enforceability of documents relating to our transactions, potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions in which we act as underwriter, placement agent or financial advisor, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes over the independence of our research. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable.

We face risks relating to investment suitability determinations, disclosure obligations and performance expectations with respect to the products and services we provide, which could lead to significant losses or reputational damages. We have in place policies and practices to monitor and, to some extent, control the risks that may arise in delivering products or services to clients. Although we attempt to ensure that any investment or risk management product or service we provide to our clients is appropriate based on our relationships with that client, we may not succeed in doing so. Companies in our industry are increasingly exposed to claims for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, these claims could increase.

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties.

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the U.S. and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. For a more complete description of our regulatory regime, we refer you to "Regulation and Supervision."

For example, in recent years, we have experienced increased regulation of our activities as a result of anti-money laundering initiatives in a number of jurisdictions. For example, in 2001, the U.S. Congress enacted the USA Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. Certain specific requirements under the USA Patriot Act involve new compliance obligations. Final regulations pursuant to the USA Patriot Act have not been adopted in all of these areas. In another example, in 2002 the U.S. Congress adopted the Sarbanes-Oxley Act, which imposed a number of obligations on companies, including banks, subject to reporting obligations in the U.S. More recently, in 2003 and 2004, the SEC has adopted a number of rules concerning mutual funds and asset management, and the U.S. Congress is currently considering legislation with respect to the activities of mutual funds. In addition, from 2002 to 2004, the EU adopted a number of directives under the Financial Services Action Plan that are designed to increase internal market integration and harmonization. These directives include the Market Abuse Directive, the Prospectus Directive, the Transparency Obligations Directive and the Investment Services Directive. Furthermore, Switzerland and other jurisdictions in which we operate have proposed or adopted regulations to strengthen prohibitions on money laundering and terrorist financing as well as tax evasion. For a more complete description of certain of these regulations, we refer you to "Regulation and Supervision." Similar or more severe measures may be adopted in the future.

In addition, Switzerland and the Swiss banking industry have in the past come under criticism for their laws and guidelines protecting the privacy of the customer, and such criticism may continue in the future.

We are exposed to risk of loss from legal and regulatory proceedings.

We are subject to a number of legal proceedings, regulatory actions and investigations, including with respect to research analyst practices and certain IPO allocation practices, mutual fund investigations, and particular companies to which we have rendered services. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to these and other legal and

regulatory proceedings involving our investment banking and other businesses, we refer you to "— Legal Proceedings and Regulatory Examinations."

Changes in our regulatory regime may affect our results of operations and capital requirements.

Changes in laws, rules or regulations affecting the banking, investment banking and asset management businesses, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect our results. For example, the Basle Committee on Banking Supervision of the Bank for International Settlements, or Basle Committee, is currently considering significant changes to existing international capital adequacy standards and intends to publish these standards by mid-year 2004. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be enacted through national legislations, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations. In addition, in April 2004, the Swiss Federal Banking Commission, or SFBC, formally announced that it intends to implement the new standards swiftly but subject to a "Swiss finish". Furthermore, the SFBC has indicated that it intends to implement the new standards for all Swiss banks. Based on announcements from the SFBC, we currently expect that the Bank will be required to implement the SFBC's new standards no later than year-end 2007.

Legal restrictions on our clients may reduce the demand for our services.

We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. In 2002, the U.S. Congress passed the Sarbanes-Oxley Act, and the SEC, the NYSE and NASDAQ subsequently adopted rules that significantly alter the duties and obligations relating to, among other things, corporate governance and financial disclosure. Most of these requirements are applicable to SEC-registered companies. To the extent private companies elect not to engage in IPOs in order to avoid being subject to these provisions, our equity new issuances business and our potential for exiting certain private equity investments may be adversely affected. In addition, these requirements, coupled with the current state of the economy, have diverted many companies' focus from capital markets transactions, such as securities offerings and acquisition or disposition transactions, and as long as such diversion exists our investment banking businesses may be adversely affected.

We are exposed to actions by employees.

We are also subject to claims arising from disputes with employees for, among other things, alleged discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We have incurred significant legal expenses in defending against employee litigation and other adversarial proceedings, and we expect to continue to do so in the future. Actions by employees could have a negative impact on our results of operations and financial condition.

Competition

We face increased competition due to consolidation and new entrants.

We face intense competition in all financial services markets and for the products and services we offer. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. The European and U.S. financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such

products at more competitive prices. In addition, new lower-cost competitors may enter the market, which may not be subject to capital or regulatory requirements and, therefore, may be able to offer their products and services on more favorable terms. Furthermore, U.S. federal financial reform legislation has significantly expanded the activities permissible for financial services firms in the U.S. This legislation may accelerate consolidation, increase the capital base and geographic reach of our competitors and increase competition in the financial services industry, which could adversely affect our results of operations and financial condition.

Our competitive position could be harmed if our reputation is damaged.

In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if we fail adequately to promote and market our brand. Our reputation could be damaged if, as we increase our client base and the scale of our businesses, our comprehensive procedures and controls dealing with conflicts of interest fail, or appear to fail, to address conflicts of interest properly. Our reputation could in the future be damaged by, among other things, employee misconduct, a decline in or a restatement of or other corrections to our financial results, adverse legal or regulatory action or a downturn in financial markets or the financial services industry in general. The loss of business that could result from damage to our reputation could affect our results of operations and financial condition.

We must recruit and retain highly skilled employees.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with companies outside the financial services industry; such competition with non-financial services companies in particular is intensifying due to the fact that average compensation within our industry is decreasing, reflecting the current economic environment. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

Intense competition in all business segments could harm our results.

Our investment banking operation competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. Investment banking has experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products or in certain markets. In addition, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating. Furthermore, our investment banking business faces competitive challenges from new trading technologies and alternative non-traditional trading systems, including the internet.

The asset management business faces competition from the asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in the U.S. and Europe. Despite the trend towards globalization in the industry, competition is most significant in individual geographic locations. To compete effectively, our asset management business must continue to develop a broad range of products aimed at both global and local markets and to improve its marketing channels.

We face competition from new trading technologies.

Our investment banking and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger

competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

Acquisition Risk

Acquisition of financial services businesses has been an important element of our strategy, and when appropriate we expect to consider additional acquisitions in the future. Even though we review the records of companies we plan to acquire, such reviews are inherently incomplete and it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses.

Integration Risk

We face the risk that we will not be able to integrate acquisitions into our existing operations effectively. Integration may be hindered by, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. If we are unable to address these challenges effectively, our results of operations and financial condition could be adversely affected.

Risk and Capital Management

The general risk management policy of Credit Suisse Group serves as the basis for the Bank's risk management. The process is designed to ensure that there are sufficient independent controls to assess, monitor and control risks in accordance with the Bank's control strategy and in consideration of industry best practices. The primary responsibility for risk management lies with the Bank's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, legal risk, operational risk and reputational risk.

The Bank believes that it has effective procedures for assessing and managing the risks associated with its business activities. The Bank cannot completely predict all market and other developments and the Bank's risk management cannot fully protect against all types of risks. Unforeseen market and other developments or unexpected movements or disruption in one or more markets can result in losses due to such events as adverse changes in inventory values, a decrease in liquidity of trading positions, greater earnings volatility or increased credit risk exposure. Such losses could have a material adverse effect on the Bank's results of operations.

We refer you to Notes 1 to 8 to the financial statements in the Bank's 2003 Annual Report in Annex I for a description of how we manage risk and for quantitative information on market risk.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information as of and for the years ended December 31, 2003, 2002 and 2001 has been derived from the Annual Financial Statements. The Annual Financial Statements have been prepared in accordance with Swiss GAAP, which differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences Between Swiss GAAP and U.S. GAAP." There has been no material adverse change in the financial condition of the Bank since December 31, 2003. Since the Bank's establishment, there have been no material interruptions in its overall business activities.

We converted to U.S. GAAP as the primary basis of accounting with effect from January 1, 2004. We refer you to "Summary of U.S. GAAP Financial Results" below for a limited unaudited presentation of our historical financial position and results of operations on a U.S. GAAP basis.

Consolidated Income Statement of the Bank

	Years Ended December 31,		
	2003	2002	2001
	(in CHF millions)	(in CHF millions)	(in CHF millions)
Results from Interest Business			
Interest and discount income	8.498	12.530	23.569
Interest and dividend income from trading portfolio	9.744	9.912	12.999
Interest and dividend income from financial investments	230	215	326
Interest expense	(14.112)	(17.793)	(33.326)
Net Interest Income	4.360	4.864	3.568
Results from Commission and Service Fee Activities			
Commission income from lending activities	770	773	662
Commissions from securities and investment transactions	7.145	9.742	12.782[1]
Commission from other services	557	1.152	924
Commissions expense	(735)	(738)	(990)
Net Commission and Service Fee Income	7.737	10.929	13.378
Net Trading Income	1.706	1.387	7.936[1]
Other Ordinary Income			
Income from the sale of financial investments	315	242	647
Income from participations	36	105	118
of which from participations accounted for using the equity method	21	84	105
of which from other non-consolidated participations	15	21	13
Real estate income	34	44	25
Sundry ordinary income	294	337	217
Sundry ordinary expenses	(434)	(1.369)	(1.630)
Net Other Ordinary Income	245	(641)	(623)
Net Operating Income	14.048	16.539	24.259
Operating Expenses			
Personnel expenses	(8.256)	(11.471)	(16.806)
Other operating expenses	(2.491)	(3.470)	(5.119)
Total Operating Expenses	(10.747)	(14.941)	(21.925)
Gross Operating Profit	3.301	1.598	2.334
Depreciation and write-downs on non-current assets	(1.809)	(2.224)	(2.652)
Valuation adjustments, provisions and losses	(399)	(3.691)	(2.132)
Total Depreciation and Valuation Adjustments	(2.208)	(5.915)	(4.784)
Consolidated (Loss)/Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	1.093	(4.317)	(2.450)
Extraordinary items, net of related taxes	161	(392)	(10)
Cumulative effect of change in accounting principle[2]	321	254	—
Taxes [2]	(261)	1.023	599
Consolidated Net (Loss)/Profit	1.314	(3.432)	(1.861)
of which minority interests[3]	165	96	331
Consolidated Net (Loss)/Profit (excluding minority interests)	1.149	(3.528)	(2.192)

(1) Commissions from securities and investment transactions and net trading income each reflect reclassifications of CHF 270 million to conform to the current presentation.

(2) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 2002, taxes would have been CHF 156 million for 2002. The retroactive application of this change in accounting principle would have resulted in taxes for 2001 of CHF 853 million.

(3) Minority interests include (a) CHF 155 million (CHF 174 million in 2002 and CHF 217 million in 2001) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (CHF 886 million in 2002 and CHF 925 million in 2001) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1.267 million (CHF 1.425 million in 2002 and CHF 1.717 million in 2001) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 5.159 million (CHF 5.804 million in 2002 and CHF 6.995 million in 2001) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank.

Consolidated Balance Sheet of the Bank

	As of December 31,		
	2003	2002	2001
	(in CHF millions)	(in CHF millions)	(in CHF millions)
Assets			
Cash	510	504	1,594
Money market papers	10,469	18,996	26,559
Due from banks	197,150	205,642	207,615
of which securities lending and reverse repurchase agreements	*143,196*	*158,544*	*166,001*
Due from customers	114,894	122,518	128,293
of which securities lending and reverse repurchase agreements	*62,252*	*57,635*	*59,806*
Mortgages	12,234	14,825	16,348
Securities and precious metals trading portfolio	186,332	164,595	205,059
Financial investments	9,940	8,329	9,568
Non-consolidated participations	336	696	883
Tangible fixed assets	3,713	4,425	5,420
Intangible assets	9,655	13,826	17,699
Accrued income and prepaid expenses	3,480	4,455	9,462
Other assets	58,570	61,784	58,776
of which replacement value of derivatives	*52,152*	*54,305*	*51,160*
TOTAL ASSETS	607,283	620,595	687,276
Total subordinated claims	1,488	1,662	1,967
Total due from non-consolidated participations and qualified shareholders	545	844	2,399
Liabilities and Shareholder's Equity			
Liabilities in respect of money market papers	33,379	29,501	28,215
Due to banks	293,454	300,148	351,034
of which securities borrowing and repurchase agreements	*104,855*	*123,170*	*140,958*
Due to customers, savings and investment deposits	2,604	1,552	1,960
Due to customers, other deposits	120,195	128,401	130,527
of which securities borrowing and repurchase agreements	*71,843*	*67,151*	*62,136*
Bonds and mortgage-backed bonds	63,222	64,731	64,129
Accrued expenses and deferred income	14,347	14,256	21,869
Other liabilities	58,805	58,260	58,350
of which replacement value of derivatives	*55,458*	*55,412*	*53,477*
Valuation adjustments and provisions	1,917	3,957	4,227
Total liabilities	587,923	600,806	660,311
Shareholder's equity			
Share capital	4,400	4,400	4,400
Capital reserves	13,443	13,443	13,443
Retained earnings	(7,780)	(3,413)	722
Minority interests in shareholder's equity	7,983	8,791	10,261
Consolidated net (loss)/profit	1,314	(3,432)	(1,861)
of which minority interests	*165*	*96*	*331*
Total shareholder's equity	19,360	19,789	26,965
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	607,283	620,595	687,276
Total subordinated liabilities	12,067	13,757	15,331
Total liabilities due to non-consolidated participations and qualified shareholders	2,194	2,614	1,797

Capital Adequacy:

	As of December 31,		
	2003	2002	2001
	(in CHF millions except percentages)	(in CHF millions except percentages)	(in CHF millions except percentages)
Tier 1 capital[1]	12,062	10,596	15,157
Total capital[1]	20,968	19,958	26,425
BIS Tier 1 ratio[2]	13.6%	10.3%	12.9%
BIS total capital ratio[3]	23.6%	19.3%	22.4%

(1) Calculated on a consolidated basis pursuant to Swiss banking law and regulations. Core capital includes (a) CHF 155 million (CHF 174 million in 2002 and CHF 217 million in 2001) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors, (b) CHF 908 million (CHF 886 million in 2002 and CHF 925 million in 2001) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1,267 million (CHF 1,425 million in 2002 and CHF 1,717 million in 2001) relating to perpetual non-cumulative non-voting preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 5,159 million (CHF 5,804 million in 2002 and CHF 6,995 million in 2001) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank. Core capital for 2003 includes CHF 870 million of innovative Tier 1 instruments.

(2) Tier 1 capital (consisting primarily of shareholder's equity) as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the recommendations, or the Basle Recommendations, of the Basle Committee.

(3) Total capital as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the Basle Recommendations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the information set forth under the caption "Selected Consolidated Financial Information" herein and the Annual Financial Statements included in the Bank's Annual Report for 2003, attached as Annex I to this Information Statement, and the Annual Financial Statements included in the excerpts from the Bank's Annual Reports for 2002 and 2001 attached as Annex II to this Information Statement. The Annual Financial Statements have been prepared in accordance with Swiss GAAP, which differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences Between Swiss GAAP and U.S. GAAP." We converted to U.S. GAAP as the primary basis of accounting with effect from January 1, 2004. We refer you to "Summary of U.S. GAAP Financial Results" below for a limited unaudited presentation of our historical financial position and results of operations on a U.S. GAAP basis.

The consolidated results of the Bank and its segments are presented and discussed below on a Swiss GAAP basis.

Overview

The Bank is a Swiss bank and a leading global investment bank, with total consolidated assets of approximately CHF 607 billion and total consolidated shareholder's equity of approximately CHF 19 billion at December 31, 2003. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to institutional, corporate, government and high-net-worth individual clients worldwide.

At December 31, 2003, the Bank consisted principally of two operating segments, Institutional Securities and CSFB Financial Services. In addition to these businesses, the Bank maintains a real estate division (which is unrelated to CSFB's real estate business) on behalf of Credit Suisse Group, which serves as a means of tracking the revenues and related costs in connection with the rental of real estate owned by the Bank but used by other entities within Credit Suisse Group.

In 2002 and 2003, we focused on efficiency and returning our core businesses to profitability, maintaining leading positions in key markets and building our client franchise. In 2003, we enjoyed a successful turnaround from a loss in 2002, and benefited from lower credit provisions as a result of continued improvement in the credit markets and lower regulatory and legal provisions. In 2003, we completed the sale of Pershing, our clearing and execution platform. In 2003, market and economic conditions generally improved from 2002, but remained challenging and very competitive.

We believe that we are well positioned to compete successfully in our primary markets. While our businesses remain tied to fluctuations and risks in the capital markets, our objectives for the coming year are to improve revenues while maintaining a disciplined approach to costs, to grow our market share and to make further progress toward our goal of sustained profitability.

In 2002, as with the rest of the global financial services industry, our performance was negatively affected by the continuation of global economic and political uncertainty and the related weakness of the financial markets. Specific challenges we faced included setting aside provisions for regulatory and litigation matters, reducing our exposure to legacy assets, lowering costs and a net outflow of assets at CSFB Financial Services.

Our results of operations are affected, to a greater or lesser degree, by a variety of factors, including, among others, general economic and market conditions, exchange rate fluctuations, competition within the financial services industry, and government policy, legislation and regulation. In addition, acquisitions, dispositions and changes in the structure of our business have affected our results from year to year. For a discussion of additional factors that may affect our results of operations, we refer you to "The Bank—Certain Factors That May Affect Our Results of Operations."

We prepare our consolidated accounts in Swiss francs. Changes in currency exchange rates between the Swiss franc and the U.S. dollar and other major currencies may have an effect on our results. Changes in exchange rates between the Swiss franc and other currencies may affect our results for investments denominated in those

currencies. In addition, because CSFB is managed in U.S. dollars, changes in the U.S. dollar/Swiss franc foreign exchange rate may have a material impact on our results. In 2003 and 2002, our results of operations were negatively impacted by the fluctuation in the U.S. dollar/Swiss franc exchange rate.

We face intense competition in all aspects of our business. Consolidation, both in the form of mergers and acquisitions and by means of alliances and cooperation, is increasing competition. New competitors, including internet-based financial services providers and non-financial companies, are entering the market. This competition has resulted in increased pressure on margins and pressure on us to reduce costs, particularly as our competitors seek to win market share. As a result, we are altering the types of products we offer and the methods by which we distribute them, we are continuing to look at new ways of distributing our products and we are striving to reduce and control costs. This may affect the results of operations of our different businesses.

Changes in government policy or legislation and the policies, rules or regulations of supervisory authorities related to companies in the financial services, securities and banking industries in any of the jurisdictions in which we are active may affect our results of operations. These include possible changes in the tax, accounting, legal and regulatory treatment of financial products and services, pension arrangements and policies, reserve or capital levels and restrictions on certain banking activities and non-banking activities. They may affect our existing and future business by, for example, requiring us to alter our range of products and services, redesign our technology or other systems, maintain higher levels of capital or refrain from engaging in certain businesses. Additional regulatory oversight has increased costs on our existing businesses and put pressure on the margins of new business.

Our businesses are involved in a number of legal proceedings, regulatory actions and investigations. For further information relating to legal and regulatory proceedings, we refer you to "The Bank—Legal and Regulatory Proceedings."

Critical Accounting Policies

In preparing our consolidated financial statements, we are required to make estimates and assumptions based on judgment and available information. The reported amounts of assets and liabilities and revenues and expenses are affected by these estimates and assumptions. Actual results could differ from those estimates, and the differences could be material. We believe that the estimates and assumptions used in the preparation of our consolidated financial statements are prudent, reasonable and consistently applied. The discussion below is presented solely to assist the reader's understanding of our consolidated financial statements and is not intended to suggest that other estimates and assumptions would be more appropriate.

Our significant accounting policies are disclosed in "Summary of Significant Accounting Policies" in the financial statements in the Bank's 2003 Annual Report in Annex I. We believe that the critical accounting policies described below may involve the most complex judgments and assessments.

Fair Value

As is the normal practice in the financial services industry, the values we report in the consolidated financial statements with respect to financial instruments are in many cases based on fair value, with related unrealized and realized gains or losses included in the consolidated statements of income.

Fair values may be determined objectively, as is the case for exchange-traded instruments, for which quoted prices in price-efficient and liquid markets generally exist, or as is the case where the fair value of a financial instrument is derived from actively quoted prices or pricing parameters or alternative pricing sources with a reasonable level of price transparency. For financial instruments that trade infrequently and have little price transparency, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument. In such circumstances, valuation is determined based on management best estimate of fair value. In addition, valuation of instruments that are ordinarily based on quoted prices may be distorted in times of market dislocation.

Valuation process

The fair value of the majority of our financial instruments is based on quoted market prices in active markets or observable market parameters, or is derived from such prices or parameters. Such instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, most mortgage-backed securities and listed equities.

In addition, we hold financial instruments that are thinly traded or for which no market prices are available, and which have little or no price transparency. These include certain high-yield debt securities, distressed debt securities, certain mortgage-backed and asset-backed securities, certain collateralized debt obligations (CDOs) and non-traded equity securities. Valuation techniques for certain of these instruments are described more fully below.

For certain high-yield debt securities that are thinly traded, are not quoted or for which market prices are not available, we adopt a more subjective valuation approach based on recent disposals in the market, taking into account changes in the creditworthiness of the issuer, and using internal and external valuation models to derive yields reflecting the perceived risk of the issuer or country rating and the maturity of the security. In the absence of direct quotes for a particular high-yield debt security, bonds with a similar coupon and maturity and within the same industry and credit rating are used as a benchmark.

Controls over the fair valuation process

Control processes are applied to ensure that the fair value of the financial instruments reported in our consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reliable basis. The Bank determines fair value using observable market prices or market-based parameters whenever possible. In the absence of observable market prices or market-based parameters in an active market, observable prices or market-based parameters of comparable market transactions, or other observable data supporting an estimation of fair value using a valuation model at the inception of a contract, fair value is based on the transaction price. Control processes are designed to assure that the valuation approach utilized is appropriate and the assumptions are reasonable.

These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior management and personnel with relevant expertise who are independent of the trading and investment functions.

The Bank also has agreements with certain counterparties to exchange collateral based on the fair value of derivatives contracts. Through this process, one or both parties provide the other party with the fair value of these derivatives contracts in order to determine the amount of collateral required. This exchange of information provides additional support for valuation of certain derivatives contracts. As part of our OTC derivatives business, the Bank and other participants provide pricing information to aggregation services that compile this data and provide this information to subscribers. This information is considered in the determination of fair value for certain OTC derivatives.

We refer you to Notes 1 to 8 to the financial statements in the Bank's 2003 Annual Report in Annex I for a description of how we manage risk and for quantitative information on market risk.

Replacement values of derivatives

Our derivatives portfolio includes both exchange-traded and OTC derivatives. The replacement values of all derivatives are reported as *Other Assets* or *Other Liabilities* in our consolidated balance sheet, and realized and unrealized gains and losses from derivatives held for trading purposes are recorded in *Net Trading Income*. Income from derivatives held for hedging purposes is reported in the same income statement category as the hedged instrument and differences between the fair value of the derivatives and their hedge accounting values are reported in *Other Assets* or *Other Liabilities*.

The fair value of exchange-traded derivatives is typically derived from the observable exchange price and/or observable market parameters. Our primary exchange-traded derivatives include futures and certain option agreements.

OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equity securities and credit products. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters. In well established derivative markets, the use of a particular model may be widely accepted. For example, the Black-Scholes model is widely used to calculate the fair value of many types of options. These models are used to calculate the fair value of OTC derivatives and to facilitate the effective risk management of the portfolio.

The determination of the fair value of many derivatives involves only limited subjectivity because the required input parameters are observable in the market place. The pricing of these instruments is referred to as "direct." For other, more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as "indirect." Specific areas of subjectivity include long-dated volatilities on OTC options transactions and recovery rate assumptions for credit derivative transactions. Adjustments (e.g., liquidity or uncertainty reserves) may be adopted outside of the model to ensure that the fair value determined remains prudent. Beginning in November 2002, in cases where significant subjective input parameters used in the calculation of replacement values for indirectly priced instruments may not be validated through observable market data, reserves are established for unrealized gains at the inception of the contracts. As of December 31, 2003, the majority of replacement values of derivatives reported in our consolidated balance sheet was derived using direct pricing.

Trading assets

Securities held in our trading portfolio are carried at fair value. The financial instruments reported in our consolidated balance sheet in *Securities and precious metals trading portfolio* comprise primarily debt and equity securities, all of which must meet specific criteria to be classified as trading assets. The debt instruments we trade include government bonds, corporate bonds and mortgage-backed or other asset-backed securities issued in both developed and emerging market countries.

The large majority of the debt securities included in *Securities and precious metals trading portfolio* are comprised of federal government debt obligations of the United States or other sovereign countries and investment-grade corporate debt securities. Prices for these instruments are generally readily available through quoted market prices as the markets in these instruments are typically liquid. For the minority of trading portfolio debt securities for which market prices are not available, instruments are valued based on yields reflecting the perceived risk of the issuer or country rating and maturity of the security and therefore involve some judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. For certain securities, pricing models employing prepayment scenarios and Monte Carlo simulations are also used.

Collateralized debt obligations, or CDOs, and collateralized bond obligations, or CBOs, are structured securities based on underlying portfolios of corporate bonds. These instruments are split into various "tranches" and each tranche is priced based upon its individual rating and the value or cash flows of the underlying corporate bonds supporting the structure. Values are derived using pricing models by calculating the internal rate of return of the projected cash flows and involve judgment.

We also have a substantial portfolio of equity securities which are reported in *Securities and precious metals trading portfolio*. The large majority of our equity securities are traded on public stock exchanges and daily quoted market prices are available. Preferred shares are equity instruments that usually have a defined dividend and are traded publicly either OTC or on recognized exchanges. Fair values of preferred shares are determined by their yield and the subordination of the issuer's credit obligations.

Convertible bonds are generally traded in a manner consistent with cash equity positions and are valued using direct price sources in line with standard market practice. We also trade a small number of convertible bonds for which no direct prices are available or the liquidity and/or reliability of direct prices is in doubt. For these convertible bonds, a theoretical approach to pricing is typically used with internal models. The key inputs to these models include stock price, dividend rates, credit spread, foreign exchange rate, borrowing costs and equity market volatility. For the remainder of the corporate bonds, for which no appropriate models exist, valuations are based on recent disposals in the market, taking into account changes in the creditworthiness of the issuers.

Loans held for sale

Loans held for sale are reported in *Due from banks, Due from customers* and *Mortgages*, and are valued at the lower of original cost or fair value. Our portfolio of loans held for sale includes primarily residential mortgage loans and commercial mortgage loans, which are normally purchased with the intent to securitize. For residential mortgage loans, fair values are generally based on value estimates of the underlying collateral and/or on net present value analyses of future expected loan cash flows at market yields. Commercial real estate loans are valued using origination spreads, loan-to-value ratios, debt service coverage ratios, geographic location, prepayment considerations and current yield curves. In addition, current written offers or contract prices are considered in the valuation process. Mortgage loans that may not be securitizable are valued on a similar basis to real estate held for sale.

Money market papers and repurchase and reverse repurchase agreements

Financial instruments reported as *Money market papers* and held for trading purposes are accounted for in our consolidated balance sheet at fair value. These instruments typically comprise short-term federal government securities, including treasury bills, commercial paper and certificates of deposit. The determination of fair value of these money market instruments is generally based on market prices or market parameters, and therefore requires less judgment. Treasury bills are actively traded in the OTC U.S. government bond market and are priced on a discount basis. Commercial paper is credit-based and priced on quoted market prices when available or, when not available, based on market yields. Certificates of deposit are valued using quoted market prices or, in cases where quotes are not readily available, values are derived from standard models.

Receivables and payables under reverse repurchase agreements and repurchase agreements which are held in the trading book are carried at fair value in *Due from banks* and *Due from customers*. These assets are valued using yield curves (typically on a spread to the LIBOR curve or using models which extrapolate points on the yield curve for trades with longer-term maturities) to discount expected cash flows.

Financial investments

Instruments reported in *Financial investments* in the consolidated balance sheet include debt and equity securities, which are held on either a medium-term or long-term basis, real estate held for sale and our private equity portfolio. Debt securities which are intended to be held until maturity are valued on an accrual basis and other assets are valued at the lower of original cost or fair value.

Similar to our trading assets, a substantial portion of securities held as *Financial investments* are quoted on public exchanges or through liquid OTC markets, and the determination of fair values involves less judgment. Such instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. The remainder of our *Financial investments* is debt and equity securities and real estate in which the determination of fair value is generally more subjective, particularly distressed assets and private equity.

Real estate held for sale is valued using standard industry methodologies, including income capitalization and sales prices of comparable properties. Typically, values are determined based on income capitalization using a discounted cash flow analysis, but direct capitalization may also be used.

The valuation process used for investments held in our private equity portfolio is generally subject to considerable judgment as these investments, which are typically held for medium-term appreciation and are not readily marketable, are primarily in unlisted or illiquid equity or equity-related securities. The valuation process for private equity investments in publicly traded securities is based upon readily available market quotes. The pricing of private equity investments differs depending on whether they are direct investments, investments in internally

managed funds or investments in third-party funds. Direct investments are generally side-by-side investments in portfolio companies of our internally managed funds and are priced in accordance with the procedures for internally managed funds. Internally managed funds are funds for which we act as fund advisor and make the investment decisions. The investments in the funds are priced taking into account a number of factors, such as recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses. Third-party funds are limited partnership interests in funds managed by external fund managers. These funds are valued based on periodic statements received from the general partner of the fund. Fund of funds products are included in this category since the valuations are based on external fund manager reports.

Securities held in the distressed assets portfolio are typically issued by private companies under significant financial burden and/or near bankruptcy. Due to the less liquid nature of these investments, valuation techniques often include earnings multiple analyses, similar market transactions and default recovery analyses. In addition, liquidity and credit concerns are also considered in the determination of fair value. All of these factors contribute to significant subjectivity in the valuation of these assets.

Contingencies and Loss Provisions

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under Swiss GAAP, reserves for contingencies are recorded when economically necessary or legally required.

Litigation contingencies

From time to time, the Bank and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of their businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings.

Allowances and provisions for credit losses

As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty. We maintain allowances for credit risk, discussed below, which we consider adequate to absorb credit losses existing at the balance sheet date. The allowances for credit risk are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loss allowance

The inherent loss allowance is for all credit exposures not specifically identified as impaired and which on a collective basis are considered to have probable inherent loss. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions, and internal risk ratings. During 2003, we refined the inherent loss reserving methodology applied to the Institutional Securities segment to provide more weight to the effects of the current economic environment on its credit portfolio than was used previously. The refined methodology for this segment adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted spreads. In 2002, we adjusted our method of estimating inherent losses related to our credit exposures. This adjustment resulted from continued deterioration in the credit markets and was made to reflect better our estimate of probable credit losses.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. We consider the volatility of default probabilities, rating changes, the magnitude of the potential loss, internal risk ratings, geographic, industry and other environmental factors, and imprecision in the methodologies and models we use to estimate credit risk. We also consider overall credit risk indicators, such as trends in internal risk-rated exposures, classified exposure, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. Our current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures, are also important factors.

Significant judgment is exercised in our evaluation of these factors. For example, the estimation of the amount of the potential loss requires judgment in determining the period of data to include since data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data on default probabilities should be used, and when they should be used, also requires judgment. The use of data that does not sufficiently reflect our specific exposure characteristics could affect loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have a direct impact on the provision and could result in a change in the allowance.

Specific loss allowances

We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. Our analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty's overall financial condition, resources and payment record, the extent of the Bank's other commitments to the same counterparty and prospects for support from any financially responsible guarantors. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted. We consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of management. At that time, and on a periodic basis thereafter, the remaining principal is evaluated for collectibility and a provision is established for the difference between the net recoverable amount and the remaining principal balance.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to evaluate properly the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of our assessment. Significant judgment is exercised in determining the amount of the provision. Wherever possible, we use independent, verifiable data or our own historical loss experience in our models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loans policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

We continue to accrue interest on loans classified as non-performing for collection purposes, however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is recorded against the interest income accrual through the income statement.

For information on the evaluation of credit risk and credit risk management, we refer you to Notes 1 and 3 to the financial statements in the Bank's 2003 Annual Report in Annex I.

Goodwill Impairment

As a result of acquisitions, the Bank has recorded goodwill as an asset on its consolidated balance sheet, the most significant amount of which relates to the acquisition of Donaldson, Lufkin & Jenrette, Inc. At December 31,

2003, goodwill was CHF 7,218 million. The Bank amortizes goodwill under Swiss GAAP over its useful life, generally 20 years, and tests goodwill for impairment on an annual basis.

For the purpose of testing goodwill for impairment, we view the operations of the Bank on a disaggregated basis, whereby each element, referred to as a reporting unit, is assessed individually. If the fair value of each respective reporting unit exceeds its respective carrying value, there is no goodwill impairment.

Factors considered in determining fair value of reporting units include, among other things, an evaluation of:

- recent acquisitions of similar entities in the market place;
- current share values in the market place for similar publicly traded entities, including price multiples;
- recent trends in our share price and that of our competitors;
- estimates of our future earnings potential; and
- the level of interest rates.

Estimates of our future earnings potential and that of our reporting units involves considerable judgment, including our view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Bank's reporting units could cause us to record a goodwill impairment charge in the future.

Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Periodically, management evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond our control. Substantial variance of actual results from estimated future taxable profits, or changes in our estimate of future taxable profits, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2003, we had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheet at December 31, 2003 includes a deferred tax asset of CHF 3,877 million, which is presented net of a valuation allowance of CHF 614 million, and a deferred tax liability of CHF 471 million.

Operating and Financial Review—The Bank

Our gross operating profit was CHF 3,301 million in 2003, an increase of CHF 1,703 million, or 107%, from 2002. We recorded a net profit for the year (including minority interests) of CHF 1,314 million, compared with a net loss of CHF 3,432 million in 2002, reflecting significant declines in valuation adjustments, provisions and losses and lower operating expenses.

We recorded net operating income of CHF 14,048 million in 2003, compared with CHF 16,539 million in 2002, a decrease of 15%. Net interest income decreased CHF 504 million, or 10%, to CHF 4,360 million; net commission and service fee income decreased CHF 3,192 million, or 29%, to CHF 7,737 million; net trading income increased CHF 319 million, or 23%, to CHF 1,706 million; and net other ordinary income increased CHF 886 million to CHF 245 million.

Our total operating expenses in 2003 decreased CHF 4,194 million, or 28%, from 2002. Personnel expenses and other operating expenses each decreased 28% in 2003, primarily due to cost-cutting initiatives and the sales of non-core businesses.

Valuation adjustments, provisions and losses decreased CHF 3,292 million to CHF 399 million in 2003, largely due to the significant charges in 2002.

Our return on book equity, calculated on the basis of consolidated net (loss) after taxes and before extraordinary items, was 4.2% in 2003 compared with (13.7%) in 2002.

Total assets decreased 2% to CHF 607.2 billion at December 31, 2003 compared to CHF 620.6 billion at December 31, 2002. The core capital (BIS Tier 1) ratio increased from 10.3% in 2002 to 13.6% in 2003 and the total capital ratio rose to 23.6% in 2003 from 19.3% in 2002.

Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services

Substantially all of our operations are conducted through CSFB and, for the periods presented herein, its Institutional Securities and CSFB Financial Services segments. See "Overview" for a discussion of the reorganization and renaming of the CSFB business segments effective January 1, 2004.

The following operating and financial reviews discuss the results of operations of CSFB's two segments. You should note, however, that our consolidated financial statements include financial information that is not reflected in the financial information of CSFB or either of these segments.

There are certain assets, liabilities and results of operations that are associated with activities that we legally support, but which are not part of the business of CSFB or its Institutional Securities or CSFB Financial Services segments, including the real estate business unit that we maintain on behalf of Credit Suisse Group. These assets, liabilities and results of operations are included in our financial statements but are not reflected in the CSFB, Institutional Securities and CSFB Financial Services financial information. On the other hand, certain other assets, liabilities and results of operations that are associated with the business of CSFB, Institutional Securities and CSFB Financial Services are not included in our financial statements, including certain private equity activities. These assets, liabilities and results of operations are not included in our consolidated financial statements but are reflected in the CSFB, Institutional Securities or CSFB Financial Services financial information. The extent to which activities of this kind give rise to differences between our aggregate assets, liabilities and results of operations and those of CSFB and its operating segments can be considerable. In addition, we incur various costs that support Credit Suisse Group activities that are not associated with CSFB, Institutional Securities or CSFB Financial Services. The financial results of the CSFB business unit are reconciled to those of the Bank in our Annual Reports for 2003, 2002 and 2001. See the "Real Estate" and "Adjustments" columns in the table "Financial Information on Business Unit (BU)" found in the Bank's Annual Report for 2003 included in Annex I and in the excerpts from the Bank's Annual Report for 2002 and 2001 included in Annex II.

Operating and Financial Review—CSFB

CSFB serves global institutional, corporate, government and high-net-worth clients in its role as a financial intermediary. CSFB's businesses include securities underwriting, sales and trading, financial advisory services, lending, investment research, private equity investments, brokerage services and asset management products and services. For the periods under discussion, CSFB was comprised of the operations of the Institutional Securities segment and the CSFB Financial Services segment.

Although the amounts for CSFB and its segments are presented in Swiss francs, the U.S. dollar is CSFB's functional currency. The depreciation of the U.S. dollar against the Swiss franc in 2003 had a negative effect on CSFB's 2003 results when translated into Swiss francs.

In 2004, CSFB reorganized its operations and in 2003 made certain dispositions and acquisitions as described under the heading "The Bank— Credit Suisse First Boston Business Unit."

In our previously published financial statements for 2003, 2002 and 2001 under Swiss GAAP (including those included in the Annual Report for 2003 included in Annex I), certain acquisition-related costs, exceptional items, cumulative effect of accounting changes and minority interests were shown only in the consolidated financial statements and the results for CSFB. For purposes of the financial results discussed below, these items have been allocated to the segments to which they relate and, accordingly, we have not presented or discussed the aggregation of the segments at the CSFB business unit level.

Institutional Securities

The Institutional Securities segment provides securities underwriting, financial advisory, lending and capital raising services and sales and trading for users and suppliers of capital globally. Although reorganized with effect from January 1, 2004, for the periods discussed below Institutional Securities was operated and managed through three divisions:

- Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
- Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and
- Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an investment advisor for private equity funds.

Operating income for the Institutional Securities segment consists primarily of realized and unrealized net trading gains, net interest income from trading and lending activities, fee-based earnings from capital market activities, commissions on customer transactions and gains and losses on private equity investments. The results of certain non-continuing legacy activities are recorded within Other.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity divisions, and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income divisions. In 2002 and 2003, corporate derivatives income was shared among the Investment Banking, Fixed Income and Equity divisions based upon client relationships. Income from corporate lending is shared among the Investment Banking, Fixed Income and Equity divisions.

Beginning in 2002, a portion of the Fixed Income division's fund-linked product revenue was attributed to the Equity division, and beginning in 2003, certain fund-linked product revenues were shared between the Fixed Income division of the Institutional Securities segment and the Credit Suisse Asset Management business of the CSFB Financial Services segment.

In 2003, certain legacy private equity investments, including investments in mature third-party leverage buyout funds reported in the Investment Banking division, were transferred to Other. The operating income of the Investment Banking and Other divisions were reclassified for all periods presented. These assets were managed together with the pre-existing non-continuing portfolios held for disposition and reported in Other.

The following table outlines the result of the Institutional Securities segment:

Institutional Securities Income Statement (1)	**2003**	**2002**	**2001**
	(in CHF millions)		
Fixed Income	**6,183**	6,525	9,409
Equity	**3,516**	4,379	6,299
Investment Banking	**3,346**	4,899	5,100
Other	**(279)**	(1,324)	(711)
Operating income	**12,766**	14,479	20,097
Personnel expenses	**6,885**	8,742	13,201
Other operating expenses	**2,999**	3,690	5,007
Operating expenses	**9,884**	12,432	18,208
Gross operating profit	**2,882**	2,047	1,889
Depreciation of non-current assets	**514**	609	779
Amortization of acquired intangible assets and goodwill	**669**	766	825
Valuation adjustments, provisions and losses	**363**	3,579	1,859
Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	**1,336**	(2,907)	(1,574)
Extraordinary income/(expenses), net	**34**	379	(1)
Cumulative effect of change in accounting principle	**318**	246	0
Taxes	**(430)**	993	210
Net profit/(loss) before minority interests	**1,258**	(1,289)	(1,365)
Minority interests	**0**	0	(1)
Segment result	**1,258**	(1,289)	(1,366)
Increased/(decreased) credit-related valuation adjustments (2)	**—**	—	194

(1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of the Bank in Switzerland to CSFS. In 2003 the Bank applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

(2) Increased/(decreased) credit-related valuation adjustments taken at the Bank level resulting from the differences between the statistical and actual credit provisions (2001 only).

The following table shows key information for Institutional Securities:

Institutional Securities Key Information [1]	2003	2002	2001
Cost/income ratio	**81.5%**	90.1%	94.5%
Average allocated capital in CHF millions	**11,410**	13,706	14,040
Pre-tax margin	**13.2%**	(15.8%)	(7.8%)
Personnel expenses/operating income	**53.9%**	60.4%	65.7%
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Number of employees (full-time equivalents)	**15,739**	16,018	18,557

(1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of the Bank in Switzerland to CSFS.

The following table outlines selected balance sheet data for Institutional Securities:

Institutional Securities Balance Sheet Information [1]	2003	2002	2001
		(in CHF millions)	
Total assets	**588,783**	573,628	626,065
Total assets (in USD millions)	**476,477**	412,623	364,992
Due from banks	**194,817**	193,944	194,943
of which securities lending and repurchase agreements	**143,196**	152,221	156,616
Due from customers	**113,823**	114,191	114,034
of which securities lending and repurchase agreements	**62,252**	56,851	55,833
Mortgages	**12,234**	14,825	16,348
Securities and precious metals trading portfolios	**186,130**	157,320	196,092
Due to banks	**292,550**	281,510	322,063
of which securities lending and repurchase agreements	**104,855**	112,733	128,148
Due to customers, other	**111,844**	109,980	108,448
of which securities lending and repurchase agreements	**71,843**	66,864	62,114

(1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of the Bank in Switzerland to CSFS.

The following table shows details of selected active private equity investment data:

Active Private Equity Investments	2003	2002	2001
		(in CHF millions)	
Net gains (realized and unrealized gains/losses)	**173**	4	(339)
Management and performance fees	**228**	333	385
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Book value (in CHF billions)	**1.2**	1.3	1.6
Fair value (in CHF billions)	**1.3**	1.4	1.7

Year ended December 31, 2003 compared to year ended December 31, 2002

Institutional Securities reported a segment profit of CHF 1,258 million in 2003, compared with a segment loss of CHF 1,289 million in 2002, primarily due to a significant decline in valuation adjustments, provisions and losses and lower operating expenses, principally personnel costs. Institutional Securities measures performance based on pre-tax margin. For 2003, pre-tax margin was 13.2%, an increase of 29.0 percentage points from 2002.

In 2003, the operating income of Institutional Securities was CHF 12,766 million, a decrease of 11.8% from CHF 14,479 million in 2002. The decline was due primarily to weaker Equity and Investment Banking results, reflecting difficult market conditions, particularly during the early part of the year, continued low merger and acquisition volume, a CHF 981 million gain on the sale of a private equity investment in 2002, and the impact of a lower U.S. dollar versus Swiss franc exchange rate on results managed in U.S. dollars, partially offset by improved results in the legacy portfolio.

Operating income from Fixed Income decreased CHF 342 million, or 5.2%, in 2003, compared with 2002. The decrease was principally due to an unfavorable exchange rate impact, which offset a year-to-year increase in operating income in U.S. dollars. In 2003, a low interest rate environment fueled demand for high yield and structured products, and in 2002, the division had particularly strong results in Brazil, partially offset by a write-down of notes issued by National Century Financial Enterprises, Inc., or NCFE. Operating income from Equity decreased CHF 863 million, or 19.7%, in 2003 compared with 2002. The decline was principally due to a decrease in the cash business, particularly in the United States, which was adversely impacted by declines in volume, general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements in the convertibles business. The Equity division, which manages its results in U.S. dollars, was also negatively affected by an unfavorable foreign exchange rate impact. Operating income from Investment Banking decreased CHF 1,553 million, or 31.7%, in 2003 compared with 2002, primarily as a result of a CHF 981 million gain from the sale of the strategic investment in Swiss Re recorded in 2002 and decreased mergers and acquisitions and equity new issuance fees in 2003, partially offset by an increase in lending results.

For divisional reporting of operating income, equity capital market underwriting fees were shared between the Investment Banking and Equity divisions and debt capital market underwriting fees were shared between the Investment Banking and Fixed Income divisions.

The following table sets forth a breakdown of such fees:

Capital Markets Underwriting Fees(1)	**2003**	**2002**	**2001**
	(in CHF millions)		
Equity capital markets	**897**	1,260	1,922
Debt capital markets	**1,160**	1,023	1,082

(1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of the Bank in Switzerland to CSFS.

The operating loss in the Other division decreased CHF 1,045 million, from an operating loss of CHF 1,324 million in 2002 to an operating loss of CHF 279 million in 2003. Other includes the results of investments and transactions that are not associated with any particular division in the Institutional Securities segment, including the legacy portfolio and unallocated interest income. The improvement was primarily due to the positive performance in the legacy portfolio in 2003 compared to losses resulting from write-downs in 2002 and a decline in interest associated with the acquisition of DLJ due to lower interest rates. The net exposure, including unfunded commitments, of the non-continuing legacy portfolio was CHF 2,706 million as of December 31, 2003, a decrease of CHF 1,508 million from December 31, 2002.

Operating expenses decreased CHF 2,548 million, or 20.5%, in 2003, compared with 2002 principally due to an unfavorable foreign exchange rate impact. On a U.S. dollar basis, operating expenses decreased 8.1% due mainly to decreased headcount, a decline in amortization of retention awards due to the substantial completion of DLJ

retention awards in June 2003, lower severance-related costs, and other cost containment efforts. Personnel expenses decreased CHF 1,857 million, or 21.2%, to CHF 6,885 million, and other operating expenses, which reflected reduced discretionary expenses, including professional fees, technology and occupancy costs, decreased CHF 691 million, or 18.7%, to CHF 2,999 million.

In 2003, CSFB introduced a three-year vesting period for future share awards in line with its long-term service and retention strategy and industry practice. As a result of the change, CSFB increased the amount of compensation deferred in the form of share awards and replaced performance-based plans and share option awards with share awards. In 2003, CSFB (in the Institutional Securities and CSFB Financial Services segments on a combined basis) deferred CHF 1,179 million of compensation in the form of share awards into future periods, compared to CHF 1,356 million awarded in 2002 that was deferred or otherwise not expensed (in the case of share option awards).

Depreciation of non-current assets decreased CHF 95 million, or 15.6%, compared with 2002, primarily due to reduced capital expenditures and leasehold improvements and the impact of a lower U.S. dollar/Swiss franc exchange rate.

Amortization of acquired intangible assets and goodwill decreased CHF 97 million, or 12.7%, compared with 2002, primarily due to the depreciation of the U.S. dollar against the Swiss franc during 2003.

Valuation adjustments, provisions and losses decreased CHF 3,216 million to CHF 363 million in 2003 primarily due to significant charges in 2002: 2002 included a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various U.S. regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers and a CHF 702 million pre-tax charge, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. Also, 2002 included a CHF 202 million provision related to excess office facilities. Additionally, 2003 reflects a significantly better credit environment than 2002, the release of credit provisions, and fewer reserves related to impaired and non-impaired loans and the legacy real estate portfolio. Impaired loans at December 31, 2003, decreased CHF 3,623 million, or 66.1%, compared to December 31, 2002. Non-performing loans at December 31, 2003, decreased CHF 2,326 million, or 65.2%, compared with December 31, 2002. These decreases were due in part to higher write-offs in 2003 and to real estate loans held-for-sale, previously presented on the basis of lower of cost or market, net of related credit provisions, and now no longer reported within impaired loans. Real estate loans of CHF 752 million were included in impaired loans as of December 31, 2002.

Extraordinary income, net, decreased to CHF 34 million in 2003 from CHF 379 million in 2002. Extraordinary income in 2003 related to the disposal of assets. Extraordinary income in 2002 primarily related to the CHF 382 million release of a portion of Credit Suisse Group's reserve for general banking risks recorded within the Institutional Securities segment to offset the after-tax impact of a provision for the risk of loss inherent in the portfolio of non-impaired loans and commitments.

During 2003, Institutional Securities applied changes to its management reporting principles resulting from mandatory changes in Swiss GAAP – most significantly for the accounting for derivatives. These changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps were reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes for 2003 reduced operating income by CHF 199 million, increased valuation adjustments, provisions and losses by CHF 197 million, reduced taxes by CHF 7 million as well as had a cumulative positive effect related to prior periods of CHF 318 million, or CHF 186 million net of tax, in total reducing segment profit by CHF 85 million.

A cumulative effect of changes in accounting principles of CHF 246 million was reported in 2002 with respect to previous periods, relating to the recognition of deferred tax assets on net operating losses. The change led to the recognition of tax benefits of CHF 826 million during 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Institutional Securities reported a segment loss of CHF 1,289 million in 2002 compared with a segment loss of CHF 1,366 million in 2001. At December 31, 2002, the pre-tax margin was (15.8%), a decrease of 8.0 percentage points from December 31, 2001.

In 2002, Institutional Securities operating income was CHF 14,479 million, a decrease of 28.0% from CHF 20,097 million in 2001, due to declines in the Fixed Income and Equity divisions and write-downs related to certain non-continuing real estate and distressed assets in the legacy asset portfolio reported within Other.

Operating income from Fixed Income decreased CHF 2,884 million, or 30.7%, in 2002, compared with 2001. The decrease was primarily attributable to a decline in the developed markets interest rate products business, which operated in a more favorable environment of interest rate reduction in 2001 compared with a more stable interest rate environment in 2002. Operating income from the interest rate products business decreased due to a reduction in proprietary trading. Credit products business also decreased partly due to a loss associated with notes issued by affiliates of NCFE in the principal amount of USD 258 million (CHF 359 million) held by Institutional Securities for its own account, which were written down by USD 214 million (CHF 332 million) to 17% of their principal amount. Approximately one-half of the write-down was recorded through operating income and the other half was recorded through valuation adjustments, provisions and losses. Additionally, leverage and bank finance activity declined due to a decrease in high-yield bond underwritings and average loan inventory and a write-down of telecommunications positions. The division was adversely impacted by the corporate derivatives revenue sharing agreement instituted with the Equity and Investment Banking divisions in 2002.

In 2002, the equity market was challenging, with reduced volumes in U.S. new issuances, depressed trading volumes and reduced commission margins in the cash customer business. Operating income from Equity decreased CHF 1,920 million, or 30.5%, in 2002 compared with 2001. The derivatives business fell most significantly in convertible instruments, adversely impacted by corporate defaults, widening spreads, declines in the telecommunications and energy sectors and reduced new issuance activity, and in index arbitrage, due to low market volatility and reduced activity. In addition, the over-the-counter business reflected reduced client activity and option volatility and lower underlying stock prices.

Operating income from Investment Banking decreased CHF 201 million, or 3.9%, in 2002 compared with 2001. With the exception of the private equity business and the beneficial impact of a new revenue-sharing arrangement with the Fixed Income and Equity divisions for certain derivative transactions, the decrease in Investment Banking was spread broadly across most business lines in the division. The most significant decline was attributable to merger and acquisition fee income, generally consistent with the 30% global reduction in merger and acquisition transactions. Offsetting these declines was an increase in operating income from private equity due to increased gains on the sales of investments, including a CHF 981 million gain from the sale of the strategic investment in Swiss Re, and reduced write-downs of investments. The entire investment in Swiss Re has been sold.

Compared to 2001, the operating loss in the Other division increased CHF 613 million, to an operating loss of CHF 1,324 million in 2002, primarily as a result of losses associated with the legacy portfolio held for disposition partially offset by a decline in interest associated with the acquisition of DLJ due to lower interest rates. The net exposure, including unfunded commitments, of the non-continuing legacy portfolio was CHF 4.2 billion as of December 31, 2002, a decrease of CHF 4.8 billion from December 31, 2001. The aggregate amount of 2002 charges related to the legacy business totaled CHF 1.7 billion, of which CHF 1.4 billion was charged against operating income and CHF 240 million was reported in valuation adjustments, provisions and losses.

Operating expenses decreased CHF 5,776 million, or 31.7%, in 2002, compared with 2001. Year-on-year, headcount decreased 13.7%, or approximately 2,500, as a result of management's steps to align more closely the size of the business to market conditions and to bring the cost structure in line with competitors. Personnel expenses decreased CHF 4,459 million, or 33.8%, to CHF 8,742 million, primarily due to the impact of reduced headcount and lower incentive compensation and restructuring and severance-related costs. Other operating expenses decreased CHF 1,317 million, or 26.3%, to CHF 3,690 million, primarily as a result of reduced discretionary costs, including travel and entertainment, professional services such as consulting, recruiting and advertising fees, and market data services. The reduction in operating expenses also reflected cost reduction initiatives and lower business volumes.

Depreciation of non-current assets decreased CHF 170 million, or 21.8%, compared with 2001, primarily due to reduced capital expenditures and leasehold improvements and a reduction in office facilities.

Amortization of acquired intangible assets and goodwill decreased CHF 59 million, or 7.2%, compared with 2001, primarily due to the depreciation of the U.S. dollar against the Swiss franc during 2002.

Valuation adjustments, provisions and losses increased CHF 1,720 million, or 92.5%, to CHF 3,579 million in 2002 compared with 2001. The increase was primarily related to higher credit provisions. Corporate credit provisions increased 50.0%, and included a CHF 530 million provision related to a change in estimate for the risk of loss inherent in the portfolio of non-impaired loans and commitments.

Non-continuing real estate lending credit provisions increased to CHF 241 million in 2002 compared with a net release of provisions of CHF 64 million in 2001. At December 31, 2002 and 2001, credit reserves related to the proprietary real estate business totaled approximately CHF 355 million and CHF 559 million, respectively, and aggregate credit reserves related to loans outstanding totaled CHF 2,803 million at December 31, 2002.

Additionally, 2002 included a pre-tax charge of CHF 234 million charge, or CHF 193 million after tax, related to the provision for the agreement in principle with various U.S. regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers and a CHF 702 million pre-tax charge, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation. The years 2002 and 2001 include a provision of CHF 202 million and CHF 174 million, respectively, related to excess office facilities. The year 2001 includes a pre-tax charge of CHF 169 million for a settlement with the SEC and NASDR regarding investigations into certain IPO allocation practices.

Extraordinary income, net, was CHF 379 million in 2002 compared to extraordinary expenses, net of CHF 1 million in 2001. Extraordinary income in 2002 related to the release of a portion of Credit Suisse Group's reserve for general banking risks as described above.

A cumulative effect of change in accounting principle of CHF 246 million was reported in 2002 with respect to previous periods, reflecting the change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The change in accounting principle led to a reduction in taxes of CHF 826 million in 2002.

CSFB Financial Services

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the main brand name Credit Suisse Asset Management, and financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. Its main sources of operating income are asset-based fee income and transaction fees from its investment advisory business.

On May 1, 2003, CSFB Financial Services sold its clearing and execution platform, Pershing, to The Bank of New York Company, Inc.

The following table outlines the results of the CSFB Financial Services segment:

CSFB Financial Services Income Statement [1]	**2003**	**2002**	**2001**
		(in CHF millions)	
Net interest income	**54**	317	537
Net commission and service fee income	**1,318**	2,575	3,046
Net trading income	**140**	166	254
Other ordinary income	**12**	(8)	(47)
Operating income	**1,524**	3,050	3,790
Personnel expenses	**862**	1,640	2,136
Other operating expenses	**435**	935	1,308
Operating expenses	**1,297**	2,575	3,444
Gross operating profit	**227**	475	346
Depreciation of non-current assets	**37**	142	178
Amortization of acquired intangible assets and goodwill	**421**	537	630
Valuation adjustments, provisions and losses	**35**	23	79
Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	**(266)**	(227)	(541)
Extraordinary income/(expenses), net	**134**	(134)	(14)
Cumulative effect of change in accounting principle	**0**	8	0
Taxes	**48**	(194)	438
Segment result	**(84)**	(547)	(117)

(1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of the Bank in Switzerland to CSFS and the transfer of CSFB Private Client Services U.K. business from CSFB Financial Services to Private Banking. In 2003 the Bank applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Year ended December 31, 2003 compared to year ended December 31, 2002

In 2002, CSFB Financial Services recorded a pre-tax extraordinary loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing. The 2002 operating income and operating expenses of Pershing, which was sold in May 2003, were CHF 1,332 million and CHF 1,031 million, respectively. The 2003 net result of Pershing reported in operating income was CHF 20 million. In November 2003, CSFB Financial Services sold its 50% interest in a Japanese online broker, reporting extraordinary income of CHF 134 million, or CHF 96 million net of tax. As a result of these divestitures, the results of the CSFB Financial Services segment may not be fully comparable between periods.

CSFB Financial Services measures business performance based on assets under management, discretionary assets under management and net new assets. Assets under management fell CHF 28.1 billion, or 5.8%, while discretionary assets under management decreased CHF 1.3 billion, or 0.4%, and a net asset outflow of CHF 15.7 billion resulted during 2003.

The following table shows key information for CSFB Financial Services:

CSFB Financial Services Key Information (1)	**2003**	**2002**	**2001**
Cost/income ratio	**87.5%**	89.1%	95.6%
Average allocated capital in CHF millions	**529**	939	998
Pre-tax margin	**(8.7%)**	(11.6%)	(14.6%)
Personnel expenses/operating income	**56.6%**	53.8%	56.4%
Net new assets Credit Suisse Asset Management in CHF billions (discretionary) (2)	**(14.8)**	(31.3)	9.2
Net new assets in Private Client Services in CHF billions	**(0.9)**	8.0	15.8
Growth in assets under management (2)	**(5.8%)**	(24.2%)	1.7%
Growth in discretionary assets under management – Credit Suisse Asset Management (2)	**(0.2%)**	(23.5%)	1.1%
of which new assets (2)	**(5.3%)**	(8.6%)	2.6%
of which market movement and structural effects	**5.1%**	(14.9%)	(8.8%)
of which acquisitions/(divestitures)	**—**	—	7.3%
Growth in net new assets Private Client Services	**(1.3%)**	8.6%	15.3%
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Assets under management in CHF billions (2)	**454.1**	482.2	636.4
of which Credit Suisse Asset Management (2)	**392.9**	412.8	508.8
of which Private Client Services	**61.2**	67.5	93.0
Discretionary assets under management in CHF billions (2)	**295.7**	297.0	393.4
of which Credit Suisse Asset Management	**278.1**	278.7	364.2
of which mutual funds distributed	**110.0**	106.5	132.4
of which Private Client Services	**17.6**	18.3	29.2
Advisory assets under management in CHF billions (2)	**158.4**	185.2	243.0
Number of employees (full-time equivalents)	**2,602**	6,783	8,068

(1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of the Bank in Switzerland to CSFS and the transfer of CSFB's Private Client Services UK business from CSFB Financial Services to Private Banking.

(2) Credit Suisse Asset Management figures for Assets under Management and Net New Assets include assets managed on behalf of other entities within Credit Suisse Group.

Operating income was CHF 1,524 million in 2003, a decrease of 50.0% compared to 2002. Excluding Pershing, 2003 operating income decreased 12.5% compared with 2002 mainly as a result of lower revenues due to reduced sales staff and client balances at Private Client Services and the impact of a lower U.S. dollar/Swiss franc exchange rate at Credit Suisse Asset Management. Net commission and service fee income decreased CHF 1,257 million, or 48.8%, and net interest income decreased CHF 263 million, or 83.0%, from 2002 primarily due to the Pershing sale. The segment loss was CHF 84 million in 2003, an increase of CHF 463 million compared to 2002 resulting primarily from the 2002 loss on the sale of Pershing and the extraordinary gain in 2003 on the sale of the 50% interest in a Japanese online broker offset in part by the decline in results in 2003 because of the Pershing sale.

Operating expenses decreased CHF 1,278 million, or 49.6%, with personnel expenses declining CHF 778 million, or 47.4%, and other operating expenses declining CHF 500 million, or 53.5%, in 2003 primarily as a result of the sale of Pershing, cost reduction measures and a decline in the amortization of retention awards due to the substantial completion of the DLJ retention awards in June 2003. Excluding the effect of the Pershing sale, there was an 8.2% reduction in headcount and a decrease in operating expenses of CHF 247 million, or 16.0%, compared with 2002.

Depreciation of non-current assets decreased CHF 105 million, or 73.9%, compared with 2002 due primarily to the sale of Pershing.

Amortization of acquired intangible assets and goodwill decreased CHF 116 million, or 21.6%, to CHF 421 million primarily due to the sale of Pershing in 2003, offset in part by a CHF 270 million pre-tax, or CHF 176 million after-tax, impairment of acquired intangible assets associated with the high-net-worth asset management business in 2003.

In 2003, Credit Suisse Asset Management's assets under management decreased CHF 19.9 billion, or 4.8%, to CHF 392.9 billion. Of the decline in assets under management, CHF 24.4 billion was attributable to changes in reporting, predominately to conform to the new SFBC definitions. Excluding these changes, assets under management increased by CHF 4.5 billion, due to CHF 21.0 billion of market performance gains, mostly offset by a CHF 14.8 billion net outflow of assets and CHF 1.7 billion of foreign exchange declines. In 2003, Credit Suisse Asset Management's discretionary assets under management decreased CHF 0.6 billion, or 0.2%, to CHF 278.1 million while discretionary mutual funds distributed increased CHF 3.5 billion, or 3.3%, to CHF 110.0 billion. Private Client Services assets under management decreased CHF 6.3 billion, or 9.3%, to CHF 61.2 billion. Of the decline in assets under management, CHF 3.9 billion was attributable to a change in the definition of assets under management, CHF 7.8 billion to foreign exchange declines and CHF 0.9 billion to a net outflow of assets, which was partially offset by CHF 5.3 billion of market performance gains and CHF 1.0 billion from the Volaris acquisition. Private Client Services discretionary assets under management decreased CHF 0.7 billion, or 3.8%, to CHF 17.6 billion.

Year ended December 31, 2002 compared to year ended December 31, 2001

In 2002, CSFB sold its CSFB*direct* business in the United States and the United Kingdom and its brokerage service subsidiary Autranet Inc. The combined operating income and operating expenses of these operations were CHF 255 million and CHF 363 million, respectively, in 2001. Assets under management for CSFB*direct* totaled CHF 34.6 billion as of December 31, 2001. On December 7, 2001, CSFB Financial Services acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of Sun Life Financial Services of Canada Inc, referred to collectively as SLCAM. The companies are asset management companies with contracts for the management of the insurance assets (including property) of their former affiliate, Sun Life Assurance Company of Canada (U.K.) Limited and third-party institutional and retail funds. The 2002 results include for the first time the full-year contribution of SLCAM. As a result of the acquisitions and dispositions noted above, the results between periods may not be fully comparable.

CSFB Financial Services reported a CHF 547 million segment loss in 2002, a CHF 430 million decline versus the CHF 117 million segment loss in 2001, reflecting reduced operating income and a CHF 134 million pre-tax, or CHF 390 million after tax, loss on the sale of Pershing, partially offset by lower operating expenses. As a result of negative economic and market conditions and performance issues, assets under management fell CHF 154.2 billion, or 24.2%, while discretionary assets under management decreased CHF 96.4 billion, or 24.5%, and a net asset outflow of CHF 23.3 billion resulted during 2002.

Operating income was CHF 3,050 million in 2002, a decrease of 19.5% compared to 2001, reflecting a net outflow of assets under management at Credit Suisse Asset Management, a decline in major market indices globally, lower trading volumes, an overall decline in customer debit balances at Pershing and Private Client Services and the sale of CSFB*direct* and Autranet in 2002. Net commission and service fee income decreased CHF 471 million, or 15.5%, and net interest income decreased CHF 220 million, or 41.0%.

Operating expenses decreased CHF 869 million, or 25.2%, with personnel expenses declining CHF 496 million, or 23.2%, and other operating expenses declining CHF 373 million, or 28.5%, in 2002, primarily as a result of the sales of CSFB*direct* and Autranet and cost reduction measures, including a 16.0% headcount reduction, and lower restructuring and severance-related costs.

Amortization of acquired intangible assets and goodwill decreased CHF 93 million, or 14.8%, to CHF 537 million, primarily due to the sale of CSFB*direct* and Autranet.

In 2002, a pre-tax extraordinary loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing was recorded.

In 2002, Credit Suisse Asset Management's assets under management decreased CHF 96.0 billion, or 18.9%, to CHF 412.8 billion. Of the decline in assets under management, CHF 47.1 billion was attributabed to foreign exchange movements, CHF 17.6 billion was related to market and performance declines and CHF 31.3 billion was attributed to a net outflow of assets. In 2002, Credit Suisse Asset Management's discretionary assets under management decreased CHF 85.5 billion, or 23.5%, to CHF 278.7 billion, while discretionary mutual funds distributed decreased CHF 25.9 billion to CHF 106.5 billion. Private Client Services' assets under management decreased CHF 25.5 billion, or 27.4%, to CHF 67.5 billion. Of the decline in assets under management, CHF 14.6 billion was attributable to foreign exchange movements and CHF 18.9 billion to market declines, partially offset by CHF 8.0 billion from net new asset inflows.

Liquidity and Capital Resources

Organization

We believe that maintaining access to liquidity is fundamental for firms operating in the financial services industry. The Bank is both the holding company for the institutional securities and asset management businesses as well as one of the principal operating entities. CSFB manages liquidity within the business unit while recognizing the constraints of the legal entities comprising the business unit. As a result, CSFB has established a comprehensive process for the management and oversight of its liquidity, funding and capital strategies. CSFB's Capital Allocation and Risk Management Committee, or CARMC, has primary oversight responsibility for these functional disciplines. CARMC reviews and approves liquidity management policies and targets and reviews the liquidity position and other key risk indicators.

CSFB's Corporate Treasury department is responsible for the management of liquidity, long-term funding and capital and for relationships with liability holders and creditor banks. It also maintains regular contact with both rating agencies and regulators on liquidity and capital issues.

Liquidity management

CSFB manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way CSFB ensures that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

CSFB's liquidity disciplines are segregated into two primary funding franchises:

- The bank funding franchise, including funds raised directly by the Bank from stable deposit-based core funds and the interbank markets, and

- The non-bank funding franchise, with funds raised by non-bank subsidiaries, principally CSFB USA.

The majority of assets financed by the bank funding franchise, which largely includes assets in CSFB and its principal regulated broker-dealers and bank subsidiaries, are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of resale agreements and securities borrowed, both of which are secured by government and agency securities, and marketable corporate debt and equity securities. In addition, CSFB has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, CSFB may carry significant levels of trading inventories. Other assets financed by the bank funding franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions that are held directly on the Bank's own balance sheet.

As part of its investment banking and fixed income markets activities, CSFB also maintains positions in less liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. CSFB typically funds a significant portion of less liquid assets, such as private equity investments, with long-term borrowings and shareholders' equity. A large portion of these less liquid assets (with the exception of corporate loans) is financed through the non-bank funding franchise, which also provides most of the regulatory capital (equity and subordinated debt) in the Bank's broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of CSFB is the "liquidity barometer," which estimates the time horizon over which the adjusted market value of unencumbered assets exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of contingent obligations. The adjusted market value of unencumbered assets includes a reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction.

Contingent obligations include such things as letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. CSFB's objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that CSFB is unable to access unsecured funding, it will have sufficient liquidity for an extended period. CSFB believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business. CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank funding franchise also has access to significant sources of secondary liquidity through its ability to access the secured funding markets (repurchase agreements, securities loaned and other collateralized financing arrangements), as these markets have proven reliable even in periods of market stress.

In 2004, CSFB USA chose not to renew its previously outstanding unsecured 364-day USD 1.0 billion revolving credit facility with various banks. CSFB, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2003, CSFB maintained 3 such credit facilities that collectively totaled USD 1.45 billion (at March 31, 2004 there were 6 facilities totaling USD 2.45 billion). These facilities require CSFB's various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that CSFB believes will not impair its ability to obtain funding. As of December 31, 2003, no borrowings were outstanding under any of the facilities.

Funding sources and strategy

The bank funding franchise's assets are principally funded with a mixture of secured and unsecured funding. Secured funding consists of collateralized short-term borrowings, which include repurchase agreements and securities loaned. Unsecured funding is accessed through the Bank's substantial and historically stable core deposit base, and through the interbank markets. Additionally, CSFB issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise's assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. Unsecured liabilities are issued through various debt programs. For information on these debt programs, refer to "Funding Activity Highlights."

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholders' equity. Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to U.S. Treasury securities or LIBOR. Depending upon prevailing market conditions, other borrowing costs are negotiated. CSFB continually aims to broaden its funding base by geography, investor and funding instrument.

CSFB lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. CSFB generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. Additionally, CSFB generally funds investments in subsidiaries with shareholders' equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, CSFB enters into subordinated long-term borrowings. At December 31, 2003, it had consolidated long-term debt of approximately CHF 63 billion, with approximately CHF 12 billion representing subordinated debt.

Certain of CSFB's subsidiaries enter into various transactions whereby commercial and residential mortgages and corporate bonds are sold to special purpose entities and beneficial interests in those entities are sold to investors. For the year ended December 31, 2003, proceeds and other related cash flows received from new securitizations of commercial mortgages, residential mortgages and bonds aggregated CHF 10.0 billion, CHF 43.6 billion and CHF 17.1 billion, respectively.

Funding Activity Highlights

In the non-bank funding franchise, CSFB USA issues long-term debt through U.S. and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

CSFB USA maintains a USD 15 billion shelf registration statement on file with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities and warrants to purchase such securities. At June 24, 2004, the entire amount was available for issuance.

CSFB USA has been issuing longer-dated fixed income securities to extend the maturity profile of its debt. For the five months ended May 31, 2004, CSFB USA issued USD 1.35 billion of 4.70% notes due 2009, USD 1.0 billion of 5.125% notes due 2014, and USD 1.14 billion of medium-term notes under its shelf registration statement. For the year ended December 31, 2003, CSFB USA issued USD 1.0 billion of 5 1/2% notes due 2013, USD 300 million of 6 1/4% notes due 2011, USD 1.0 billion of 3 7/8% notes due 2009 and USD 1.2 billion in medium-term and index-linked notes under its shelf registration statement. In addition, in 2003 CSFB USA issued USD 1.5 billion in medium-term notes under a USD 5 billion Euromarket program established in July 2001.

During the five months ended May 31, 2004, CSFB USA repaid approximately USD 825 million of medium-term notes and USD 31 million of structured notes. During the year ended December 31, 2003, approximately USD 3.5 billion of medium-term notes and USD 23 million of structured notes were repaid.

As noted in the previous sections, the bank funding franchises' principal source of unsecured funding is through the Bank's substantial and historically stable core deposit base, and through the interbank markets. Long-term unsecured funding is provided through the issuance of qualifying regulatory capital in the form of subordinated debt. During the year ended December 31, 2003, CSFB did not issue any new subordinated debt.

Credit Ratings

Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may raise, lower or withdraw their ratings, or place us on "credit watch" with positive or negative implications at any time. Rating agencies take many factors into consideration in determining a company's rating. Such factors include earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices and management team, in addition to the broader outlook for the financial services industry. The cost and availability of unsecured external funding is generally a function of our credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives.

A reduction in credit ratings could limit our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our planning takes into consideration those contingent events associated with a reduction in our credit ratings.

The credit ratings assigned to the senior debt of the Bank and CSFB USA, as of May 31, 2004 and their outlooks were as follows:

	Commercial Paper	Long-Term Debt	Outlook	
Bank				
Fitch	F-1+	AA-	Negative	(October 2002)
Moody's	P-1	Aa3	Stable	(November 2003)
Standard & Poor's	A-1	A+	Stable	(December 2003)
CSFB USA				
Fitch	F-1+	AA-	Negative	(October 2002)
Moody's	P-1	Aa3	Stable	(November 2003)
Standard & Poor's	A-1	A+	Stable	(December 2003)

Capital Resources and Capital Adequacy

Certain of our businesses are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on securities inventories, loans and other credit products, private equity investments and investments in fixed assets. Our overall capital needs are continually reviewed to ensure that our capital base can appropriately support the anticipated needs of our business divisions as well as the regulatory capital requirements of our subsidiaries. Based upon these analyses, we believe that our debt and equity base is adequate for current operating levels.

As a Swiss bank, the Bank is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. The Bank also adheres to the risk-based capital guidelines set forth by the Bank for International Settlements, or BIS.

At the Bank, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. All calculations through December 31, 2003, were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, Credit Suisse Group and the Bank base all their capital adequacy calculations on U.S. GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that the Bank may continue to include as Tier 1 capital CHF 6.2 billion of equity from special purpose entities, which will be deconsolidated under U.S. GAAP.

The following table sets forth the Bank's consolidated capital and BIS capital ratios:

Capital Adequacy:	**As of December 31,**	
	2003	**2002**
	(in CHF millions, except percentages)	
Tier 1 Capital(1)	12,062	10,596
Total capital(1)	20,968	19,958
BIS Tier 1 ratio(2)	13.6%	10.3%
BIS total capital ratio(3)	23.6%	19.3%

(1) Calculated on a consolidated basis pursuant to Swiss banking law and regulations. Core capital includes (a) CHF 155 million (CHF 174 million in 2002 and CHF 217 million in 2001) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors, (b) CHF 908 million (CHF 886 million in 2002 and CHF 925 million in 2001) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1,267 million (CHF 1,425 million in 2002 and CHF 1,717 million in 2001) relating to perpetual non-cumulative non-voting preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 5,159 million (CHF 5,804 million in 2002 and CHF 6,995 million in 2001) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank. Core capital for 2003 includes CHF 870 million of innovative Tier 1 instruments.

(2) Tier 1 capital (consisting primarily of shareholder's equity) as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the recommendations, or the Basle Recommendations, of the Basle Committee.

(3) Total capital as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the Basle Recommendations.

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate. For further information relating to capital ratios, we refer you to "Regulation and Supervision."

The Bank's wholly owned subsidiary, Credit Suisse First Boston LLC is a registered broker-dealer, registered futures commission merchant and member firm of the NYSE. As such, it is subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may

prevent the firm from expanding its business and declaring cash dividends. At December 31, 2003, Credit Suisse First Boston LLC's net capital of approximately USD 3.5 billion was 59% of aggregate debit balances and in excess of the minimum requirement by approximately USD 3.4 billion. Our OTC Derivatives Dealer, Credit Suisse First Boston Capital LLC, is also subject to the Uniform Net Capital Rule, but calculates its net capital requirements under Appendix F of Rule 15c3-1.

Other subsidiaries of the Bank are subject to capital adequacy requirements. At December 31, 2003, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

For further information on bank regulation, we refer you to "Regulation and Supervision."

Off-balance Sheet Arrangements

The Bank enters into off-balance sheet arrangements in the ordinary course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated with an issuer, and which include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under material variable interests in unconsolidated entities for the purpose of providing financing, liquidity, market risk or credit risk support.

Retained or Contingent Interests in Assets Transferred to Unconsolidated Entities

We are involved with several types of off-balance sheet arrangements, including those involving special purpose entities, or SPEs. There are two key accounting determinations that must be made relating to securitizations. In the case where we originated or previously owned the financial assets transferred to the SPE, a decision must be made as to whether that transfer would be considered a sale under generally accepted accounting principles. The second key determination to be made is whether the SPE should be considered a subsidiary and be consolidated into our financial statements, or whether the entity is sufficiently independent that consolidation is not warranted. If the SPE's activities are sufficiently restricted and also meet certain accounting requirements, the SPE is not consolidated by the seller of the transferred assets.

SPEs may be established for a variety of reasons including to facilitate securitizations or other forms of financing. Under Swiss GAAP, consolidation of a SPE is required if we hold more than 50% of the voting rights of the entity, or where we have the ability to exercise control of the SPE. Also, consolidation would be required if we have a legal or de facto obligation to support the entity or the SPE is dependent on us for funding. Consolidation may also be required by application of the principle of substance over form.

Mortgage Securitizations

We originate and purchase commercial mortgages and purchase residential mortgages and sell these assets directly or through affiliates to SPEs. These SPEs issue securities that are backed by, and which pay a return based on, the assets transferred to the SPEs. Investors in these asset-backed securities typically have recourse to the assets in the SPE. The investors and the SPEs have no recourse to our assets.

We establish these SPEs and underwrite and make a market in these asset-backed securities. We may retain interests in these securitized assets if we hold asset-backed securities in connection with our underwriting and market-making activities. Retained interests in securitized financial assets are included in the consolidated balance sheet at fair value. Any changes in fair value of these retained interests are recognized in the consolidated income statement. We engage in these securitization activities to meet the needs of clients as part of our fixed-income activities and to sell financial assets. These securitization activities do not provide a material source of our funding.

Collateralized Debt Obligations

We purchase loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are transferred by us directly, or indirectly through affiliates, to SPEs that issue CDOs. We structure, underwrite and make a market in these CDOs, and we may have retained interests in these CDOs in

connection with our underwriting and market-making activities. We also have significant investments, including equity (less than a majority) and debt securities, in CDO SPEs. These interests are included in trading assets and carried at fair value.

We engage in CDO SPE transactions to meet the needs of clients and to sell financial assets. These CDO SPE activities do not provide a material source of our funding.

Commercial Paper Conduits

We act as the administrator and provider of liquidity and credit enhancement facilities for several multi-seller asset-backed commercial paper conduit vehicles, or ABCP conduits. Our ABCP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the ABCP conduits in the form of over-collateralization and other asset-specific enhancement as described below. The Bank does not sell assets to the ABCP conduits and does not have any ownership interest in the ABCP conduits.

The Bank's commitments to ABCP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the ABCP conduits in certain circumstances, such as if the ABCP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Bank to purchase certain assets under any condition, including default. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

Financial Intermediary

In our role as a financial intermediary, SPEs are used to create investment opportunities that meet the demands of our clients. For example, SPEs are used in the process of modifying the characteristics of financial assets or to sell credit risk in a form that is not readily available in the markets. These transactions are commonly referred to as "repackage" SPEs. We are typically the derivative counterparty in these transactions. Our derivative transactions with SPEs are a component of our overall trading business and are carried at fair value.

Further, SPEs are used in our fund-linked products business. In this capacity, we manage a selection of alternative investments held in a SPE and pass on the majority of the return to investors. When requested, the Bank will provide investors with protection from downside risk, primarily in the form of a put option.

Guarantees

In the ordinary course of our business, we also provide guarantees and indemnifications that contingently obligate us to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may also be contingently obligated to make payments to a guaranteed party based on another entity's failure to perform, or we may have an indirect guarantee of the indebtedness of others. We have provided customary indemnifications to purchasers in conjunction with the sale of assets or businesses; to investors in private equity funds sponsored by us regarding potential obligations of our employees to return amounts previously paid as carried interest; and to investors in our securities and other arrangements to provide "gross up" payments if there is a withholding or deduction because of a tax, assessment or other governmental charge.

Other Commitments

We have commitments under a variety of commercial arrangements that are not recorded as liabilities in our consolidated balance sheet. These commitments are in addition to guarantees and other arrangements discussed above. These commitments include standby letters of credit, standby repurchase agreement facilities that commit us to enter into repurchase agreements with customers at market rates, commitments to invest in various partnerships that make private equity and related investments in various portfolio companies and in other private equity funds and commitments to enter into resale agreements.

For further information on our off-balance commitments, we refer you to pages 13 and 60 of the financial statements in the Bank's 2003 Annual Report in Annex I. Our change to U.S. GAAP will result in the requirement to comply with different recognition and consolidation obligations relating to off-balance sheet arrangements in our primary reporting basis.

Derivatives

Under Swiss GAAP, derivatives are carried at fair value on the balance sheet at positive and negative replacement values. The replacement values correspond to the fair values of derivative financial instruments which are open on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable and thus an asset of the Bank. Negative replacement values constitute a payable and thus a liability. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit equivalent amounts represent the potential credit risk with counterparties arising from open derivatives contracts. The credit equivalent amount for a counterparty is computed on the basis of the current positive replacement values of the respective contracts plus regulatory security margins, or add-ons, to cover the future potential credit risk during the remaining duration of the contracts. The add-ons correspond to the factors used for BIS capital adequacy calculation purposes.

In 2003 mandatory changes to Swiss GAAP resulted in a change in our accounting policies relating to derivative hedging transactions. In line with U.S. GAAP, the changes imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions; certain of these hedging transactions no longer qualify for hedge accounting under Swiss GAAP and, accordingly, changes in the fair value of such hedges were reflected in earnings. The impact on the 2003 financial statements of this change was a decrease to net profit of CHF 82 million, comprising after-tax losses of CHF 271 million relating to 2003 and after-tax gains of CHF 189 million in respect of prior periods.

For further information on derivatives, we refer you to "Additional information on the consolidated off balance sheet" on pages 53 and 54 of the financial statements in the Bank's 2003 Annual Report in Annex I.

Contractual Obligations and Other Commercial Commitments

In connection with its operating activities, the Bank enters into certain contractual obligations, as well as commitments to fund certain assets. The following table sets forth as of December 31, 2003 future cash payments associated with our contractual obligations on a consolidated basis:

	Payments due by period (in CHF millions)				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations	6,928	14,297	17,985	28,933	68,143
Capital lease obligations	20	43	46	62	171
Operating lease obligations	503	936	845	5,798	8,082
Purchase obligations	28	26	1	0	55
Other long-term liabilities reflected on the balance sheet	400	257	0	3,163	3,820
Total obligations	7,879	15,559	18,877	37,956	80,271

The following table sets forth our short-term contractual obligations as of December 31:

	2003	2002
	(in CHF millions)	
Deposits	126,648	119,877
Short-term borrowings	16,199	10,806
Brokerage payables	13,460	18,795
Trading account liabilities	148,765	141,465
Total short-term contractual obligations	305,072	290,943

Related Party Transactions

We are involved in significant financing and other transactions, and have significant related party balances, with Credit Suisse Group and certain of its affiliates and subsidiaries. We enter into these transactions in the ordinary course of our business, and such transactions typically reflect the pricing structure of an unrelated third-party transaction, although this is not achieved in all cases. Transactions with our subsidiaries and the related inter-company balances are eliminated upon consolidation. At December 31, 2003, our assets related to these transactions totalled CHF 24.5 billion, including amounts due from customers and banks of CHF 22.6 billion; of these balances, CHF 1.1 billion were under securities lending and reverse repurchase agreements. Our liabilities related to these transactions totalled CHF 31.0 billion, including amounts due to customers and banks of CHF 23.2 billion; of these balances CHF 0.7 billion were under securities lending and repurchase agreements. As a consequence, at December 31, 2003, we had net liability exposure to such related parties of CHF 6.6 billion.

Certain of our directors, officers and employees and those of our affiliates and their subsidiaries maintain margin accounts with CSFB LLC and other affiliated broker-dealers in the ordinary course of business. In addition, certain of such directors, officers and employees had investments or commitments to invest in various private funds sponsored by us, pursuant to which we have made loans to such directors, officers and employees to the extent permitted by law. CSFB LLC and other affiliated broker-dealers, from time to time and in the ordinary course of business, enter into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

SUMMARY OF U.S. GAAP FINANCIAL RESULTS

The Bank's unaudited consolidated U.S. GAAP information contained below represents historical information which previously was reported based on Swiss GAAP and is restated to be presented in accordance with U.S. GAAP. This restatement to U.S. GAAP has been performed in connection with the Bank's change of its primary basis of accounting from Swiss GAAP to U.S. GAAP as of January 1, 2004. The Bank did not manage its business in accordance with U.S. GAAP during the periods presented and, accordingly, the summary results presented on the restated basis may not be indicative of future financial performance.

U.S. GAAP Consolidated Income Statement (unaudited)

	Years Ended December 31,	
	2003	2002
	(in CHF millions)	(in CHF millions)
Net Interest Income	**4,266**	**3,934**
Commission and fees	8,551	10,762
Trading revenue	2,187	2,962
Realized gains/(losses) from investment securities	47	(351)
Other revenue	460	(434)
Total Non-Interest Revenue	**11,245**	**12,939**
Net Revenues	**15,511**	**16,873**
Provision for Credit Losses	**(165)**	**(2,107)**
Compensation and benefits	(7,960)	(10,180)
Restructuring charges	-	-
Goodwill impairment	-	-
Other expense	(5,667)	(7,372)
Total Operating Expenses	**(13,627)**	**(17,552)**
Income/(Loss) from Continuing Operations Before Tax, Minority Interests, Extraordinary Items and Cumulative Effect of Accounting Changes	**1,719**	**(2,786)**
Income tax expense/(benefit)	(617)	1,198
Dividends on preferred securities for consolidated entities	(5)	(78)
Minority interests, net of tax	(96)	(113)
Income/(Loss) from Continuing Operations before Tax, Minority Interests, Extraordinary Items and Cumulative Effect of Accounting Changes	**1,001**	**(1,779)**
Income/(loss) from discontinued operations, net of tax	18	(568)
Extraordinary items, net of tax	-	-
Cumulative effect of accounting changes, net of tax	(68)	61
Net Income/(Loss)	**951**	**(2,286)**

U.S. GAAP Consolidated Balance Sheet Information (unaudited)

	Years Ended December 31, 2003 (in CHF millions)	2002 (in CHF millions)
Total Assets	652,226	681,381
Total Liabilities	639,690	668,263
Total Shareholders' Equity	12,536	13,120

MANAGEMENT

Our most senior officer is Brady W. Dougan, the Chief Executive Officer, or CEO, of the Bank and of CSFB. He was appointed to these positions by Credit Suisse Group, effective July 13, 2004. The CEO is responsible for the operational management of the Bank and CSFB. The most senior executive board of the Bank, or the Executive Board, is composed of key members of senior management including the heads of certain divisions, departments or regions.

Pursuant to the Bank's Organizational Guidelines and Regulations, the CEO and the Executive Board members are appointed by the Board of Directors of the Bank, which is responsible for the overall direction, supervision and control of the Bank. The Board of Directors of the Bank also has an Audit Committee, a Compensation Committee, a Chairman's and Governance Committee and a Risk Committee.

As of the date of this Information Statement, the Board of Directors of the Bank is composed of the following individuals:

Name	Principal Occupation
Walter B. Kielholz Chairman, Chairman of the Chairman's and Governance Committee	Chairman of the Board of Directors of Credit Suisse Group
Peter Brabeck-Letmathe Vice Chairman, Member of the Compensation Committee and Member of the Chairman's and Governance Committee	Chief Executive Officer and Vice Chairman of the Board of Nestlé S.A.
Hans-Ulrich Doerig Vice Chairman, Chairman of the Risk Committee and Member of the Chairman's and Governance Committee	Vice Chairman of the Board of Directors of Credit Suisse Group and Chairman of the Risk Committee
Thomas W. Bechtler Member of the Risk Committee	Chairman of the Board of Directors of Zellweger Luwa Group
Thomas D. Bell Member of the Audit Committee	Vice Chairman of the Board, President and Chief Executive Officer of Cousins Properties, Inc.
Robert H. Benmosche Member of the Compensation Committee	Chairman of the Board and Chief Executive Officer of MetLife, Inc. and Metropolitan Life Insurance Company
Noreen Doyle Member of the Risk Committee	First Vice President and Head of Banking of the European Bank for Reconstruction and Development
Aziz R.D. Syriani Chairman of the Compensation Committee, Member of the Chairman's and Governance Committee and Member of the Audit Committee	President and Chief Executive Officer of The Olayan Group

Name	Principal Occupation
David W. Syz Member of the Audit Committee	Vice-Chairman of the Board of Huber & Suhner AG, Pfäffikon
Ernst Tanner Member of the Risk Committee	Chairman of the Board and Chief Executive Officer of Lindt & Sprüngli AG
Peter F. Weibel Chairman of the Audit Committee and Member of the Chairman's and Governance Committee	CEO of PricewaterhouseCoopers AG, Zurich (Retired)

Effective July 13, 2004, Brady W. Dougan assumed responsibility for the operations of the CSFB business unit and was named CEO of the Bank. John J. Mack, who was previously CEO of the Bank, as well as co-CEO of Credit Suisse Group, agreed with the Board of Directors of Credit Suisse Group not to renew his contract which expired as of July 12. Effective July 13, 2004, Oswald J. Grübel, previously Co-CEO of Credit Suisse Group, was appointed sole CEO of Credit Suisse Group.

As of the date of this Information Statement, the members of the CSFB Executive Board and their primary areas of responsibility at CSFB are as follows:

Name	Primary Area of Responsibility
Brady W. Dougan	CEO of CSFB and the Bank and Chairman of the CSFB Executive Board
Stephen R. Volk	Chairman
Brian D. Finn	President, overseeing the Investment Banking and Alternative Capital Divisions
Richard E. Thornburgh	Vice Chairman of the CSFB Executive Board, overseeing Credit Suisse Asset Management, Private Client Services, Credit, Strategic Risk Management, Human Resources and Administration (includes certain other key support functions)
Gary G. Lynch	Vice Chairman and General Counsel, responsible for overseeing Research and Legal
James P. Healy	Co-Head of the Fixed Income Division
Jerome C. Wood	Co-Head of the Fixed Income Division
John A. Ehinger	Co-Head of the Equity Division
James E. Kreitman	Co-Head of the Equity Division
Eileen K. Murray	Head of Global Technology, Operations and Product Control
Neil Moskowitz*	Chief Financial Officer
Paul Calello	Chairman and Chief Executive Officer of the Asia-Pacific Region

* Neil Moskowitz will become CFO effective August 5, 2004. Barbara A. Yastine is CFO through August 4, 2004.

No shares in the capital of the Bank are currently held by members of the Board of Directors, management or staff. The Bank is wholly owned by Credit Suisse Group, whose representatives were elected to the Board of Directors of the Bank pursuant to Article 707, paragraph 3 of the Swiss Code of Obligations and are not required to hold shares in the capital of the Bank.

No member of the Board of Directors or of the management of the Bank has any interests in transactions effected by the Bank during the past or current financial year which are or were unusual in their nature or conditions or significant to the business of the Bank. For information on loans by the Bank to members of the Board of Directors or management, we refer you to page 45 of the financial statements in the Bank's 2003 Annual Report in Annex I.

REGULATION AND SUPERVISION

Overview

Our operations throughout the world are regulated and supervised, as applicable, by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our banking, investment banking and asset management businesses. Changes in the supervisory and regulatory regimes of the countries in which we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. For example, a number of countries in which we operate impose limitations on foreign or foreign-owned financial services companies including:

- Restrictions on the opening of local offices, branches or subsidiaries and restrictions on the types of banking and non-banking activities that may be conducted by these local offices, branches or subsidiaries;
- Restrictions on the acquisition of local banks or restrictions requiring a specific percentage of local ownership; and
- Restrictions on investment and other financial flows entering or leaving the country.

Central banks and other bank regulators, financial services agencies and self-regulatory organizations are responsible for the regulation and supervision of our banking businesses in each of the jurisdictions in which we operate. These authorities impose a wide variety of requirements, including those relating to:

- Reporting obligations;
- Reserves;
- Capital adequacy;
- Depositor protection;
- Prudential supervision;
- Risk concentration;
- Prevention and detection of money laundering and terrorist financing; and
- Liquidity requirements.

Our investment banking business is also subject to oversight by securities authorities and exchanges, financial services agencies and self-regulatory organizations in various jurisdictions, including regulation as broker-dealers under applicable securities laws. Regulations affecting this business include, among others, those relating to:

- Capital requirements;
- Limitations on extensions of credit;
- Customer sales practice rules;
- Prevention and detection of money laundering and terrorist financing;
- Research analyst independence; and
- Trading rules.

In addition, our asset management and advisory businesses are generally regulated under the banking and securities laws of the United States, Switzerland and other jurisdictions in which we maintain a presence or hold ourselves out as offering services.

The regulatory structure that applies to our operations in certain key countries is discussed more fully below.

Switzerland

The Bank operates under banking licenses granted by the SFBC pursuant to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended, or the Bank Law, and its implementing ordinance of May 17, 1972, as amended, or the Implementing Ordinance. In addition, the Bank holds securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act. Banks and securities dealers must comply with certain reporting, filing and, from January 1, 2005, minimum reserves requirements of the Swiss National Bank, or the National Bank. In addition, banks and securities dealers must file an annual financial statement and detailed monthly interim balance sheets with the National Bank and the SFBC.

As a member of the Financial Action Task Force on Money Laundering from its inception, in August 1990 Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the SFBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the fourth version (the first version was issued in 1977) of the Code of Conduct of the Swiss Bankers' Association, or the SBA, a self-regulatory organization, with regard to the exercise of due diligence on business relationships and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector on April 1, 1998. In January 2003, the SFBC issued an anti-money laundering ordinance, which contains more stringent due diligence requirements for banks and securities dealers with respect to business relationships and transactions that are deemed to entail higher legal or reputational risks. This ordinance took effect on July 1, 2003 and replaces earlier SFBC anti-money laundering guidelines. In addition, also as of July 1, 2003, the SBA issued a revised Code of Conduct with regard to the exercise of due diligence that applies to business relationships in general. In aggregate, these provisions, which also aim to prevent the financing of terrorism, impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with customers, including a duty to identify the business partner and to establish the identity of the beneficial owner of funds and assets and, in transacting business with customers or correspondent banks, special duties to monitor and clarify the background of unusual transactions. The provisions also include a duty to freeze funds and assets and to notify the Swiss authorities in the case of well-founded suspicions relating to money laundering activities, and a duty of special care in dealing with politically exposed persons.

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer secrecy laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering or terrorist financing activities or tax fraud. In particular, Swiss customer secrecy laws generally do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the SFBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited liability company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for implementing those parts of the government's monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis. With effect as of May 1, 2004, an amendment to the Swiss Federal Act on the National Bank came into effect, which gives the National Bank certain additional powers such as the supervision of payment and securities settlement systems. Conversely, as of the same date, the National Bank abolished the capital export restrictions over which it had jurisdiction – in particular, the principle of entrenchment which required that Swiss franc denominated bonds be lead-managed by banks or securities dealers based in Switzerland.

Under the Bank Law, a bank's business is subject to inspection and supervision by an independent auditing firm that is licensed by the SFBC. These Bank Law auditors, which are appointed by the bank's board of directors, are required to annually perform an audit of the bank's financial statements and assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation. The audit report is submitted to the bank's board of directors and to the SFBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the SFBC if the violation or irregularity is not cured within a time limit designated by the auditors, or immediately in the case of serious violations or irregularities that may jeopardize the security of creditors.

In 1999, the SFBC established the Large Banking Groups Department, or the SFBC Department, which at present is responsible solely for supervising Credit Suisse Group and UBS AG, the other large banking group in Switzerland. The SFBC Department, which oversees all of the main businesses in which we operate, supervises us directly through regular reviews of accounting, risk and structural information, regular meetings with management and periodic on-site visits. The SFBC Department also coordinates the activities of the SFBC with our external auditors and with our foreign regulators.

In November 2001, the Swiss Federal Council appointed a group of experts with the task of formulating a concept for the integrated supervision of the financial markets in Switzerland. In the first part of its report, issued in July 2003, the group of experts recommended establishing a federal financial market supervisory agency, the FINMA, by consolidating the SFBC and the Swiss Federal Office of Private Insurance, or FOPI, and to unify the supervisory means for all supervised areas. The second part of the report, which will cover the issue of sanctions within the framework of financial market regulation, is expected to be published for public comment in 2004. The group of experts intends to prepare a draft legislative act to be considered by the Swiss Parliament in 2005 or 2006 at the earliest. The new act has to be passed by the Swiss Parliament to become law, with the exact effective date to be determined by the Government afterwards.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks, such as (i) the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basle Committee and the International Organization of Securities Commissions; (ii) the Portfolio Management Guidelines, which set standards for banks when managing customers' funds and administering assets on their behalf; and (iii) the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers. In January 2003, the SBA issued the Guidelines on the Independence of Financial Research, or Research Guidelines. The Research Guidelines, which were previously ratified by the SFBC, became effective on July 1, 2003. The Research Guidelines have been issued with a view to ensuring the independence of financial research and cover "sell-side" and "buy-side" research of SFBC-regulated financial institutions with respect to equity and debt securities.

Capital Requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Bank on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

- Tier 1 capital (core capital);
- Tier 2 capital (supplementary capital); and
- Tier 3 capital (additional capital).

Through 2003, our Tier 1 capital included primarily paid-in share capital, reserves (defined to include, among other things, free reserves and the reserve for general banking risks), capital participations of minority shareholders in certain fully consolidated subsidiaries, retained earnings and audited current-year profits, less anticipated dividends. Among other items, this was reduced by the net long position of our own shares and goodwill. Tier 1 capital is supplemented, for capital adequacy purposes, by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with payment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance, equals total bank or regulatory capital.

Effective January 1, 2004, we calculate our regulatory capital on the basis of U.S. generally accepted accounting principles, or U.S. GAAP, with certain adjustments required by the SFBC. With these adjustments, our regulatory capital calculation methodology is substantially the same as for prior years. The SFBC has advised Credit Suisse Group that the Bank may continue to include as Tier 1 capital CHF 6.2 billion of equity from special purpose entities, which will be deconsolidated under U.S. GAAP.

The Basle Committee is currently considering significant changes to existing international capital adequacy standards and intends to publish these standards by mid-year 2004. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be implemented in national legislation, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations. In addition, on April 29, 2004, the SFBC formally announced that it intends to implement the new standards swiftly but subject to a "Swiss finish." Furthermore, the SFBC has indicated that – in contrast to the implementation plans of the Board of Governors of the Federal Reserve System to restrict application of the new standards to the major U.S. banking institutions – it intends to implement the new standards for all Swiss banks. Moreover, the SFBC intends to follow the timetable for implementation of the new standards set by the European Union, irrespective of whether the United States delays implementation for U.S. banks.

Liquidity Requirements

The Bank is required to maintain specified measures of primary and secondary liquidity under Swiss law.

Primary liquidity is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, and 20% of deposits in savings and similar accounts. Under current law, a bank's liquid assets must be maintained to a level of at least 2.5% of the sum of these kinds of liabilities. As of January 1, 2005, these provisions will be replaced by a minimum reserves requirement set forth in the new National Bank Ordinance that entered into effect on May 1, 2004. These new rules follow, in essence, the current law, but also include medium-term notes due within three months.

Secondary liquidity is measured by comparing (i) the total of liquid assets and "easily realizable assets" with (ii) the total of "short-term liabilities." The total of the liquid and easily realizable assets of a bank must be equal to at least 33% of the short-term liabilities.

The Bank is required to file with the SFBC and the National Bank monthly statements reflecting its primary liquidity position and quarterly statements reflecting its secondary liquidity position.

Risk Concentration

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific, pre-defined limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank's eligible capital, taking into account counterparty risks and risk mitigation instruments. A bank's aggregated and risk-weighted exposure to any single counterparty or group of related counterparties may not exceed a specified limit; risk exposures exceeding 10% of a bank's eligible capital are deemed a regulatory large exposure and must be reported to the bank's board of directors, as well as to its Bank Law auditors. In addition, aggregated and risk-weighted exposure to any single counterparty or group of related counterparties may not exceed 25% of a bank's eligible capital, and the aggregate of all reported regulatory large exposure positions may not exceed 800% of the bank's eligible capital. Subject to certain exceptions, exposures exceeding these thresholds must be reported immediately to the Bank Law auditors and to the SFBC, which may require corrective action and impose sanctions, if appropriate.

The Bank is generally exempt from risk consolidation.

Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk

concentration limits for securities dealers are, subject to minor exceptions, the same as for banks. Securities dealers are supervised by the SFBC, and the Research Guidelines also apply to SFBC-registered securities dealers.

Our asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Mutual Funds, these activities are conducted through legal entities under the supervision of the SFBC.

Accounts

The Bank is required to submit an annual statement of condition and detailed monthly interim balance sheets to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to the regulatory oversight responsibilities of the National Bank.

Like all Swiss joint stock corporations, the Bank is also required by law to have statutory auditors who are appointed by the shareholders and deliver an auditor's report to the general meeting of shareholders.

The statutory auditors and the auditors licensed by the SFBC for the Bank are presently KPMG Klynveld Peat Marwick Goerdeler SA, Badenerstrasse 172, 8004 Zurich, Switzerland, or KPMG. The Bank's accounts as of and for the years ended December 31, 2002, December 31, 2001, and December 31, 2000 were audited by KPMG.

European Union

In 2002 and 2003, the European Union, or EU, adopted or proposed a number of directives and measures within the scope of the Financial Services Action Plan, or FSAP, designed to increase internal market integration and harmonization. Individual EU member states implement these directives through national legislation, the details of which may vary from country to country and which may set higher standards. As part of the FSAP, the EU adopted a directive on financial conglomerates in November 2002. Financial conglomerates are defined as groups that include regulated entities active in the banking and/or investment services sectors, on the one hand, and the insurance sector, on the other hand, and that meet certain criteria. The aim of the directive is to impose (from 2005) additional prudential requirements in respect of the regulated entities that are part of financial conglomerates including, to a certain extent, any mixed financial holding company. The supplementary supervision will be organized at the level of the financial conglomerate and cover capital adequacy, risk concentration and intra-group transactions. The directive further requires non-EU headed groups that operate regulated entities in the EU to be subject to equivalent consolidated supervision in their home country.

In June 2003, the EU adopted a directive on the taxation of savings income. Pursuant to the directive, a member state of the EU will be required to provide to the tax authorities of other member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. Furthermore, the EU is currently in negotiations with certain non-EU jurisdictions to introduce similar measures as in the EU. In May 2004, the EU and Switzerland announced that they reached political consensus on an agreement on the taxation of savings income by way of a withholding system and voluntary declaration in the case of transactions between parties in EU member states and Switzerland. Switzerland may introduce a tax on interest payments or other similar income paid by a paying agent within Switzerland to EU resident individuals at the earliest as of January 1, 2005. The tax may be withheld at a rate of 15% for the first three years of the transitional period, 20% for the subsequent three years and 35% thereafter. The beneficial owner of the interest payments may be entitled to a refund of the tax if certain conditions are met.

The agreement in principle with Switzerland is still subject to approval by the Swiss Parliament and a potential subsequent referendum vote by the citizens of Switzerland. The directive is expected to be required to be applied by EU member states at the earliest from January 1, 2005, subject to certain conditions being met.

In April 2004, as part of the FSAP, the EU adopted a new Investment Services Directive, which EU member states will be required to implement by April 2006. The directive is designed to give investment firms an effective "single passport", allowing them to operate throughout the EU on the basis of authorization in their home member state. It will also permit investment firms to process client orders outside regulated exchanges, which is not currently

possible in some member states. The directive provides for certain pre-trade transparency obligations to apply to investment firms that engage in in-house matching of orders. Subject to certain exceptions, such firms would be obliged to disclose the prices at which they will be willing to buy from and/or sell to their clients. This is designed to ensure that European wholesale markets will not be subject to this disclosure requirement and that investment firms in these markets will not be subjected to significant risks in their role as market makers.

United States

Our operations in the United States are subject to a variety of regulatory regimes. The Bank operates a bank branch in New York, or the New York Branch. Because the New York Branch does not engage in "retail" deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation, or the FDIC. Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York, or the Superintendent, under the New York Banking Law, or the NYBL. The New York Branch is examined by the New York State Banking Department and the Board of Governors of the Federal Reserve System, or the Board, and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and regulations adopted at year-end 2002, the New York Branch must maintain, with banks in the State of New York, eligible assets (including U.S. treasuries, other obligations issued or guaranteed by the U.S. government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting the criteria established in the NYBL and applicable regulations) in an amount generally equal, with certain exclusions, to 1% of the liabilities of the New York Branch (up to a maximum of USD 400 million as long as the Bank and the New York Branch meet specified supervisory criteria). The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the branches' liabilities as the Superintendent may designate. This percentage is currently set at 0%, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank's New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

- Violation of any law;
- Conduct of business in an unauthorized or unsafe manner;
- Capital impairments;
- Suspension of payment of obligations;
- Liquidation of a foreign bank in the jurisdiction of its domicile; or
- Existence of reason to doubt a foreign bank's ability to pay in full certain claims of its creditors.

Pursuant to the NYBL, when the Superintendent takes possession of a New York branch, it succeeds to the branch's assets and the assets of the foreign bank located in New York. In liquidating or dealing with a branch's business after taking possession of the branch, the Superintendent shall accept for payment out of these assets only the claims of creditors (unaffiliated with the foreign bank) that arose out of transactions with such New York branch. After such claims are paid, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

The New York Branch is generally subject under the NYBL to the same single borrower lending limits applicable to a New York State-chartered bank, except that for the New York Branch such limits, which are expressed as a percentage of capital, are based on the capital of the Bank on a global basis.

In addition to being subject to various state laws and regulations, our operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended, or the IBA, and the amendments to the

IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991, or FBSEA, and to examination by the Board in its capacity as our U.S. "umbrella supervisor." Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by U.S. bank holding companies, and most U.S. branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

Among other things, FBSEA provides that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. FBSEA also subjects a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, FBSEA authorizes the Board to terminate the activities of a U.S. branch or agency of a foreign bank if it finds that:

- The foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or

- There is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against the Bank, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch.

In 2001, the U.S. Congress enacted the USA Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. The USA Patriot Act also required the U.S. Treasury Secretary to develop and adopt final regulations that impose anti-money laundering compliance obligations on financial institutions. The U.S. Treasury Secretary delegated this authority to a bureau of the U.S. Treasury Department known as the Financial Crimes Enforcement Network, or FinCEN.

Many of the new anti-money laundering compliance requirements of the USA Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the New York Branch and the U.S. subsidiaries of the Bank under Board regulations before the USA Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the USA Patriot Act, such as procedures relating to correspondent accounts for non-U.S. financial institutions and regulations thereunder mandating formal customer identification procedures, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on our US operations will depend on how FinCEN implements these requirements.

Non-banking activities

The International Banking Act of 1987, as amended, or the IBA, and the Bank Holding Company Act of 1956, as amended, or the BHCA, impose significant restrictions on our U.S. non-banking operations and on our worldwide holdings of equity in companies operating in the United States. Historically, our U.S. non-banking activities were principally limited to activities, which the Board found to be a proper incident to banking or managing or controlling banks or for which an exemption applied (such as certain "grandfather rights" accorded to certain segments within the Bank pursuant to the IBA). Moreover, prior Board approval was generally required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act, or GLBA, which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Once GLBA took effect in March 2000, qualifying bank holding companies and foreign banks qualifying as "financial holding companies" were permitted to engage in a substantially broader range of non-banking activities in the United States, including

insurance, securities, merchant banking and other financial activities—in many cases without prior notice to, or approval from, the Board or any other U.S. banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain provisions of the BHCA governing the acquisition of U.S. banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, we are required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any U.S. bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain "tying" arrangements involving products and services.

Under GLBA and related Board regulations, we became a financial holding company effective March 23, 2000. To qualify as a financial holding company, we were required to certify and demonstrate that the Bank was "well capitalized" and "well managed." These standards, as applied to us, are comparable to the standards U.S. domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Bank is required to maintain capital equivalent to that of a U.S. bank, including a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. If in the future we cease to be well capitalized or well managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue newly authorized financial activities or terminate our New York Branch. Our ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect our operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called "push-out" provisions of GLBA will narrow the exclusion of banks (including the New York Branch) from the definitions of "broker" and " dealer" under the Securities Exchange Act of 1934, or Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed "dealer" definition took effect in September 2003, and the narrowed "broker" definition is currently expected to take effect no earlier than November 2004, although the SEC has indicated that it does not expect banks to develop compliance for the broker rules until final rules have been adopted. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more U.S. registered broker-dealer affiliates.

In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies and the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for, among other things, the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to U.S. Treasury and government agency securities and the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities. The Board of Governors of the Federal Reserve System promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and NYSE, and by state authorities. In addition, because they are also engaged in futures activities, the broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and by state authorities.

Our investment banking business includes broker-dealers registered with the SEC, all 50 states of the United States, the District of Columbia and Puerto Rico, and with the CFTC as futures commission merchants and commodities trading advisers. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, our investment banking business is subject to over-lapping schemes of regulation covering all aspects of its securities and futures activities. Such regulations cover matters including:

- Capital requirements;
- The use and safekeeping of customers' funds and securities;
- Recordkeeping and reporting requirements;

- Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
- Supervisory and organizational procedures intended to prevent improper trading on "material non-public" information;
- Employee-related matters;
- Limitations on extensions of credit in securities transactions;
- Required procedures for trading on securities exchanges and in the over-the-counter market;
- Anti-money laundering procedures;
- Procedures relating to research analyst independence; and
- Procedures for the clearance and settlement of trades.

A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, U.S. broker-dealers may be required in some instances to make "suitability" determinations as to certain customer transactions, are frequently limited in the amounts that they may charge customers, generally cannot trade ahead of their customers and cannot engage in fraudulent trading practices. U.S. broker-dealers must make certain required disclosures to their customers.

The broker-dealers' operations are also subject to the SEC's net capital rule, Rule 15c3-1, or the Net Capital Rule, promulgated under the U.S. Securities Exchange Act of 1934, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. We also have a so-called "broker-dealer lite" entity, which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F to Rule 15c3-1. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of our operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which in turn could limit our ability to pay dividends and make payments on our debt.

As registered futures commission merchants, certain of our broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the U.S. Investment Advisers Act of 1940, as amended, and the SEC's rules and regulations thereunder. Our asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. The SEC-registered mutual funds that we advise are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC's rules and regulations thereunder. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. These regulations provide, among other things, for the way in which client assets should be managed from a portfolio philosophy, diversification and management perspective. In addition, these regulations impose limitations on the ability of investment advisers to charge performance-based or non-refundable fees to customers, record keeping and recording requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory customers, as well as general anti-fraud prohibitions. Finally, because some of the investment vehicles we advise are commodity pools, we are subject to the Commodity Exchange Act for such vehicles.

Our investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of our underwriting, merger and acquisition and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and

policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could adversely affect our underwriting, advisory and trading revenues.

In 2002, the NASD, the NYSE and the SEC adopted rules or regulations relating to the independence of research activities and research analysts. Credit Suisse First Boston LLC, as a member of the NASD and the NYSE and by virtue of having affiliated broker-dealers registered with the SEC, is subject to such rules and regulations. The rules adopted by the NASD and NYSE apply to research communications involving equity securities and, among other things, prohibit research analysts from being supervised by investment banking personnel, prohibit tying research analyst compensation to investment banking services, prohibit buying and selling of company securities by research analysts during specified periods, and require certain disclosures in research reports and public appearances. On February 6, 2003, the SEC adopted Regulation Analyst Certification, or Regulation AC, which applies to research reports involving equity or debt securities. Regulation AC requires research analysts to make specific certification in connection with both research report issuances and public appearances.

In 2002, as part of changing practices in the investment banking industry and Credit Suisse First Boston's commitment to ensuring the independence of its research, Credit Suisse First Boston made a number of changes in its equity securities research activities, including realigning its research department, including equity research, to report to the Vice Chairman of Credit Suisse First Boston for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers. Further, pursuant to an agreement with various U.S. regulators regarding, among other things, research analyst independence, Credit Suisse First Boston has adopted internal structural and operational reforms to ensure research analyst independence. Refer to "The Bank– Legal Proceedings and Regulatory Examinations."

United Kingdom

The Financial Services Authority, or FSA, is the single statutory regulator of financial services activity in the UK. It takes its powers from the Financial Services and Markets Act 2000, or the FSMA. The FSA took on its powers with effect from December 1, 2001. The scope of activities covered includes banking and investment business. From late 2004, the FSA is due to be responsible for regulating mortgage lending and advice and general insurance advice in addition to its current scope. In undertaking its supervisory responsibilities, the FSA adopts a risk-based approach, covering all aspects of a firm's business, capital adequacy, systems and controls and management structures. Accordingly, the FSA sets requirements on capital and related systems and controls based on risk factors rather than by sector from which the firm comes. In addition to its supervisory responsibilities, the FSA continues to review and update the overall regulatory regime, taking account of market changes, as well as government and international initiatives and developments with an impact on risk perceptions and exposures within the financial services industry. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders in cases of breaches or likely breaches of rules, prosecute criminal offences under FSMA, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

The London branch of the Bank, or the London Branch, and its affiliated entities, including Credit Suisse First Boston International, are authorized under the FSMA with respect to their deposit taking banking business and are regulated by the FSA. Certain aspects of these entities' wholesale money markets activities are subject to regulation in the United Kingdom by the FSA. Wholesale money market activities, which fall outside the scope of the FSMA generally fall within the scope of a voluntary code of conduct called the Non-Investment Products Code, which is published by the Bank of England.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on deposit taking business. In deciding whether to grant authorization, the FSA must determine whether an applicant firm satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. Guidance on what constitutes fit and proper is set out in the FSA Handbook and includes consideration of its connection with any person, the nature of the regulated activity that it carries on or seeks to carry on and the need to ensure that its affairs are conducted soundly and prudently. The FSA may also take into account anything that could influence a firm's continuing ability to satisfy this condition, including the firm's position

within a group and information provided by overseas regulators about the firm. In connection with its authorization the FSA may impose conditions relating to the operation of the bank and the conduct of banking business. The FSA retains the power to waive or modify the application of or compliance with certain of the rules promulgated by the FSA under FSMA.

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or that it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank's risk profile, including details of any remedial action the FSA requires the bank to take. The FSA can, for example, increase the bank's capital ratios or revoke the bank's authorization, either of which would adversely affect our results of operation and financial condition.

The FSA requires Credit Suisse First Boston International to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The London Branch is also subject to Swiss Bank Law requirements in respect of capital adequacy and large exposures. The FSA generally requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due.

The banking businesses that are subject to oversight by the FSA are regulated in accordance with EU directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the EU countries in which we operate and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable U.S. law.

Our U.K. banking and broker-dealer businesses are also subject to the Proceeds of Crime Act 2002, or PCA, which consolidates, updates and strengthens existing UK legislation and brings in broad new powers. It transfers many confiscation powers to the Crown Court and establishes an Assets Recovery Agency, or ARA. The PCA also (i) imposes stricter penalties for money laundering offences by the introduction of a negligence-based criminal offence, which applies not only to financial institutions, but also to solicitors and other professionals who manage or deal with clients' money, (ii) introduces civil forfeiture in the High Court and (iii) empowers the Director of the ARA to tax the proceeds of criminal conduct. The new money laundering provisions, which make negligent conduct a criminal offence, are especially important to financial institutions and banks.

Our London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on investment business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. In connection with its authorization the FSA may impose conditions relating to the operation of the company and the conduct of investment business. The FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules.

The FSA is responsible for regulating most aspects of an investment firm's business, for example, its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, anti-money laundering systems and periodic reporting and settlement procedures.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN SWISS GAAP AND U.S. GAAP

Accounting principles applicable to Swiss banks are to a large extent shaped by Swiss law as embodied in the Swiss Federal Law on Banks and Savings Banks of 1934 as amended through October 3, 2003, the Implementing Ordinance on Banks and Savings Banks of 1972 as amended through November 12, 2003, and the Guidelines of the Swiss Federal Banking Commission (SFBC) concerning the Preparation of Financial Statements as amended through December 18, 2002. The consolidated financial statements are required to provide a true and fair view of the financial position, and of the results of operations and cash flows, of the Bank. Such principles, however, vary from those generally accepted in the United States in the following significant respects.

As previously announced, we converted to U.S. GAAP as the primary basis of accounting with effect from January 1, 2004. During the periods presented in this report, the Bank managed its business in accordance with Swiss GAAP.

Financial Statement Presentation

In general, in Switzerland the presentation of financial statements for banks is specifically prescribed in the Implementing Ordinance on Banks and Saving Banks and the related guidelines to the accounting rules as promulgated by the SFBC. Although the financial disclosure is detailed, it does not necessarily fully conform with U.S. GAAP for banks. In addition, minority interests, including preferred shares of subsidiaries, are included in shareholders' equity under Swiss GAAP, and net profit (loss) includes the minority interest share thereof. Under U.S. GAAP, minority interests comprise a separate category outside of shareholders' equity, and the minority interest in operating results is subtracted in arriving at net profit (loss).

Under U.S. GAAP, certain movements in shareholders' equity are recorded as "other comprehensive income" rather than reported directly through the income statement. Such movements include foreign currency translation adjustments, unrealized gains and losses on available for sale securities, minimum pension liability adjustments and unrealized gains and losses on cash flow hedges. Under U.S. GAAP, the components of comprehensive income are displayed as a primary financial statement.

Under Swiss GAAP, the statement of changes in shareholders' equity is shown as a note to the financial statements, whereas under U.S. GAAP it is a primary financial statement.

Under Swiss GAAP, disclosure of earnings per share, both basic and diluted, is normally provided as part of management commentary in the annual report, whereas under U.S. GAAP earnings per share is part of the financial statements.

Under Swiss GAAP, the parent company's financial statements are generally based on the same accounting and valuation principles used for the consolidated financial statements. However, unlike the consolidated financial statements, which give a "true and fair view" of the financial position and the results of operations, the parent company's financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. In addition, undisclosed reserves arise from recording excessive provisions and loan loss reserves or if provisions and other loan reserves, which are no longer necessary, are not written back to income. Further, the portfolio valuation method is applied to the participation position.

Valuation and Income Recognition Differences Between Swiss GAAP and U.S. GAAP

Debt and Equity Securities

Valuation

Under Swiss GAAP, trading securities are carried at fair value, unless fair value is not determinable, in which case they are carried at the lower of cost or market value (LOCOM). Under Swiss GAAP, the trading criteria must be fulfilled in order for a security to be classified as a trading security.

Under Swiss GAAP, debt and equity securities for the banking business that are held for sale and which do not constitute trading balances are carried at LOCOM. Unrealized losses are recorded through the income statement when market value is lower than cost. When market value increases, unrealized gains are recorded through the income statement only up to the initial cost value.

Debt securities held until final maturity are valued at amortized cost (accrual method). Premiums and discounts are deferred and accrued over the term of the instrument until final maturity. Realized gains or losses that are interest related and that arise from the early disposal or redemption of the instrument are deferred and accrued over the remaining term of that instrument. In addition, under Swiss GAAP, any impairment of held-to-maturity securities based on the creditworthiness of the issuer is charged to the income statement.

Under U.S. GAAP, debt and equity securities must be classified as either:

- trading, which are valued at fair value with changes in fair value recorded through earnings;
- held-to-maturity (debt securities only), which are carried at amortized cost; or
- available-for-sale, which are carried at fair value, with changes in fair value recorded in other comprehensive income, a separate component of shareholders' equity.

Under U.S. GAAP a decline in the market value of available-for-sale or held-to-maturity securities that is deemed to be other than temporary results in an impairment being charged to the income statement. This also establishes a new cost basis that is not adjusted for subsequent recoveries.

In addition, under U.S. GAAP, premiums and discounts are amortized to interest income using the effective yield method over the contractual life of the securities. Gains or losses on the sale of debt and equity securities are recognized into income at the time of sale on a specific identified cost basis.

Private equity

Under Swiss GAAP, private equity investments are carried at LOCOM.

Under U.S. GAAP, in accordance with specialized industry accounting principles, private equity investments held by subsidiaries that are considered investment companies that engage exclusively in venture capital and other related activities are carried at estimated fair value, with changes in fair value recorded through net profit.

Consolidation

Special purpose entities

Under Swiss GAAP, consolidation of an SPE is required if the Bank holds more than 50% of the voting rights of the entity or if it has the ability to exercise control of the SPE. Consolidation would also be required if the Bank has a legal or de facto obligation to support the entity or the SPE is dependent on the Bank for funding. Consolidation may be required by application of the principle of substance over form.

Under U.S. GAAP, additional criteria apply. In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which requires the consolidation of all variable interest entities (VIEs) for which the reporting entity is the "primary beneficiary," defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the Financial Accounting Standards Board (FASB) modified FIN 46, through the issuance of FIN 46R, to provide companies the option to defer the adoption of FIN 46 to periods ending after March 15, 2004 for certain VIEs.

Under U.S. GAAP, a sponsored SPE must be considered for consolidation unless it meets the criteria of a qualifying SPE as defined in Statement of Financial Accounting Standard, or SFAS, No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. If the SPE is not a qualifying SPE then the following factors must be considered to determine if the SPE has to be consolidated. The three criteria to be considered are whether: (1) independent third parties have made a substantive equity investment; (2) independent third parties control the SPE; and (3) independent third parties have the substantive risks and rewards of the assets of the

SPE throughout its term. These criteria are subjective and must be analyzed together with all relevant facts and circumstances to determine whether consolidation is required.

Determination of consolidated subsidiaries and equity method subsidiaries

Under Swiss GAAP, majority-owned subsidiaries that are not long-term investments or do not operate in the core business of the Bank may be accounted for as financial investments or using the equity method, respectively. U.S. GAAP has no such exception to consolidating majority-owned subsidiaries.

Under U.S. GAAP, the Bank will be required to account for investments under the equity method where it has the ability to exercise significant influence, which generally means investments in which the Bank would hold 20% to 50% of the voting rights.

Transfer of Financial Assets

When transferring financial assets, Swiss GAAP requires that the assets should be removed from the transferor's balance sheet and a gain or loss should be recognized when the following conditions are met:

- the securities are isolated from the transferor;
- the transferee obtains the right to pledge or exchange the transferred securities; and
- the transferor does not maintain effective control.

In addition, under Swiss GAAP, repurchase and reverse repurchase transactions held in the trading book, so-called matched book repo transactions, are recorded at fair value.

Under U.S. GAAP, the accounting for transfers of financial assets that are considered sales generally is based on the same conditions as under Swiss GAAP. However, satisfying the U.S. GAAP criteria is dependent on a "true sale" legal opinion, which is a more stringent threshold than under Swiss GAAP. The resulting adjustment for transfers not deemed as sales is that the transferred assets remain on the balance sheet and the transaction is treated as a secured borrowing.

Under U.S. GAAP, income from matched book repo transactions is recorded on an accrual basis.

Real Estate

Under Swiss GAAP, real estate held for own use, which has been designated as held for disposal, is carried at the lower of cost less accumulated depreciation or market value. Until a contract for sale is executed, depreciation continues on these properties.

Under U.S. GAAP, real estate that is classified as held for disposal and where the sale is probable within one year is carried at the lower of carrying amount or fair value less costs to sell. No depreciation is recorded on real estate held for disposal.

Under U.S. GAAP, real estate investments are impaired when the carrying amount exceeds both the fair value and the sum of undiscounted cash flows. An impairment results in a charge to the income statement and establishes a new cost basis, which is not adjusted for subsequent recoveries.

General Provisions

Under Swiss GAAP, valuation adjustments and reserves are permitted to be recorded when economically necessary or legally required. The criteria for establishing such provisions under U.S. GAAP are more stringent than under Swiss GAAP. Under U.S. GAAP, such provisions are generally only recorded when it is probable that a liability has been incurred and is reasonably estimable.

Other business risks and other provisions

Valuation adjustments and provisions for other business risks principally include provisions for miscellaneous operating receivables and technology risks and other provisions consist primarily of litigation reserves. Under Swiss GAAP, these reserves are permitted to be recorded when economically necessary or legally required.

Under U.S. GAAP, probable and estimable costs that can be identified with an event or set of events that have occurred prior to the balance sheet date are accrued.

Reserve for general banking risks

In accordance with Swiss banking regulations, reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes in the equity component must be recorded as an extraordinary item in the income statement or result from reclassification from valuation adjustments and provisions no longer required.

U.S. GAAP does not allow general unallocated provisions.

Business Combinations

Under Swiss GAAP, the Bank capitalizes goodwill and intangible assets and amortizes them over their estimated useful lives on a straight-line basis.

Under U.S. GAAP all business combinations effected after June 30, 2001 must be accounted for using the purchase method. The associated goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual impairment test and whenever events and circumstances occur that would more likely than not reduce the fair value below the carrying amount.

Further U.S. GAAP adjustments are the result of: (1) capitalization of goodwill for pre-1997 acquisitions net of accumulated depreciation; (2) differences in the valuation of net assets at the date of acquisition, including certain amounts which are expensed under U.S. GAAP but capitalized under Swiss GAAP and adjustments for items such as retention payments and certain restructuring charges and differences related to share option plans; and (3) differences in the carrying values of assets of discontinued operations and long-lived assets to be disposed of.

Share-based Compensation

Under Swiss GAAP, the fair value method of accounting is applied to share option plans. The fair value of options granted is expensed over the future service periods. The fair value of shares issued in consideration of services rendered during the reporting period is accrued in that period. For shares granted in respect of future services, the fair value at grant date is expensed over the future service periods.

In connection with its move to U.S. GAAP, effective January 1, 2003 the Bank has adopted, using the proscriptive method, the fair value recognition provisions of SFAS 123, "Accounting for Stock-based Compensation," as amended by SFAS 148 "Accounting for Stock-based compensation - Transition and Disclosure." Under the prospective method, SFAS 123 requires all share-based compensation awards, including share options, to be accounted for at fair value. The fair value of share options is based on a Black-Scholes valuation model, with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees." There are potential differences between Swiss and U.S. GAAP treatment resulting from the settlement of outstanding awards that were granted prior to the adoption of SFAS 123.

Pension Benefits

Most pension plans of the Bank are separate legal entities and employees have to pay contributions to a specific pension plan. The Bank also makes contributions to the pension plans.

Under Swiss and U.S. GAAP, pension expense and liabilities for defined benefit plans are valued based on specific actuarial assumptions such as future salary increases, expected return on plan assets, employee turnover, mortality, retirement age and administrative expenses of the pension plan. In calculating the current pension benefit obligation, estimated future pension benefits are discounted to the current period. The discount rate was established by examining the rates of return of both high-quality, long-term corporate bonds and long-term government bonds.

Taxation

Under Swiss GAAP for the years prior to 2002, generally no deferred tax asset was recognized for net operating loss carry-forwards. For those periods, deferred tax assets on net operating losses were recorded only in the event management's assessment that their realization in a future period was certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain.

Pursuant to the change in accounting policy during 2002, our Swiss GAAP accounting for deferred tax assets on net operating losses is the same as under U.S. GAAP, in that all deferred tax assets on net operating loss carryforwards are recognized, net of an allowance for the estimated unrealizable amount.

Loans

Loan fees and costs

Under Swiss GAAP, loan origination fee income is deferred but direct loan origination costs are normally expensed.

Under U.S. GAAP, certain qualifying direct loan origination costs must be deferred and amortized over the life of the loan using the effective interest method.

Loan impairment

Under Swiss GAAP, provisions for impaired loans are recorded based on either the fair value of the underlying collateral or, if the loans are not collateralized, the undiscounted future cash flows.

For certain non-collateral dependent impaired loans, U.S. GAAP requires measurement of impairment using the present value of future cash flows.

Leasing

For Swiss GAAP purposes, the Bank, as lessor, classifies lease contracts as financial leases and records a leasing receivable based on the leased asset's underlying value at lease inception. This balance is amortized over the life of the lease using the interest method.

For U.S. GAAP purposes, certain of these lease contracts are classified as operating leases. The underlying leased asset is recorded as a fixed asset and depreciated on a straight line basis over its useful life. This adjustment relates to the difference between the interest amortization of the lease receivable under Swiss GAAP and the straight-line depreciation of leased assets under U.S. GAAP.

Derivatives

Under Swiss GAAP, trading derivatives are recorded on the balance sheet at fair value. Realized and unrealized gains and losses from derivatives classified as trading are reported in Net trading income. Realized and unrealized gains and losses on derivatives classified as hedging instruments are recognized in income on the same basis as the underlying item being hedged with any difference in fair value recorded in Other Assets or Other Liabilities.

Under U.S. GAAP, depending on the designation of the hedging instrument as either a fair value hedge, cashflow hedge or hedge of a net investment in a foreign operation, changes in fair value of the derivative are either offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings (for fair value hedges) or are recognized in other comprehensive income (for cash flow hedges). U.S. GAAP does not permit the use of internal derivatives in hedging relationships unless the risk is perfectly offset to a third party. U.S. GAAP also does not permit macro-hedging.

Unlike U.S. GAAP, Swiss GAAP permits the use of internal derivatives in hedging relationships without requiring that a corresponding trade be executed externally. Macro-hedging is permitted under Swiss GAAP.

Own Share and Own Bonds

Own shares

CSFB is entirely owned by CSG and CSFB does not hold any own shares. Consequently, there are no Swiss to U.S. GAAP differences regarding own shares.

Own bonds

Under Swiss GAAP, the Bank's own bonds classified in the securities trading portfolio are recorded at fair value with changes in fair value recorded in net profit. Interest reported on own bonds is reported as interest income.

Under U.S. GAAP, the purchase of own bonds is treated as an extinguishment of debt. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term.

Foreign Currency

Accounting for foreign currency is similar under Swiss GAAP and U.S. GAAP. Specifically, a bank entity must choose and document a functional currency in which its financial statements will be prepared. Individual transactions denominated in currencies other than the functional currency are considered foreign currency transactions and result in gains and/or losses recognized in earnings. Foreign currency gains and losses related to trading activity are included in trading income. Foreign currency translation adjustments resulting from consolidation of financial statements with functional currencies different than the Bank's reporting currency are recorded in equity.

For Swiss GAAP, the determination of the functional currency is generally the same as under U.S. GAAP. Under Swiss GAAP, the local currency is normally assumed to be the functional currency. U.S. GAAP has stricter guidelines and the determination of the functional currency is based on evaluation of the primary economic environment in which the entity operates using specific salient economic indicators. This difference results in certain Bank operations having different functional currencies for U.S. GAAP than for Swiss GAAP and, consequently, different amounts of foreign currency gains and losses reported in the Bank's consolidated net profit.

Capitalization of Software

Under Swiss GAAP, certain costs related to the acquisition and development of internal use computer software have been expensed as incurred. This treatment is in line with the treatment under U.S. GAAP since January 1, 2002.

ANNEX I

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2003

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2003

This Annual Report presents information on Credit Suisse First Boston, a wholly owned subsidiary of Credit Suisse Group. For comparisons and commentary on results of business operations, reference should also be made to the Credit Suisse Group Annual Report.

Contents

FINANCIAL HIGHLIGHTS
Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31, 2003 **CONSOLIDATED INCOME STATEMENT**	**2003** **CHF m**	2002 CHF m
Net operating income	**14'048**	16'539
Personnel expenses	**-8'256**	-11'471
Other operating expenses	**-2'491**	-3'470
Gross operating profit	**3'301**	1'598
Depreciation and write-downs on non-current assets	**-1'809**	-2'224
Valuation adjustments, provisions and losses	**-399**	-3'691
Consolidated profit/loss before extraordinary items and taxes	**1'093**	-4'317
Net extraordinary items, net of related taxes	**161**	-392
Cumulative effect of change in accounting principle	**321**	254
Taxes on profit/loss before extraordinary items	**-261**	1'023
Consolidated net profit/loss (including minority interests)	**1'314**	-3'432
of which minority interests	***165***	*96*
Consolidated net profit/loss (excluding minority interests)	**1'149**	-3'528

As of December 31,2003 **CONSOLIDATED BALANCE SHEET**	**2003** **CHF m**	2002 CHF m
Total assets	**607'283**	620'595
Due from banks[1]	**53'954**	47'098
Due from customers[1]	**52'642**	64'883
Due to banks[2]	**188'599**	176'978
Due to customers[2]	**50'956**	62'802
Shareholder's equity[3,4]	**19'360**	19'789
of which minority interests[3]	***8'148***	*8'887*

KEY RATIOS	**2003** **%**	2002 %
Cost/income[5]	**76.5**	90.3
Tax rate on profit/loss before extraordinary items[6]	**23.9**	23.7
Return on equity[7]	**4.2**	-13.7
BIS tier 1 ratio[4]	**13.6**	10.3
BIS total capital ratio	**23.6**	19.3
Equity/assets	**3.2**	3.2
Equity/assets net of securities borrowing and reverse repurchase agreements	**4.8**	4.9

As of December 31, 2003 **STAFF NUMBERS**	**2003**	2002[8]
Americas	**9'249**	12'160
Europe	**6'942**	8'398
of which Switzerland	***960***	*1'559*
Asia/Pacific	**2'397**	3'104
Total	**18'588**	**23'662**

	Short-term debt	Long-term debt		
As of December 31, 2003 **CREDIT SUISSE FIRST BOSTON RATINGS**		Senior	Senior Subordinated	Junior Subordinated
Moody's, New York	P-1	Aa3	A1	A1
Standard & Poor's, New York	A-1	A+	A	A-
Fitch IBCA Ltd, New York	F-1+	AA-	A+	A+

[1] Net of securities lending and reverse repurchase agreements.
[2] Net of securities borrowing and repurchase agreements.
[3] Minority interests include (a) CHF 155 million (2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group ('CSG'), (c) CHF 1'267 million (2002: CHF 1'425 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in subsidiaries of Credit Suisse First Boston ('the Bank') and (d) CHF 5'159 million (2002: CHF 5'804 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank.
In total, CSG's holding in the minority interest of the Bank amounted to CHF 7'917 million (2002: CHF 8'681 million).
[4] Core capital includes CHF 870 million (2002: CHF 849 million) of innovative Tier 1 instruments.
[5] Operating expenses as a percentage of net operating income.
[6] Ordinary taxes as a percentage of consolidated net profit / loss before extraordinary items and taxes.
[7] Consolidated net profit after ordinary taxes, but before extraordinary items, compared to quarterly average equity.
[8] Adjusted

For the year ended December 31, 2003 **CONSOLIDATED INCOME STATEMENT**	BU [1] CSFB CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total** **LE CSFB[4]** **CHF m**
Results from interest business				
Interest and discount income	8'497	-	1	**8'498**
Interest and dividend income from trading portfolio	9'632	-	112	**9'744**
Interest and dividend income from financial investments	273	-	-43	**230**
Interest expense	-13'994	-42	-76	**-14'112**
Net interest income	**4'408**	**-42**	**-6**	**4'360**
Results from commission and service fee activities				
Commission income from lending activities	769	-	1	**770**
Commission from securities and investment transactions	7'301	-	-156	**7'145**
Commission from other services	442	-	115	**557**
Commission expense	-903	-	168	**-735**
Net commission and service fee income	**7'609**	**-**	**128**	**7'737**
Net trading income	**2'156**	**-**	**-450**	**1'706**
Other ordinary income				
Income from the sale of financial investments	434	8	-127	**315**
Income from participations	28	-	8	**36**
of which from participations accounted for using the equity method	*21*	*-*	*-*	***21***
of which from other non-consolidated participations	*7*	*-*	*8*	***15***
Real estate income/losses	22	11	1	**34**
Sundry ordinary income	319	-	-25	**294**
Sundry ordinary expenses	-419	-	-15	**-434**
Net other ordinary income	**384**	**19**	**-158**	**245**
Net operating income	**14'557**	**-23**	**-486**	**14'048**
Operating expenses				
Personnel expenses	-7'534	-	-722	**-8'256**
Other operating expenses	-3'434	133	810	**-2'491**
Total operating expenses	**-10'968**	**133**	**88**	**-10'747**
Gross operating profit	**3'589**	**110**	**-398**	**3'301**
Depreciation and write-downs on non-current assets	-551	-88	-1'170	**-1'809**
Valuation adjustments, provisions and losses	-398	-3	2	**-399**
Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**2'640**	**19**	**-1'566**	**1'093**
Extraordinary items, net of related taxes	121	-11	51	**161**
Cumulative effect of change in accounting principle	-	-	321	**321**
Taxes on profit/loss before extraordinary items	-573	6	306	**-261**
Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests	**2'188**	**14**	**-888**	**1'314**
Retention amortization	-213	-	213	-
Acquisition interest	-267	-	267	-
Amortisation of acquired intangible assets and goodwill	-1'090	-	1'090	-
Cumulative effect of change in accounting principle	318	-	-318	-
Tax impact	238	-	-238	-
Profit including minority interests	**1'174**	**14**	**126**	**1'314**
Minority interests	-	-	*165*	***165***
Profit excluding minority interests	**1'174**	**14**	**-39**	**1'149**

[1] The BU information and adjustments presented above are unaudited.

[2] Real Estate primarily consists of properties owned by the Bank, the majority of which are used by the Credit Suisse Financial Services business unit and other entities within Credit Suisse Group.

[3] The business unit income statement differs from the presentation of the Bank's consolidated results in that certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill are reported separately in the income statement, and certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interest, have been reclassified.

[4] The total column has been extracted from the attached audited financial statements.

As of December 31, 2003 **ASSETS**	BU [1] CSFB CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total** **LE CSFB[4]** **CHF m**
Cash	510	-	-	**510**
Money market papers	10'469	-	-	**10'469**
Due from banks	196'783	24	343	**197'150**
of which securities borrowing and reverse repurchase agreements	*143'196*	-	-	***143'196***
Due from other units within LE CSFB	1'268	-	-1'268	**-**
Due from customers	114'354	6	534	**114'894**
of which securities borrowing and reverse repurchase agreements	*62'252*	-	-	***62'252***
Mortgages	12'234	-	-	**12'234**
Securities and precious metals trading portfolio	186'334	-	-2	**186'332**
Financial investments	10'378	19	-457	**9'940**
Non-consolidated participations	347	-	-11	**336**
Tangible fixed assets	1'550	2'163	-	**3'713**
Intangible assets	9'655	-	-	**9'655**
Accrued income and prepaid expenses	3'436	1	43	**3'480**
Other assets	58'582	3	-15	**58'570**
of which replacement value of derivatives	*52'139*	-	*13*	***52'152***
TOTAL ASSETS	**605'900**	**2'216**	**-833**	**607'283**

LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities in respect of money market papers	33'379	-	-	**33'379**
Due to banks	293'389	10	55	**293'454**
of which securities lending and repurchase agreements	*104'855*	-	-	***104'855***
Due to other units within LE CSFB	-	1'268	-1'268	**-**
Due to customers, savings and investment deposits	2'604	-	-	**2'604**
Due to customers, other deposits	119'896	20	279	**120'195**
of which securities lending and repurchase agreements	*71'843*	-	-	***71'843***
Bonds and mortgage-backed bonds	62'584	638	-	**63'222**
Accrued expenses and deferred income	14'196	44	107	**14'347**
Other liabilities	58'972	1	-168	**58'805**
of which replacement value of derivatives	*55'458*	-	-	***55'458***
Valuation adjustments and provisions	1'853	57	7	**1'917**
Total liabilities	**586'873**	**2'038**	**-988**	**587'923**
Share capital	4'400	-	-	**4'400**
Capital reserves	13'443	-	-	**13'443**
Retained earnings	-7'973	163	30	**-7'780**
Minority interests in shareholder's equity	7'983	-	-	**7'983**
Consolidated net profit	1'174	15	125	**1'314**
of which minority interests	-	-	*165*	***165***
Total shareholder's equity	**19'027**	**178**	**155**	**19'360**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**605'900**	**2'216**	**-833**	**607'283**

[1] The BU information and adjustments presented above are unaudited.
[2] Real Estate primarily consists of properties owned by the Bank, the majority of which are used by the Credit Suisse Financial Services business unit and other entities within Credit Suisse Group.
[3] Adjustments represent consolidating entries and balances relating to operations which are managed by the CSFB BU but are not legally owned by CSFB legal entity, and vice versa.
[4] *The total column has been extracted from the attached audited financial statements.*

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Credit Suisse First Boston (the 'Bank') is a leading global investment bank, with total consolidated assets of approximately CHF 607 billion and total consolidated shareholder's equity of approximately CHF 19 billion, in each case as at December 31, 2003. The Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was founded in 1856 and has its registered head office in Zurich, with additional executive offices and principal branches located in London, New York, Singapore and Tokyo. The Bank employed approximately 18'600 people at December 31, 2003.

Credit Suisse Group ('CSG'), which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, providing a comprehensive range of banking and insurance products and active in all major financial centers. The operations of Credit Suisse Group are structured into two business units, the Credit Suisse Financial Services business unit and the Credit Suisse First Boston business unit. The Bank consists principally of the Credit Suisse First Boston business unit ('CSFB').

CSFB includes the operations of the Institutional Securities and CSFB Financial Services segments. The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is operated and managed through three principal operating divisions:

- the Fixed Income division, which trades fixed income financial instruments and offers derivatives and risk management products;
- the Equity division, which trades equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and
- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an investment advisor for private equity funds.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment consists of:

- The institutional asset management business, which operates under the main brand name Credit Suisse Asset Management, offering a wide array of products, including fixed income, equity, balanced, money-market, indexed and alternative investment products; and
- Private Client Services, a financial advisory business serving high-net-worth individuals and corporate investors with a wide range of CSFB and third-party investment management products and services.

Effective January 1, 2004, CSFB's operations were reorganized to transfer the private equity and private fund groups in the Investment Banking division to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. The operations of the Institutional Securities segment now includes debt and equity underwriting and financial advisory services and the equity and fixed income trading businesses.

In 2003, the Bank continued to focus on core businesses and reduce costs. In May 2003, the Bank sold its clearing and execution platform, Pershing, which was part of the CSFB Financial Services segment, to The Bank of New York Company, Inc. In June 2003, the Bank acquired Volaris Advisors, a New York-based equity-options strategies firm that provides yield-enhancement and volatility management services, to enhance the services of the Private Client Services business. In September 2003, the Bank completed the transfer of its Zurich-based securities and treasury execution platform to Credit Suisse Financial Services. In November 2003 the Bank sold its 50% interest in a Japanese online broker. Also in November 2003, the Bank acquired a majority interest in a joint venture that originates and services commercial mortgage loans and holds licences in the United States under Fannie Mae, Freddie Mac and Department of Housing and Urban Development programs. The Bank completed the sales of its local brokerage business in Poland and a 90% stake in its South African local equity brokerage operations in 2003. The Bank also continued to reduce significantly the portfolio of real estate and related loans and distressed assets that are part of non-continuing businesses.

This Annual Report provides only limited commentary relating to the business activities of the Bank. More detailed commentary is provided in the Annual Report of Credit Suisse Group. For analytical convenience, unaudited consolidated schedules are presented on pages 2 and 3 reconciling the 2003 results and financial position of CSFB to those of the Bank.

Businesses of the Bank

Institutional securities operations are conducted through the Bank, its branches and its subsidiaries, including: Credit Suisse First Boston International; Credit Suisse First Boston (USA), Inc.; Credit Suisse First Boston (International) Holding AG and its European and Pacific subsidiaries, including Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Securities (Japan) Limited; Banco de Investimentos Credit Suisse First Boston SA, a leading investment bank in Brazil; Credit Suisse First Boston Australia Equities Limited and other entities around the world, many of which are regulated by local regulatory authorities.

Asset management operations are conducted through the Bank and its dedicated asset management and mutual fund subsidiaries worldwide. Additionally, the Bank owns real estate both directly and indirectly. The Credit Suisse Financial Services business unit and other entities within Credit Suisse Group use the majority of these properties.

Outsourcing of services

Where the outsourcing of services through agreements with service providers outside Credit Suisse First Boston is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 "Outsourcing", those agreements comply with all regulatory requirements on aspects, such as business and banking secrecy, data protection and customer information. For Credit Suisse First Boston, significant outsourcing relationships exist with Credit Suisse in the areas of information technology, telecommunications, corporate services and operations.

In addition, certain external outsourcing arrangements outside of Switzerland in the areas of operations and corporate services are significant under the terms of the circular to the particular entities concerned, however none are considered significant to the global operations of the overall business.

Board of Directors

Walter B. Kielholz, Chairman [1]
Peter Brabeck-Letmathe, Vice-Chairman [1,2]
Hans-Ulrich Doerig, Vice-Chairman [1,4,5]
Thomas W. Bechtler [2,4]
Thomas D. Bell [3]
Robert H. Benmosche [2]
Marc-Henri Chaudet [3]
Aziz R. D. Syriani [1,3]
Ernst Tanner [4]
Daniel L. Vasella [6]
Peter F. Weibel [7]

Statutory and Bank Law Auditors and Group Auditors for the 2003 financial year

KPMG Klynveld Peat Marwick Goerdeler SA, Zurich

BDO Sofirom, Zurich (Special Auditor)

Internal Audit

Heinz Leibundgut [8]
Urs P. Hänni [9]

[1] Member of the Chairman's and Governance Committee, chaired by Walter B. Kielholz
[2] Member of the Compensation Committee, chaired by Peter Brabeck-Letmathe
[3] Member of the Audit Committee, chaired by Aziz R.D. Syriani
[4] Member of the Risk Committee, chaired by Hans-Ulrich Doerig
[5] from April 25, 2003
[6] until April 25, 2003
[7] from July 3, 2003
[8] from July 1, 2003
[9] until June 30, 2003

John J. Mack	Chairman of the Operating Committee and Chief Executive Officer
Paul Calello	Chairman and Chief Executive Officer of the Asia Pacific Region
Christopher Carter	Chairman of the European Region
Michael W. Clark [1]	Co-Head of the Equity Division
Brady W. Dougan	Co-President, Institutional Securities
John A. Ehinger [2]	Co-Head of the Equity Division
Brian D. Finn	Co-President, Institutional Securities
Bennett J. Goodman [3]	Head of Alternative Capital Division
James P. Healy [4]	Co-Head of the Fixed Income Division
Michael E. Kenneally [5]	Global Chief Executive Officer Credit Suisse Asset Management
James E. Kreitman [4]	Co-Head of the Equity Division
Gary G. Lynch	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments
Eileen K. Murray	Head of Global Technology and Operations and Product Control
Thomas R. Nides	Chief Administrative Officer
Adebayo O. Ogunlesi	Global Head of Investment Banking
Joanne Pace [6]	Global Head of Human Resources
Jeffrey M. Peek [7]	Vice Chairman and Head of the Financial Services Division
Hector W. Sants [8]	Vice Chairman and Chief Executive Officer European, Middle East and African Regions
Richard E. Thornburgh [9]	Member of the Executive Board and Chief Risk Officer of Credit Suisse Group
Stephen R. Volk	Chairman
Jerome C. Wood [4]	Co-Head of the Fixed Income Division
Barbara A. Yastine	Chief Financial Officer

1 from February 21, 2003 to October 21, 2003, currently Global Head of Proprietary Trading and not a Member of the Operating Committee
2 from October 21, 2003
3 from March 22, 2004. Previously Chairman of Merchant Banking and Leveraged Finance
4 from February 21, 2003
5 from July 23, 2003
6 from January 27, 2004
7 until July 23, 2003
8 until March 15, 2004. Remains Vice Chairman and Chief Executive Officer European, Middle East and Africa Regions but not a member of the Operating Committee
9 ex-officio Member of the Operating Committee

The Bank recorded a net profit including minority interests of CHF 1'314 million for the year ended December 31, 2003, compared to a net loss of CHF 3'432 million for the year ended December 31, 2002. This return to profitability, despite reduced volumes and activity in several core markets, principally reflects improved operating margins resulting mainly from continued cost reductions and lower credit-related allowances and other charges.

During 2003 the Bank applied mandatory changes in Swiss GAAP, most significantly for the accounting for derivatives. In line with US GAAP the changes in accounting related to derivatives imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions. The majority of the Bank's derivative transactions are entered into for trading purposes and are therefore not affected by these changes in Swiss GAAP. However the Bank also uses derivatives to hedge risks associated with certain lending and funding activities. Certain of these hedges no longer qualify for hedge accounting under Swiss GAAP. As a result, changes in fair value are reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes reduced 2003 net profit by CHF 82 million, comprising post-tax losses of CHF 271 million relating to 2003 and post-tax gains of CHF 189 million in respect of prior periods. These amounts were recorded as follows: operating income was reduced by CHF 199 million, valuation adjustments, provisions and losses increased by CHF 197 million, cumulative positive effect of change in accounting principle related to prior periods CHF 321 million and taxes increased by CHF 7 million.

Operating income decreased compared to 2002, down CHF 2.5 billion (15%) to CHF 14.0 billion, primarily as a result of the sale of Pershing, declines in the Institutional Securities business and the impact of Swiss GAAP changes.

Net interest income decreased CHF 0.5 billion (10%) compared to 2002. This decrease was primarily due to the sale of Pershing, declines in the Institutional Securities business and the negative impact from the weakening of the US Dollar against the Swiss Franc between the two years.

Net commission and service fee income decreased CHF 3.2 billion (29%) compared to 2002. This is attributable to the sale of Pershing, the weaker US Dollar, declines in equity new issuance and merger and acquisition fees and lower commissions from the US cash trading business, reflecting a decline in volume and general margin compression and weaker operating income from Credit Suisse Asset Management and Private Client Services.

Trading income increased CHF 0.3 billion (23%) compared to 2002. This is primarily as a result of a positive performance in the legacy portfolio in 2003 versus losses resulting from write-downs in 2002, partly offset by the impact on 2003 of Swiss GAAP changes.

Operating expenses decreased CHF 4.2 billion (28%) compared to 2002, of which CHF 3.2 billion related to personnel expenses and CHF 1.0 billion to other operating expenses. These decreases were principally a result of the continued attention to headcount, compensation and discretionary other operating expenses, including professional fees, technology and occupancy, and the sale of Pershing.

In addition, share options expensed in 2002 were not repeated in 2003. Following the introduction of a three-year vesting period for stock awards - in line with its long-term service and retention strategy and industry practice - the Bank increased the amount of compensation deferred in the form of shares and replaced performance-based plans and option awards with share awards. In 2003, CHF 1'179 million of compensation in the form of shares was deferred to future periods, compared to CHF 908 million in value awarded in 2002 that was deferred or otherwise not expensed.

Depreciation and write-downs on non-current assets decreased by CHF 0.4 billion (19%) compared to 2002. The impact of the sale of Pershing was partly offset by a CHF 270 million pre-tax impairment of acquired intangible assets related to CSFB Financial Services' high-net-worth asset management business.

Valuation adjustments, provisions and losses decreased by CHF 3.3 billion (89%) compared to 2002 due to a significantly more favorable credit environment, the release of valuation allowances and lower provisions related to impaired and non-impaired loans, the legacy real estate portfolio in 2003 and significantly lower legal provisions than 2002.

2003 results included extraordinary income of CHF 134 million, or CHF 96 million net of tax, from the sale of a 50% interest in a Japanese online broker.

While no exceptional items were recorded by the Bank in 2003, the results for 2002 included exceptional items of CHF 1'269 million, net of tax, consisting of an after-tax loss of CHF 390 million related to the sale of Pershing, an after-tax charge of CHF 193 million related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, an after-tax provision of CHF 456 million for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation, and an after-tax charge of CHF 230 million related to a cost reduction program.

The tax charge on profit before extraordinary items was CHF 261 million, or 23.9% of consolidated profit before extraordinary items and taxes. This is in line with the 2002 tax credit of CHF 1'023 million, which represented 23.7% of the 2002 loss before extraordinary items and taxes.

The Bank's return on equity, based on consolidated net profit/loss after ordinary taxes but before extraordinary items, compared to average equity, was 4.2% during 2003 compared to -13.7% for 2002. The return on equity before amortization of goodwill and acquired intangible fixed assets was 8.1% during 2003 compared to -9.5% for 2002.

Total assets decreased 2% to CHF 607.3 billion at December 31, 2003 compared to CHF 620.6 billion at December 31, 2002. The impacts from the sale of Pershing, the transfer of the Zurich-based securities and treasury execution platform to Credit Suisse Financial Services and the weakening of the US Dollar against the Swiss Franc were mostly offset by operational increases. The core capital (BIS Tier 1) ratio increased to 13.6% at December 31, 2003 compared to 10.3% at December 31, 2002 and the total capital ratio was up from 19.3% to 23.6%. The increases are attributable to earnings generation during 2003 as well as a reduction of risk-weighted assets and goodwill.

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2003 CHF m	2002 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	36	**8'498**	12'530	-4'032	-32
Interest and dividend income from trading portfolio	36	**9'744**	9'912	-168	-2
Interest and dividend income from financial investments	36	**230**	215	15	7
Interest expense	36	**-14'112**	-17'793	3'681	-21
Net interest income	36, 38	**4'360**	**4'864**	**-504**	**-10**
Results from commission and service fee activities					
Commission income from lending activities	36	**770**	773	-3	-
Commissions from securities and investment transactions	36	**7'145**	9'742	-2'597	-27
Commissions from other services	36	**557**	1'152	-595	-52
Commission expense	36	**-735**	-738	3	-
Net commission and service fee income	36, 38	**7'737**	**10'929**	**-3'192**	**-29**
Net trading income	36, 38	**1'706**	**1'387**	**319**	**23**
Other ordinary income					
Income from the sale of financial investments		**315**	242	73	30
Income from participations		**36**	105	-69	-66
of which from participations accounted for using the equity method		***21***	*84*	*-63*	*-75*
of which from other non-consolidated participations		***15***	*21*	*-6*	*-29*
Real estate income		**34**	44	-10	-23
Sundry ordinary income		**294**	337	-43	-13
Sundry ordinary expenses		**-434**	-1'369	935	-68
Net other ordinary income	38	**245**	**-641**	**886**	**-138**
Net operating income		**14'048**	**16'539**	**-2'491**	**-15**
Operating expenses					
Personnel expenses	37, 38	**-8'256**	-11'471	3'215	-28
Other operating expenses	37, 38	**-2'491**	-3'470	979	-28
Total operating expenses		**-10'747**	**-14'941**	**4'194**	**-28**
Gross operating profit		**3'301**	**1'598**	**1'703**	**107**
CONSOLIDATED PROFIT/LOSS					
Gross operating profit		**3'301**	1'598	1'703	107
Depreciation and write-downs on non-current assets	37, 43	**-1'809**	-2'224	415	-19
Valuation adjustments, provisions and losses	37, 46	**-399**	-3'691	3'292	-89
Consolidated profit/loss before extraordinary items and taxes		**1'093**	**-4'317**	**5'410**	**-125**
Extraordinary income	38	**251**	26	225	865
Extraordinary expenses	38	**-43**	-163	120	-74
Cumulative effect of change in accounting principle		**321**	254	67	26
Taxes on net extraordinary items		**-47**	-255	208	-82
Taxes on profit/loss before extraordinary items		**-261**	1'023	-1'284	-126
Consolidated net profit/loss (including minority interests)		**1'314**	**-3'432**	**4'746**	**-138**
of which minority interests		***165***	*96*	*69*	*72*
Consolidated net profit/loss (excluding minority interests)		**1'149**	**-3'528**	**4'677**	**-133**

ASSETS	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change %
Cash	14, 48	**510**	504	6	1
Money market papers	39, 48	**10'469**	18'996	-8'527	- 45
Due from banks	39, 48	**197'150**	205'642	-8'492	- 4
of which securities borrowing and reverse repurchase agreements		***143'196***	*158'544*	*-15'348*	*- 10*
Due from customers	39, 40, 48	**114'894**	122'518	-7'624	- 6
of which securities borrowing and reverse repurchase agreements		***62'252***	*57'635*	*4'617*	*8*
Mortgages	39, 40, 48	**12'234**	14'825	-2'591	- 17
Securities and precious metals trading portfolio	41, 48	**186'332**	164'595	21'737	13
Financial investments	42, 48	**9'940**	8'329	1'611	19
Non-consolidated participations	34, 42, 43, 48	**336**	696	-360	- 52
Tangible fixed assets	43, 48	**3'713**	4'425	-712	- 16
Intangible assets	43, 48	**9'655**	13'826	-4'171	- 30
Accrued income and prepaid expenses		**3'480**	4'455	-975	-22
Other assets	48, 51	**58'570**	61'784	-3'214	- 5
of which replacement value of derivatives	54	***52'152***	*54'305*	*-2'153*	*- 4*
TOTAL ASSETS	48, 49, 50	**607'283**	**620'595**	**-13'312**	**- 2**
Total subordinated claims	52	***1'488***	*1'662* [1]	*-174*	*- 10*
Total due from non-consolidated participations and qualified shareholders		***545***	*844*	*-299*	*- 35*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	48	**33'379**	29'501	3'878	13
Due to banks	48	**293'454**	300'148	-6'694	- 2
of which securities lending and repurchase agreements		***104'855***	*123'170*	*-18'315*	*- 15*
Due to customers, savings and investment deposits	48	**2'604**	1'552	1'052	68
Due to customers, other deposits	48	**120'195**	128'401	-8'206	- 6
of which securities lending and repurchase agreements		***71'843***	*67'151*	*4'692*	*7*
Bonds and mortgage-backed bonds	45, 48	**63'222**	64'731	-1'509	- 2
Accrued expenses and deferred income	48	**14'347**	14'256	91	1
Other liabilities	48, 51	**58'805**	58'260	545	1
of which replacement value of derivatives	54	***55'458***	*55'412*	*46*	*0*
Valuation adjustments and provisions	46, 48	**1'917**	3'957	-2'040	- 52
Total liabilities		**587'923**	**600'806**	**-12'883**	**- 2**
Share capital		**4'400**	4'400	-	-
Capital reserves		**13'443**	13'443	-	-
Retained earnings		**-7'780**	-3'413	-4'367	128
Minority interests in shareholder's equity[2]		**7'983**	8'791	-808	-9
Consolidated net profit/loss		**1'314**	-3'432	4'746	- 138
of which minority interests		***165***	*96*	*69*	*72*
Total shareholder's equity [2,3]	47	**19'360**	**19'789**	**-429**	**- 2**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	48, 50	**607'283**	**620'595**	**-13'312**	**- 2**
Total subordinated liabilities	52	***12'067***	*13'757* [1]	*-1'690*	*- 12*
Total due to non-consolidated participations and qualified shareholders		***2'194***	*2'614*	*-420*	*- 16*

[1] Reflects reclassification to conform to the current presentation.

[2] Minority interests include (a) CHF 155 million (2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'267 million (2002: CHF 1'425 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'159 million (2002: CHF 5'804 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 7'917 million (2002: CHF 8'681 million).

[3] Core capital includes CHF 870 million (2002: CHF 849 million) of innovative Tier 1 instruments.

CONSOLIDATED OFF BALANCE SHEET	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change %
Contingent liabilities	39, 53	**33'468**	33'140	328	1
Irrevocable commitments	39, 53	**81'089**	89'501 [1]	-8'412	-9
Confirmed credits	39, 53	**-**	32	-32	-100
Derivative financial instruments					
- gross positive replacement value	53, 54	**222'632**	237'311 [1]	-14'679	-6
- gross negative replacement value	54	**225'938**	238'418 [1]	-12'480	-5
- contract volume	54	**13'445'349**	12'589'209	856'140	7
Fiduciary transactions	53	**489**	8'320	-7'831	-94

[1] *Reflects reclassification to conform to the current presentation.*

	2003			2002		
	Source CHF m	**Use CHF m**	**Net in/outflow CHF m**	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**5'027**			**-636**
Consolidated net profit/loss (including minority interests)	**1'314**				3'432	
Valuations adjustments, provisions and losses	**399**			3'691		
Depreciation and write-downs on non-current assets	**1'809**			2'224		
Extraordinary income/expenses		**208**		137		
Provisions for taxes and deferred taxes	**847**				279	
Accrued income and prepaid expenses	**975**			5'007		
Accrued expenses and deferred income	**91**				7'613	
Income from and investments in participations accounted for using the equity method of consolidation		**32**			171	
Dividend payments		**168**			200	
Cash flows from capital transactions			**-1'574**			**-3'321**
Minority interests		**34**		112		
Foreign currency translation differences		**1'540**			3'433	
Fixed assets transactions			**3'466**			**2'982**
Non-consolidated participations	**259**	**12**		166	12	
Intangible assets	**2'109**	**240**		464	604	
Real estate	**38**	**31**		113	91	
Other fixed assets	**352**	**320**		228	428	
Foreign currency translation differences	**1'311**			3'166		
Mortgages on own real estate					20	
Total cash flows from operations, capital transactions and fixed assets			**6'919**			**-975**
Interbank business			**14'280**			**-40'122**
Due to banks		**5'694**			50'886	
Due from banks	**8'569**			1'915		
Money market papers	**8'527**			7'563		
Liabilities in respect of money market papers	**3'878**			1'286		
Customer business			**5'240**			**4'747**
Due to customers, savings and investment deposits	**1'052**				408	
Due to customers, other deposits		**8'206**			2'106	
Mortgages	**2'909**			1'731		
Due from customers	**9'485**			5'530		
Capital market business			**-1'509**			**602**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices		**1'509**		602		
Other balance sheet items			**-24'924**			**34'658**
Financial investments		**1'384**		1'065		
Other assets	**2'676**				3'008	
Other liabilities		**894**			90	
Valuation adjustments and provisions		**3'585**			3'773	
Securities and precious metals trading portfolio		**21'737**		40'464		
Total cash flows from banking business			**-6'913**			**-115**
Liquidity			**6**			**-1'090**
Cash	**6**				1'090	

1. GOAL AND DEFINITION OF RISK MANAGEMENT

The Bank pursues a comprehensive approach to risk management. The primary objectives of the risk management strategy are to preserve the Bank's capital base, to optimise the allocation of capital, to foster a proactive risk culture and to protect the reputation of the Bank. Significant personnel and technological resources are used to support experienced decision makers and to ensure that the Bank remains a leader in risk management. CSFB is exposed to many types of risks and many businesses present more than one risk.

The market and credit risks of the Bank reside primarily in the Institutional Securities business, so the following risk management processes focus on that area. Major risks are described in more detail below.

Risk Management Organization

The risk management function of CSFB comprises the following groups:

- Strategic Risk Management ('SRM') - responsible for assessing the overall risk profile of CSFB on a global basis and for recommending corrective action where appropriate. SRM acts as the independent 'risk conscience' of CSFB in respect of all risks which could have a material economic impact.
- Credit Risk Management ('CRM') - responsible for the credit analysis of counterparties and issuers, the setting and approval of credit limits, the approval of transactions, the assessment and management of impaired assets and the establishment of CSFB's policies and strategy on counterparty and country credit risk.
- Risk Measurement and Management ('RMM') - responsible for the measurement and reporting of all credit risk and market risk data and the coordination of Operational Risk Management for CSFB. RMM reports to SRM.

These functions are independent of the Front Office and report to the Chief Financial Officer of CSFB.

In addition, the CSFB Financial Services segment has groups devoted to risks inherent in its specific activities including Portfolio Analytics, which assesses portfolio positioning versus client benchmarks and internal strategies, and Operational Risk, which is responsible for various control disciplines including Information Security oversight.

2. MARKET RISK

Market risk can be described as the potential change in the value of a trading portfolio resulting from the movement of market rates, prices and volatilities. A typical transaction or position may be exposed to a number of different market risks. Market risk is focused primarily within the Institutional Securities business.

CSFB devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. The RMM department consolidates exposures arising from all trading portfolios and geographic centers and calculates and reports CSFB's global aggregate risk exposure on a daily basis. To achieve this RMM uses a number of complementary risk measurement techniques, including:

- Value at Risk ('VAR') is a statistical estimate of the potential loss arising from a portfolio to a predetermined level of confidence and holding period, using market movements determined from historical data.
- Scenario analysis estimates the potential immediate loss from significant changes in market parameters. These changes are modeled on past extreme events and hypothetical scenarios.

- In addition, RMM uses an Economic Risk Capital ('ERC') model to estimate the impact of severe market movements and to attribute internal capital usage. As markets have grown more complex, sophisticated modeling has become increasingly important for sound risk assessment and risk/return analysis.

Value At Risk Methodology CSFB's VAR is defined as the 99th percentile greatest loss that may be expected on a portfolio over a ten-day holding period. In general, a rolling two-year period of historical data is used to derive the market movements used for this calculation. These parameters and procedures currently meet the quantitative and qualitative requirements prescribed by the Basel Committee on Banking Supervision, the Swiss Federal Banking Commission and other leading banking regulators. The methodology is subject to continuous review to ensure that it remains relevant to the business being conducted, captures all significant trading risks, is consistent across risk types and meets or exceeds regulatory and industry standards.

Market Risk VAR Limits and Authorities Trading limits are established and reviewed at two primary levels:

- **Board of Directors:** Ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended to them by the Capital Allocation and Risk Management Committee ('CARMC'; see below). The Board of Directors meets at least five times a year.
- The Board of Directors has established a Risk Committee in 2003. The Risk Committee will provide additional oversight, and also assume responsibility for approval of certain limits going forward.
- **CARMC:** The Board of Directors has delegated certain risk management and control responsibilities to CARMC, which is chaired by the Head of SRM. CARMC is responsible for the following: formulating and implementing risk management strategies; allocating risk capital; approving market risk management policies and procedures; establishing, recommending and approving certain market risk limits (depending on level) and approving limit excesses within its own authority; and approving stress tests and scenario analysis definitions. CARMC meets on a monthly basis and on an ad-hoc basis as needed.

Market risk limits are structured at three levels:

- **an overall market risk VAR** limit for CSFB as a whole,
- **market risk limits by division** (eg Fixed Income Division); and
- **market risk limits by risk type per division** (eg fixed income foreign exchange risk).

The three-level VAR limit structure described above represents CSFB's official limit framework. Limits at lower levels (eg limits by region, by business line, trading desk, trader, loss flags, etc) are imposed by trading management. These flags are used to assist trading management to identify potential risk concentrations. RMM monitors and reports compliance with the official limit framework and also provides assistance to ensure compliance with lower level risk flags, as required.

CSFB uses various other types of limits to control potential risk concentrations. These include, among others, country exposure limits, direct exposure limits for certain higher risk positions, scenario limits and ERC limits.

Market Risk Exposures – trading portfolios The businesses with trading book activity perform a daily VAR calculation to assess market risk on a ten-day basis. The following table summarises the market risk exposures in CSFB's trading portfolios as of December 31, 2003 and December 31, 2002. The VAR data presented below has been converted to a one-day holding period.

CSFB's MARKET RISK EXPOSURES IN TRADING PORTFOLIOS (unaudited)

One-day scaled, 99% VAR	**31.12.03**	31.12.02
Market Risk Exposure Type	**CHFm**	CHFm
Interest rate risk	**58.2**	67.2
Equity risk	**15.9**	14.0
Foreign currency exchange risk	**23.6**	15.0
Commodity risk	**0.9**	1.4
Diversification benefit	**-40.3**	-40.2
Total	**58.3**	57.4

In the table above, the spot exchange rates of December 31, 2003, and December 31, 2002 were applied. The year-end, average, maximum and minimum one-day VAR over the period is shown below.

YEARLY ONE-DAY VAR COMPARISON FOR CSFB's TRADING PORTFOLIOS (unaudited)

	2003	2002	**2003**	2002
One-day scaled, 99%, VAR	**CHFm**	CHFm	**USDm**	USDm
Year End	**58.3**	57.4	**47.2**	41.3
Average	**68.9**	69.5	**51.5**	44.7
Maximum	**157.3**	95.4	**115.3**	61.2
Minimum	**35.1**	49.8	**26.5**	31.9

Relationship between Daily Revenue and VAR Estimate The average daily trading revenue was CHF 34.3 million in 2003 (CHF 40.4 million in 2002) and the minimum and maximum levels were CHF –58.0 million in 2003 (CHF –36.7 million in 2002) and CHF 154.5 million in 2003 (CHF 456.7 million in 2002), respectively. The histogram below compares the trading revenues for 2003 with those for 2002. The trading revenue shown in this graph is the actual daily trading revenue, which does not only include backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night's positions. The frequency distribution of trading revenue for 2003 versus 2002 is shown below.

2003 vs 2002 DISTRIBUTION OF CSFB'S DAILY TRADING REVENUE (unaudited)


No. of Days
60
50
40
30
20
10
0
CHFm
Below
-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Above
Frequency of Trading Revenue 2003
Frequency of Trading Revenue 2002

Backtesting The comparison of daily revenue fluctuations with the daily VAR estimate is the primary method used to test the accuracy of a VAR model. Backtesting is performed at various levels of the trading portfolio, from CSFB overall down to more specific business lines. A backtesting exception occurs when the daily loss exceeds the daily VAR estimate. Results of the process at the aggregate level (see below) demonstrated zero exceptions when comparing the 99% one-day VAR with the Backtesting P&L in 2003. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects relevant to the VaR model, excluding such items as fees, commissions, certain provisions and any trading subsequent to the previous night's positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables such as prices, interest rates and volatilities. An accurate model for the one-day, 99% VAR should have between zero and four backtesting exceptions on an annual basis. The chart below illustrates the relationship between daily Backtesting P&L and daily VAR over the course of 2003. (The daily Backtesting P&L and VAR data was converted to CHF at the 2003 daily average CHF/USD exchange rate.)

The decrease in VAR during the third quarter of 2003 was mainly due to lower interest rate positions and the introduction of a refined risk methodology for mortgages.

RELATIONSHIP BETWEEN BACKTESTING P&L AND VAR ESTIMATE FOR CSFB DURING 2003 (unaudited)


100
50
0
-50
-100
in USD m
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Daily adjusted trading revenue
One-day VaR (99%)

Market Risk Exposures - non-trading portfolios

Sensitivity analysis is used to quantify the market risk in the non-trading portfolios. It is generally defined as a measure of the potential changes in a portfolio's fair value created by changes in one or multiple financial market' rates or prices, including interest rates, foreign exchange rates

and equity and commodity prices. The results can be focused to show the impact of an adverse shift in a single interest rate or to show the effects of many simultaneous changes.

CSFB has equity risk on its non-trading financial instruments portfolio, which consists of its private equity investments. Equity risk is measured on private equity investments using a sensitivity analysis that estimates the potential change in the recorded value of the investments resulting from a 10% decline in the equity markets of G-22 nations and a 20% decline in the equity markets of non-G-22 nations. The estimated impact on pre-tax income is a decrease of approximately USD 288.6 million as of December 31, 2003 and a decrease of approximately USD 254.2 million as of December 31, 2002.

CSFB measures interest rate risk on non-trading positions using sensitivity analysis that estimates the potential change in the value of the non-trading portfolio resulting from a 50 basis point decline in the interest rates of G-22 nations and a 200 basis points decline in the interest rates of non-G-22 nations. The estimated impact on pre-tax income is an increase of approximately USD 12.3 million as of December 31, 2003 and an increase of approximately USD 38.9 million as of December 31, 2002.

CSFB measures foreign exchange risk on non-trading positions using sensitivity analysis that estimates the potential decline in the value of the non-trading portfolio resulting from the US Dollar strengthening 10% against the currencies of G-22 nations and strengthening 20% against the currencies of non-G-22 nations. The estimated impact on pre-tax income is a decrease of approximately USD 56.6 million as of December 31, 2003 and a decrease of approximately USD 38.3 million as of December 31, 2002.

CSFB does not have material commodity price risks on its non-trading portfolio.

Scenario Analysis VAR is designed to measure market risk in normal market environments. CSFB complements this with a scenario-based risk measure that examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on its financial condition. The results of the analysis are used to manage exposures on a CSFB-wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of major portfolios to arrive at a measure of the profit or loss that CSFB may suffer under a particular scenario. Scenario analysis is therefore an essential component of CSFB's market risk measurement framework for both trading and non-trading portfolios.

Global scenarios aim to capture the risk of severe disruption to all major markets and are related to historic events such as those involving the equity markets in 1987, the US real estate market in 1990, the bond markets in 1994 and the credit markets in 1998. Business level scenarios aim to capture portfolio specific risks by employing scenarios based on non-parallel yield curve shifts, changes in correlations and other pricing assumptions.

3. COUNTERPARTY AND COUNTRY CREDIT RISK

CRM is responsible for managing CSFB's portfolio of credit risk and establishes broad policies and guidelines governing CSFB's credit risk appetite. CRM is headed by the Chief Credit Officer ('CCO') who reports directly to the Chief Financial Officer of CSFB.

Definition of Counterparty Risk The counterparty risk portion of credit risk is determined by the likelihood of a counterparty not fulfilling its contractual obligations to CSFB and thus creating a partial or total loss. To assess the probability of default, CSFB utilizes a counterparty rating scale which approximates that used by the major public rating agencies (ranging from AAA as the best to D as the worst) and applies this grading measure against all of its counterparties. CSFB takes a proactive approach to rating each of its counterparties and, as a result, internal ratings may deviate from those assigned by public rating agencies.

Credit Authority Credit authority is delegated by the CCO to specific senior CRM personnel based on each person's knowledge, experience and capability. These delegations of credit authority are reviewed periodically. Credit authorization is separated from line functions. CARMC, in addition to its responsibilities for market risk described above, is also responsible for maintaining credit policies and processes, evaluating country, counterparty and transaction risk issues, applying senior level oversight for the credit review process and ensuring global consistency and quality of the credit portfolio. CARMC regularly reviews credit limits measuring country, geographic region and product concentrations, as well as impaired assets and recommended loan loss provisions.

Credit Analysis Methodology All counterparties are assigned a credit rating as noted above. The intensity and depth of analysis is related to the amount, duration and level of risk being proposed together with the perceived credit quality of the counterparty or issuer in question. Analysis consists of a quantitative and qualitative portion and strives to be forward looking, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. Any final rating requires the consideration of qualitative factors relating to the company, its industry and management.

In addition to the aforementioned analysis, all counterparty ratings are subject to the rating of the country in which they are domiciled. Analysis of key sovereign and economic issues for all jurisdictions is undertaken and these are considered when assigning the rating and risk appetite for individual counterparties.

Specific Credit Provisioning For financial reporting purposes, specific credit loss provisions are established for loans that are impaired. Impaired loans are individually evaluated and a provision is established when the discounted cash flow, fair market value of collateral, or fair market value of the loan is lower than the carrying value of that loan.

Loan Valuation Allowance for Inherent Credit Losses The inherent loss allowance is for all loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss at the balance sheet date. The loan valuation allowance is established by analysing historical and current default probabilities, historical recovery assumptions and internal risk rating.

CREDIT RISK FROM LENDING AND CREDIT RELATED TRANSACTIONS

Credit risk associated with CSFB's lending and other credit related activities (letters of credit, guarantees, and unfunded commitments) is measured in terms of the notional amount of the loan and/or commitment. Exposures are reported and analyzed daily. Each facility is approved by senior CRM personnel who are experienced in making lending decisions. Each facility is covered by a legal agreement that is appropriate for the type of transaction.

CSFB manages the size of its credit exposure arising from lending and credit related activities through loan sales, credit derivatives, and securitizations.

CREDIT RISK ARISING FROM TRADING POSITIONS AND DERIVATIVE TRANSACTIONS

Credit risk associated with CSFB's trading and derivatives business is measured against counterparty limits on at least a daily basis. Credit risk is defined in terms of mark-to-market replacement value and potential exposure to maturity. The latter is based on the volatility of the underlying market factors such as interest and foreign exchange rates.

To minimize credit risk, CSFB enters into master netting agreements, which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, CSFB reduces credit risk by obtaining collateral based upon an individual assessment of counterparties. Generally the Bank accepts collateral in the form of cash, treasury instruments issued by G-7 countries and other marketable securities.

COUNTRY RISK

Country risk is the risk of a substantial, systemic loss of value in the financial assets of a country or group of countries, which may be caused by dislocations in the credit, equity, and/or currency markets. CSFB's major operating divisions all assume country risk in a variety of ways. The setting of limits for this risk is the responsibility of CARMC based on recommendations of CRM, SRM and CSFB's economists.

Country limits for emerging markets are approved annually by the Board of Directors of CSG, following recommendations from CARMC. The measurement of exposures against country limits is undertaken by RMM with weekly reports to senior management and monthly reports to CARMC. For trading positions, country risk is a function of the mark-to-market exposure and currency of the position, while for loans and related facilities country risk is a function of the amount and currency that CSFB has lent or committed to lend. The day-to-day management of country exposure is assigned to each of the core businesses in accordance with its business authorizations and limit allocations. RMM and CRM provide independent oversight to ensure that the core businesses operate within their limits. CRM is responsible for periodically adjusting these limits to reflect changing credit fundamentals and business volumes. The designation of countries as 'G-10 and other industrialized countries' and 'emerging market countries' is reviewed on a regular basis by CARMC and is submitted to the Board of Directors of CSG for approval.

Listed below are year-end loans and credit related exposures (letters of credit, guarantees, unfunded commitments and similar instruments) and exposures to trading counterparties (mark-to-market receivables) aggregated by the rating of the country of domicile of the obligor.

CSFB COUNTRY EXPOSURE BY CSFB RATING (EXCLUSIVE OF PROVISIONS) (unaudited)

Country Rating Class	**31.12.03** CHF billion	%	31.12.02 CHF billion	%
AAA	**117.8**	**79.8**	149.2	79.3
AA+ to AA-	**14.5**	**10.0**	22.3	11.9
A+ to A-	**5.5**	**3.7**	6.3	3.3
BBB+ to BBB-	**4.4**	**3.0**	3.9	2.1
BB+ to BB-	**2.5**	**1.7**	1.7	0.9
B+ to B-	**0.4**	**0.3**	2.9	1.5
CCC to D	**2.2**	**1.5**	1.8	1.0
Total	**147.3**	**100.0**	188.1	100.0

4. OPERATIONAL RISK

The definition of operational risk used by CSG is "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events". Business and strategic risk are specifically excluded from this definition.

Operational risk is inherent in many aspects of CSFB's activities and comprises a large number of disparate risks. While market or credit risk is often chosen for the prospect of gain, operational risk is not normally chosen willingly, but is accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. CSFB therefore manages operational risk differently from market or credit risks. Operational risk is controlled through a network of controls, procedures, reports and responsibilities.

CSG uses a group-wide framework to monitor and control such risks. CSFB operates within this framework. CSFB has longstanding resources in place to deal with the many aspects of operational risk control (eg a substantial Internal Audit function, reporting to CSG and an Operations Risk Management function covering CSFB's key process dependent departments: Operations, Product Control and IT). CSFB's primary aim is the early identification, prevention, and mitigation of operational risks, as well as timely and meaningful management reporting.

CSFB has continued to develop its operational risk framework. The key initiatives have included further enhancement of the governance structure for managing operational risk; continued development of Key Risk Indicator ('KRI') reporting; additional improvements to the established Control Self-Assessment ('CSA') process; and the further development of a centralised operational risk loss database. Also, in conjunction with CSG, CSFB has enhanced its Economic Risk Capital methodology to further align it with the expected Basel II requirements of an Advanced Measurement Approach.

5. SETTLEMENT RISK

Settlement risk arises whenever the settlement of a transaction results in timing differences between the disbursement of cash or securities and the receipt of countervalue from the counterparty. This risk arises whenever transactions settle on a 'free of payment' basis and is especially relevant when operating across time zones.

In those instances where market convention and/or products preclude a value-for-value exchange, CSFB manages its risk through confirmation and affirmation of transaction details with counterparties. In addition, it also proactively seeks to manage the timing of settlement instructions to its agents and the reconciliation of incoming payments in order to reduce the window of exposure. CRM considers these factors in deciding counterparty risk limits.

6. LEGAL RISK

CSFB faces significant legal risks in its businesses, and the volume and amount of damages claimed in litigation and other adversarial proceedings against financial services firms is increasing. Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which CSFB acts as principal, potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which CSFB acts as underwriter, placement agent or financial adviser, potential liability for the "fairness opinions" and other advice CSFB provides to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes concerning the adequacy or enforceability of documents relating to some of CSFB's transactions. CSFB faces the possibility that counterparties in

complex or risky trading transactions will claim that it improperly failed to tell them of the risks or that they were not authorised or permitted to enter into these transactions with CSFB and that their obligations to CSFB are not enforceable. CSFB is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

As a participant in the financial services industry, CSFB is subject to extensive regulation by governmental and self-regulatory organizations around the world. The requirements imposed by CSFB's regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with CSFB. Consequently, these regulations often serve to limit CSFB's activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which CSFB may operate or invest. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be unclear. The authorities have the power to bring administrative or judicial proceedings against CSFB, which could result, among other things, in suspension or revocation of its licenses, restrictions on some of its business activities, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action that could materially harm its results of operations and financial condition. CSFB seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the Legal and Compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting CSFB's operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. CSFB may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application. For example, the volume of CSFB's businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies and other governmental regulations and polices and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

7. REPUTATIONAL RISK

CSFB's policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to CSFB's reputation.

Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for CSFB, the relevant business proposal is required to be submitted to CSFB's Reputational Risk Review Process. This involves a vetting of the proposal by senior business management, and its subsequent referral to one of CSFB's Reputational Risk Approvers, each of whom is independent of CSFB's business divisions and who have authority to approve, reject, or impose conditions on CSFB's participation.

8. LIQUIDITY AND CORPORATE ASSET AND LIABILITY MANAGEMENT

LIQUIDITY MANAGEMENT

The Corporate Treasury department manages the day-to-day liquidity position of CSFB.

CSFB manages liquidity so as to ensure that sufficient funds are either on-hand or readily available at short notice in the event that it experiences any impairment of its ability to borrow

in the unsecured debt markets. This ensures that, even in the event of a liquidity dislocation, CSFB has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible. CSFB's liquidity disciplines are segregated into two main funding franchises:

1 – Those funds raised directly by the Bank, with access to stable deposit-based core funds and the interbank markets.

2 – Those funds raised by subsidiaries, particularly Credit Suisse First Boston (USA), Inc.

Secondary sources of liquidity ensure availability of alternative funding to meet business plans and commercial commitments. Both funding franchises have access to different forms of secondary liquidity through their ability to access secured funding via repurchase and other secured financing markets. These markets have proven reliable even in high stress conditions.

Additionally, Credit Suisse First Boston (USA), Inc. has access to a USD 1.0bn revolving credit facility that is available on an unsecured basis and can be drawn down for up to 364 days. The facility next matures on May 21, 2004. CSFB also has access, through certain subsidiaries, to committed secured lending facilities with various banks.

CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

CORPORATE ASSET AND LIABILITY MANAGEMENT

The Corporate Treasury department at CSFB also oversees corporate policy with respect to non-trading book interest rate and foreign exchange exposure, as well as a range of other important policy areas including debt maturity profile, internal and external capitalization and intercompany funding. CSFB minimizes interest rate and foreign currency exposures from a corporate perspective. Trading divisions are authorized to take such risks as part of their business strategies, within limits set by CARMC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for accounting

The Bank's consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks and the respective Implementing Ordinance, the Swiss Federal Banking Commission guidelines. The consolidation and valuation policies of the Bank are in compliance with the Swiss stock exchange listing regulations. The financial year for the Bank ends on December 31. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of intercompany transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholders' equity and net profit are disclosed separately.

The Bank accounts for participations in which it holds 20% to 50% of the voting rights and/or has the ability to exercise a significant influence using the equity method of accounting. The Bank's profit or loss share is included in Other ordinary income. Certain majority-owned participations, which operate outside of the Bank's core business are accounted for according to the equity method.

Participations in which the Bank holds less than 20% of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provisions for other than temporary impairment. These items are included in Non-consolidated participations.

Foreign currency translation

For the purpose of consolidation, the assets and liabilities of foreign Bank companies are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation adjustments arising on consolidation are recorded directly in shareholder's equity.

In the financial statements of the individual Bank companies, assets, liabilities and off-balance sheet items denominated in foreign currencies are translated into the relevant reporting currency using the year-end exchange rate. Income and expense items denominated in foreign currencies are translated into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are included in the consolidated income statement.

Offsetting

With the following exceptions, assets and liabilities are in principle not offset. Receivables and payables are offset when all of the following conditions are met: receivables and payables arise from transactions of a similar nature, with the same counterparty, with the same or earlier maturity of the receivable, in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values with the same counterparty are offset when bilateral

agreements exist that are recognized and legally enforceable. Positions in own debt instruments are netted with the respective liabilities.

Trade date/settlement date accounting

Proprietary and customer securities spot transactions are recorded on a trade date basis. Foreign exchange, money market and precious metals transactions are recorded on settlement (value) date. Prior to the settlement (value) date, foreign exchange and precious metals transactions are reported with their replacement values in Other assets and Other liabilities, respectively.

Cash, due from banks and money market papers

Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

Loans (due from customers and mortgages)

Loans are initially recorded at cost, which is generally equal to the principal amount for originated loans. Loans held-to-maturity are recorded net of unamortized premiums/discounts. Loans held-for-sale are valued at lower of cost or market value. Interest income is accrued as earned.

Loans are carried net of any provisions for losses. The allowances for loan losses are intended to cover probable credit losses inherent in the portfolio at the balance sheet date and those losses specifically identified. Many factors can affect the Bank's estimates of probable credit losses, including volatility of default probabilities, rating migrations and loss severity. The inherent loss allowance is for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. For commercial loans, the Bank segregates loans by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on lending-related commitments are estimated based on historical loss and recovery experience, as well as current economic conditions, and recorded in valuation adjustments, provisions and losses.

The Bank provides for specific credit losses on impaired loans based on regular and detailed analysis on each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. The Bank continues to accrue interest for collection purposes; however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is recorded against the accrual through the income statement. At that time and on a periodic basis going forward, the remaining principal is evaluated for collectibility and a provision is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed not necessary and is ceased.

At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Write-off of a loan occurs when the Bank is certain that there is no possibility to recover the principal.

Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain creditworthiness-performance criteria are met.

Loan origination fee income is deferred but direct loan origination costs are expensed.

Financial leasing

All leased items (capital goods, real estate and vehicles) are valued using the annuity method and are disclosed under lendings. The portion of the lease payments representing interest is recognized in the income statement as interest. The remaining portion of the payment represents the amortization and reduces the receivable.

Securities and precious metals trading portfolios

Debt and equity securities and precious metals held in the trading portfolio are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized in Net trading income. Interest and dividend income from the trading portfolio is recorded in Net interest income.

Financial investments

This position includes securities, private equity investments, real estate held-for-sale as well as debt securities held-to-maturity. Participations acquired and held for subsequent disposal are also included in Financial Investments.

Debt and equity securities and real estate held-for-sale are valued at lower of cost or market. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized.

Debt securities held-to-maturity are carried net of unamortized premiums/discounts. Premiums and discounts are recognized over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are recognized over the remaining term of the instrument sold.

Derivative instruments

Positive and negative replacement values of all derivative instruments are reported at fair value within Other assets and Other liabilities, respectively. The replacement values are presented net by counterparty for transactions in those products where the Bank has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses from trading are included in Net trading income.

The Bank uses derivatives to manage interest rate, foreign currency, equity market, and credit risks. When applying hedge accounting, gains and losses on the derivative instruments are recognized in income on the same basis as the underlying exposure.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

Credit Suisse Group shares and own bonds

The Bank buys and sells shares of Credit Suisse Group ("CSG shares"), own bonds and derivatives on CSG shares within its normal trading and market making activities. In addition, the Bank holds CSG shares to hedge commitments arising from employee compensation schemes. CSG shares are included in the trading portfolio and are carried at fair value, or are held in Financial investments and are carried at lower of cost or market. Changes in fair value and realized gains and losses on CSG shares and own bonds included in the trading portfolio are reported in Net trading income. Interest earned and dividends received are reported as Interest Income. Derivatives on CSG shares are carried at fair value and reported as positive and negative replacements values in Other assets and Other liabilities, respectively. Realized and unrealized gains and losses on derivatives on own shares are recognized in Net trading income.

Tangible fixed assets

Real estate held for own use and investment purposes, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally three to five years.

Real estate held for own use, which has been designated as held for disposal, is carried at lower of cost less accumulated depreciation or market. Until a contract for sale is executed, depreciation continues on these properties.

It is the Bank's policy to evaluate for impairment, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a tangible fixed asset exceeds its recoverable amount. Methods for measuring impairment include market appraisals (net selling price) and cash flow analyses. Recognizing an impairment loss results in a new cost basis.

Intangible assets

The Bank capitalizes internal and external costs relating to the acquisition, installation and development of software having a measurable economic benefit. In addition, internally developed software is only capitalized if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding three years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Acquired intangible assets are initially recorded at fair value and

depreciated over their estimated useful life, not to exceed 20 years. The useful life of intangible assets relating to individuals does not exceed five years.

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

It is the Bank's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an intangible asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of an intangible asset exceeds its recoverable amount. Methods for measuring impairment include, where appropriate, market appraisals (net selling price) and cash flow analyses for finite intangible assets and fair value calculation on a reporting unit level for goodwill. Recognizing impairment loss results in a new cost basis.

Share-based compensation

During 2003 the Bank introduced a three-year-vesting for stock awards, in line with industry practice in investment banking. The fair value of shares granted in consideration of services rendered in the reporting period is accrued in that period. For shares granted in respect of future service the fair value granted is deferred and expensed over the required future service period (vesting period) and at each balance sheet date the accrued cost is adjusted for the fair value change in the share price during the reporting period. The accrual is recognized as a liability. The cost associated with share options granted in 2002 was expensed. For options granted for services provided after January 1, 2003, the fair value of options granted is deferred and expensed over the required future service period.

Taxes

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Bank companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in Other Assets and in Valuation adjustments and provisions, respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense. This amount, together with income taxes payable or receivable in the current year, represents the total income tax expense for the year. Deferred tax assets for net operating loss carry forwards are recognized when it is more likely than not that future taxable profits will be available against which those losses can be utilized. Other deferred tax assets are recognized subject to management's judgment that realization is more likely than not. No income tax provision is made for non-recoverable withholding taxes on undistributed profits of Bank companies that are considered permanently reinvested.

Repurchase and reverse repurchase agreements (Repos)

The Bank enters into purchases of securities under agreements to resell as well as sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method. Those held in the trading book (matched

book repo trading) are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as either purchases or sales together with a related forward commitment to resell or repurchase.

Securities lending and borrowing (SLB)

SLB transactions that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value unless economic control over the securities provided has been transferred. Securities borrowed and securities received as collateral for securities lent are only recognized in the balance sheet if economic control over the securities has been transferred. Lending fees earned or incurred are recognized as interest income and interest expense.

Retirement benefits

The Bank sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, comprising pension benefits as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Retirement benefit expense is recorded in Personnel expenses. For defined contribution plans this expense equals the employer contribution called for during the year in which an employee renders services. According to Swiss GAAP FER 16 the retirement benefit expense of defined benefit plans is based on actuarial valuations of benefit obligations attributed to the year in which services are rendered by the employees. Benefit obligations as of a date are the actuarial present value of all benefits attributed to employee service rendered prior to that date taking into consideration statistical probabilities of death and disability, future compensation level, discount rate, inflation rate etc. Prepaid assets for retirement benefit plans are only reported if the Bank is in a position to recover this amount either through decreasing its future contributions or through refunds.

Differences from the first time application of Swiss GAAP FER 16 are recognized in the income statement over the average remaining working life. Benefit obligations are calculated on a yearly basis. Gains and losses due to changes in the amount of the benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions (eg change in discount rate) are included into the retirement benefit expenses for a year if, as of the beginning of the year, the unrecognized gain or loss exceed 10% of the greater of the benefit obligation or the market-related value of plan assets. The amount included in the retirement benefit expenses is the excess divided by the average remaining service period for active employees expected to receive benefits of the plan.

Fee recognition

Fees and commissions earned for investment and portfolio management, customer trading and custody services are recognized over the period that the related service is provided. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed under the terms of the engagements. Transactions-related expenses are deferred until the related revenue is recognized.

CHANGE TO ACCOUNTING POLICIES

Mandatory changes in the Swiss Federal Banking Commission guidelines (Swiss GAAP) resulted in the following changes in accounting policies in 2003:

In line with US GAAP, the changes in accounting related to derivatives imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions. The impact on the 2003 financial statements of this change in accounting treatment was a decrease to net profit of CHF 82 million, comprising post-tax losses of CHF 271 million relating to 2003 and post-tax gains of CHF 189 million in respect of prior periods.

As at December 31, 2003, retirement benefits are accounted for based on Swiss GAAP FER 16 as discussed above and applied prospectively. Prior to 2003, retirement benefits were based on either actual contributions or actuarial valuation method and projected plan liabilities for accrued services. The impact on the 2003 financial statements of this change in accounting treatment was a decrease in net profit of CHF 31 million.

As at December 31, 2003, securities transferred in SLB transactions are only recorded as a balance sheet movement if economic control over the securities has been transferred. In addition, in prior years SLB transactions with cash collateral and daily margining were reported as repurchase and reverse repurchase transactions. The change in policy had no impact on the income statement and on the balance sheet the impact is considered immaterial.

FOREIGN CURRENCY TRANSLATION RATES

Applied to the consolidation of the subsidiaries and branches of the Bank

		Year end rates for balance sheet and off balance sheet positions		Yearly average rates for income statement	
		31.12.03	31.12.02	**2003**	2002
MAIN CURRENCIES		**CHF**	CHF	**CHF**	CHF
1	US dollar	**1.24**	1.39	**1.35**	1.56
1	British pound	**2.20**	2.24	**2.20**	2.33
1	Euro	**1.56**	1.46	**1.52**	1.47
1	Canadian dollar	**0.96**	0.88	**0.96**	1.00
1	Australian dollar	**0.93**	0.79	**0.88**	0.85
1	Singapore dollar	**0.73**	0.80	**0.77**	0.87
1	Hong Kong dollar	**0.16**	0.18	**0.17**	0.20
100	Japanese yen	**1.16**	1.17	**1.16**	1.24

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES				
Primarily engaged in investment and commercial banking				
AJP Cayman Ltd	George Town, Cayman Islands	USD	0.002	100.00%
Banco de Investimentos Credit Suisse First Boston SA	Sao Paulo, Brazil	BRL	164'834	100.00%
ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37'831	99.99%
Credit Suisse First Boston Australia Equities Ltd	Sydney, Australia	AUD	13'000	100.00%
Credit Suisse First Boston (Bahamas) Ltd	Nassau, Bahamas	USD	16'917	100.00%
Credit Suisse First Boston (Cayman) Ltd	George Town, Cayman Islands	USD	0.001	100.00%
Credit Suisse First Boston (Cyprus) Ltd	Limassol, Cyprus	USD	95'000	100.00%
Credit Suisse First Boston (Europe) Ltd	London, United Kingdom	USD	27'300	100.00%
Credit Suisse First Boston (Hong Kong) Ltd	Hong Kong, China	HKD	381'142	100.00%
Credit Suisse First Boston (India) Securities Private Ltd	Mumbai, India	INR	979'820	75.00%
Credit Suisse First Boston (Singapore) Ltd	Singapore	SGD	163'740	100.00%
Credit Suisse First Boston (USA), Inc	New York, USA	USD	1	100.00%
Credit Suisse First Boston Australia Ltd	Sydney, Australia	AUD	34'050	100.00%
Credit Suisse First Boston Australia Securities Ltd	Sydney, Australia	AUD	38'400	100.00%
Credit Suisse First Boston Canada Inc	Toronto, Canada	CAD	157'312	100.00%
Credit Suisse First Boston Capital LLC	New York, USA	USD	177'600 [1]	100.00%
Credit Suisse First Boston Capital (Guernsey) I Ltd	St. Peter Port, Guernsey	USD	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) II Ltd	St. Peter Port, Guernsey	EUR	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) III Ltd	St. Peter Port, Guernsey	GBP	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) IV Ltd	St. Peter Port, Guernsey	CHF	0.1	100.00%
Credit Suisse First Boston LLC	New York, USA	USD	4'616'510 [1]	100.00%
Credit Suisse First Boston Equities Ltd	London, United Kingdom	GBP	15'000	100.00%
Credit Suisse First Boston International	London, United Kingdom	USD	682'325	80.00% [2]
Credit Suisse First Boston Investments (Guernsey) Ltd	St. Peter Port, Guernsey	USD	300'001	100.00%
Credit Suisse First Boston Management LLC	New York, USA	USD	897'000 [1]	100.00%
Credit Suisse First Boston Securities (Japan) Ltd	Hong Kong, China	USD	645'001	100.00%
Primarily engaged in asset management				
Credit Suisse Asset Management (Australia) Limited.	Sydney, Australia	AUD	270	100.00%
Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2'556	100.00%
Credit Suisse Asset Management (France) SA	Paris, France	EUR	60'244	100.00%
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	16'005	100.00%
Credit Suisse Asset Management Holding Corp.	New York, USA	USD	0.001	100.00%
Credit Suisse Asset Management, LLC	New York, USA	USD	538'194 [1]	100.00%
Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	19	100.00%
Credit Suisse Asset Management SIM SpA	Milan, Italy	EUR	7'000	100.00%
Credit Suisse Trust and Banking Co., Ltd	Tokyo, Japan	JPY	9'000'000	100.00%

[1] Membership interest.

[2] Remaining 20% directly held by CSG.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES Continued				
Finance and financial holding companies				
Credit Suisse Asset Managment International Holding	Zurich, Switzerland	CHF	20'000	100.00%
Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37'500	100.00%
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23'768 [1]	100.00%
Credit Suisse First Boston Australia (Finance) Ltd	Sydney, Australia	AUD	10'000	100.00%
Credit Suisse First Boston Australia (Holdings) Ltd	Sydney, Australia	AUD	42'000	100.00%
Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	160	100.00%
Credit Suisse First Boston Finance (US) LLC	Delaware, USA	USD	0.1 [1]	100.00%
Credit Suisse First Boston Finance BV	Amsterdam, The Netherlands	EUR	18	100.00%
Credit Suisse First Boston International (Guernsey) Ltd	St Peter Port, Guernsey	USD	200	100.00%
Credit Suisse First Boston, Inc	New York, USA	USD	187'127	100.00% [2]
Fund management companies				
Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7'000	100.00%
Credit Suisse Bond Fund Management Company	Luxembourg	CHF	300	100.00%
Credit Suisse Equity Fund Management Company	Luxembourg	CHF	300	100.00%
Credit Suisse Money Market Fund Management Company	Luxembourg	CHF	300	100.00%
Credit Suisse Portfolio Fund Management Company	Luxembourg	CHF	300	100.00%
Real estate companies				
Column Financial, Inc	New York, USA	USD	1	100.00%
Column Guaranteed LLC	New York, USA	USD	34'847 [1]	100.00%
Credit Suisse First Boston Mortgage Capital LLC	New York, USA	USD	357'000 [1]	100.00%
DLJ Mortgage Capital, Inc	New York, USA	USD	0.1	100.00%
GTN Global Properties Holding Ltd	Limassol, Cyprus	USD	2	100.00%
NON-CONSOLIDATED PARTICIPATIONS				
Associated companies (accounted for by the equity method)				
none				
Participations - main companies				
Euro-Clear Clearance System Ltd	London, United Kingdom	EUR	3'000	4.02%
Madison Square Company LLC	New York, USA	USD	137'092 [1]	39.19%
Credit Suisse First Boston Praedium IV Fund, L.P.	New York, USA	USD	32'254	28.74%

[1] Membership interest.

[2] 43% of voting rights held by CSG.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CHANGES TO THE SCOPE OF CONSOLIDATION				
Purchases				
Column Guaranteed LLC	New York, USA	USD	34'847 [1]	100.00%
Sales				
Pershing LLC [2]	New York, USA	USD	525'925 [1]	100.00%
CHANGES TO THE SCOPE OF NON-CONSOLIDATED PARTICIPATIONS				
Purchases				
none				
Sales				
DLJdirect SFG Securities Inc.	Tokyo, Japan	JPY	3'000	50.00%
Innovent Capital Ltd	George Town, Cayman Islands	CHF	87.5	37.87%
SWIFT	La Hulpe, Belgium	EUR	10'843	1.45%
Central Banco Investimento SA	Lisbon, Portugal	PTE	2'500'000	5.04%
Swiss Financial Service Group AG	Zurich, Switzerland	CHF	26'000	19.98%
Telekurs Holding AG	Zurich, Switzerland	CHF	45'000	17.41%
Valcambi SA	Balerna, Switzerland	CHF	12'000	100.00%

[1] *Membership interest.*

[2] Name changed in January 2003 from Donaldson, Lufkin & Jenrette Securities Corporation.

ANALYSIS OF INCOME	2003 CHF m	2002 CHF m	Change CHF m
NET INTEREST INCOME			
Interest and discount income	**8'498**	**12'530**	**-4'032**
Interest income from claims on customers	**3'640**	4'775	-1'135
Interest income from claims on banks	**4'576**	7'123	-2'547
Interest/discount income from bills of exchange and money market paper	**282**	450	-168
Commission income from lending activities	**-**	182	-182
Interest and dividend income from trading portfolio	**9'744**	**9'912**	**-168**
Interest income	**8'189**	8'915	-726
Dividend income	**1'555**	997	558
Interest and dividend income from financial investments	**230**	**215**	**15**
Interest income	**171**	167	4
Dividend income	**59**	48	11
Interest expense	**-14'112**	**-17'793**	**3'681**
Interest expense on liabilities to customers	**-4'706**	-6'928	2'222
Interest expense on liabilities to banks	**-9'406**	-10'865	1'459
of which interest expense on subordinated liabilities	***-609***	*-767*	*158*
Total net interest income	**4'360**	**4'864**	**-504**

NET COMMISSION AND SERVICE FEE INCOME			
Income from credit business	**766**	**705**	**61**
Credit commissions	**770**	773	-3
less commission expense	**-4**	-68	64
Income from securities business	**4'070**	**5'726**	**-1'656**
Commission income from stock exchange business and securities underwriting	**4'212**	5'853	-1'641
less commission expense	**-142**	-127	-15
Income from investment business	**2'358**	**3'368**	**-1'010**
Commission income from investment business and asset management	**2'933**	3'889	-956
less commission expense	**-575**	-521	-54
Other commission and fee income	**543**	**1'130**	**-587**
Other commission and fee income	**557**	1'152	-595
less commission expense	**-14**	-22	8
Total net commission and service fee income	**7'737**	**10'929**	**-3'192**

NET TRADING INCOME (including derivatives and expenditure on brokerage/commissions)			
Income from trading in interest related instruments	**358**	339	19
Income from trading in equity related instruments	**829**	513	316
Income from foreign exchange and banknote trading	**398**	572	-174
Income from precious metals trading	**13**	18	-5
Other income from trading	**108**	-55	163
Total net trading income	**1'706**	**1'387**	**319**

ANALYSIS OF EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
PERSONNEL EXPENSES			
Personnel compensation	**7'259**	10'127	-2'868
Staff benefits	**711**	808	-97
Other staff costs	**286**	536	-250
Total personnel expenses	**8'256**	**11'471**	**-3'215**
OTHER OPERATING EXPENSES			
Bank premises and real estate	**545**	730	-185
Expenditures on IT, machinery, furnishings, vehicles and other equipment	**278**	439	-161
Expense allocations from other CSG entities	**391**	482	-91
Expense allocations to other CSG entities	**-297**	-347	50
Other operating expenses	**1'574**	2'166	-592
of which communications and advertising costs	***411***	*690*	*-279*
of which legal, consultancy and audit fees	***538***	*685*	*-147*
of which fees and commissions	***117***	*124*	*-7*
of which other costs	***508***	*667*	*-159*
Total other operating expenses	**2'491**	**3'470**	**-979**
DEPRECIATION AND WRITE-DOWNS ON NON-CURRENT ASSETS			
Depreciation on tangible fixed assets	**522**	751	-229
Depreciation on intangible assets	**1'287**	1'473	-186
Total depreciation and write-downs on non-current assets	**1'809**	**2'224**	**-415**
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**156**	2'412	-2'256
Provisions and valuation adjustments for other business risks	**232**	1'271	-1'039
Other losses	**11**	8	3
Total valuation adjustments, provisions and losses	**399**	**3'691**	**-3'292**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains from the disposal of participations	**169**	26	143
Gains from the sale of fixed assets	**1**	-	1
Other extraordinary income	**81**	-	81
Total extraordinary income	**251**	**26**	**225**
EXTRAORDINARY EXPENSES			
Losses from the disposal of participations	**43**	162	-119
Loss on sale of fixed assets	**-**	1	-1
Total extraordinary expenses	**43**	**163**	**-120**

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS: SWITZERLAND AND ABROAD[1]	2003 Switzerland CHF m	2003 Abroad CHF m	2002 Switzerland CHF m	2002 Abroad CHF m
Net interest income	**251**	**4'109**	299	4'565
Net commissions and service fee income	**366**	**7'371**	555	10'374
Net trading income	**115**	**1'531**	486	901
Net other ordinary income	**155**	**90**	425	-1'066
NET OPERATING INCOME	**887**	**13'161**	**1'765**	**14'774**
Operating expenses				
Personnel expenses	**372**	**7'884**	418	11'053
of which personnel compensation	***312***	***6'947***	*340*	*9'787*
of which staff benefits	***45***	***666***	*30*	*778*
of which other staff costs	***15***	***271***	*48*	*488*
Other operating expenses	**173**	**2'318**	233	3'237
of which bank premises	***71***	***474***	*66*	*664*
of which expenditure on IT, machinery, furnishings, vehicles, etc.	***5***	***273***	*12*	*427*
of which other property, equipment and administrative costs	***97***	***1'571***	*155*	*2'146*
Total operating expenses	**545**	**10'202**	**651**	**14'290**
GROSS OPERATING PROFIT	**342**	**2'959**	**1'114**	**484**
% of total	*10%*	*90%*	*70%*	*30%*
Taxes on profit/loss before extraordinary items	**17**	**244**	**82**	**-1'105** [2]
% of total	*7%*	*93%*	*-8%*	*108%*
GROSS OPERATING PROFIT AFTER TAXES	**325**	**2'715**	**1'032**	**1'589**
% of total	*11%*	*89%*	*39%*	*61%*

[1] Intercompany eliminations distort the actual operating results shown in this table.
[2] Reflects reclassification to conform to the current presentation.

MONEY MARKET PAPERS	31.12.03 CHF m	31.12.02 [1] CHF m	Change CHF m
Goverment treasury notes and bills	**3'148**	2'497	651
Money market placements	**6'494**	12'753	-6'259
Other bills of exchange and money market papers	**827**	3'746	-2'919
TOTAL MONEY MARKET PAPERS	**10'469**	**18'996**	**-8'527**
of which rediscountable / pledgeable at central banks	***439***	*3'089*	*-2'650*

CLAIMS BALANCE SHEET		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Claims on banks	**December 31, 2003**	**164**	**160'627**	**36'359**	**197'150**
of which securities borrowing and reverse repurchase agreements		*164*	*138'164*	*4'868*	*143'196*
	December 31, 2002 [1]	-	172'277	33'365	205'642
Lendings					
Claims on customers (including finance leases)		571	98'605	15'718	114'894
of which securities borrowing and reverse repurchase agreements		-	*61'293*	*959*	*62'252*
Mortgages		12'234	-	-	12'234
of which residential		*1'701*	-	-	*1'701*
houses and owner-occupied flats		*6'636*	-	-	*6'636*
offices and business property		*1'063*	-	-	*1'063*
commercial and industrial property		*1'960*	-	-	*1'960*
other property		*874*	-	-	*874*
Total lendings	**December 31, 2003**	**12'805**	**98'605**	**15'718**	**127'128**
	December 31, 2002 [1]	14'954	102'362	20'017	137'343

CLAIMS OFF BALANCE SHEET		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Contingent liabilities					
Credit guarantees in form of bills of exchange and other guarantees [2]		919	24'378	3'595	28'892
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees		-	814	446	1'260
Irrevocable commitments in respect of documentary credits		-	5	27	32
Other contingent liabilities		6	101	3'177	3'284
Total contingent liabilities	**December 31, 2003**	**925**	**25'298**	**7'245**	**33'468**
	December 31, 2002	198	24'998	7'944	33'140
Irrevocable commitments	**December 31, 2003**	**551**	**49'567**	**30'971**	**81'089**
	December 31, 2002 [1]	5	37'924	51'572	89'501
Confirmed credits	**December 31, 2003**	**-**	**-**	**-**	**-**
	December 31, 2002	-	1	31	32
Total secured and unsecured claims off-balance sheet business	**December 31, 2003**	**1'476**	**74'865**	**38'216**	**114'557**
	December 31, 2002	203	62'923	59'547	122'673

IMPAIRED LOANS	31.12.03 CHF m
Loans due	**1'859**
Estimated liquidation proceeds from collaterals	**-463**
Loans due, net	**1'396**
Specific provisions set up	**887**

[1] Reflects reclassification to conform to the current presentation.
[2] Includes contingent liabilities for any losses incurred as a result of counterparty risk where the Bank has arranged for client assets to be lent to financial sector borrowers. In these instances the Bank is obligated to compensate the lender for any losses incurred as a result of counterparty risk; however the exposure of the Bank is fully covered by collateral paid by the borrower of the assets.

LENDINGS (CLAIMS ON CUSTOMERS, MORTGAGES) BY ECONOMIC SECTOR

	Swiss borrowers[1]		Foreign borrowers[1]		Total lendings				
	31.12.03	31.12.02	**31.12.03**	31.12.02	**31.12.03**	31.12.02	Change	% of total	% of total
	CHF m	CHF m	**CHF m**	CHF m	**CHF m**	CHF m	CHF m	31.12.03	31.12.02
Private households	**10**	10	**12'852**	18'507	**12'862**	18'517	-5'655	10	14
Non-profit institutions	-	-	-	-	-	-	-	-	-
Private sector enterprises (non-financial)	**771**	941	**23'849**	28'836	**24'620**	29'777	-5'157	19	22
Agriculture and mining	-	-	**650**	738	**650**	738	-88	1	1
Manufacturing	**65**	172	**4'134**	5'678	**4'199**	5'850	-1'651	3	4
Food	-	-	***424***	*318*	***424***	*318*	*106*	-	-
Textiles	-	*1*	***127***	*219*	***127***	*220*	*-93*	-	-
Timber, furniture	-	-	***185***	*310*	***185***	*310*	*-125*	-	-
Plastics, rubber, leather	-	-	***173***	*851*	***173***	*851*	*-678*	-	*1*
Chemicals	-	*3*	***580***	*787*	***580***	*790*	*-210*	-	*1*
Metals, building installations	-	*15*	***339***	*429*	***339***	*444*	*-105*	-	-
Machinery, equipment, vehicles	***65***	*153*	***1'419***	*2'532*	***1'484***	*2'685*	*-1'201*	*1*	*2*
Other	-	-	***887***	*232*	***887***	*232*	*655*	*1*	-
Construction	-	-	**309**	298	**309**	298	11	-	-
Energy, environmental protection	-	3	**5'080**	5'722	**5'080**	5'725	-645	4	4
Services	**706**	766	**13'676**	16'400	**14'382**	17'166	-2'784	11	12
Wholesale and retail trade	***58***	*12*	***1'100***	*419*	***1'158***	*431*	*727*	*1*	-
Transport, hotels and catering	***60***	*187*	***813***	*1'228*	***873***	*1'415*	*-542*	*1*	*1*
Other services	***588***	*567*	***11'763***	*14'753*	***12'351***	*15'320*	*-2'969*	*10*	*11*
Financial enterprises	**800**	1'825	**86'293**	79'745	**87'093**	81'570	5'523	69	59
Public authorities	**71**	131	**2'482**	7'348	**2'553**	7'479	-4'926	2	5
TOTAL LENDINGS	**1'652**	2'907	**125'476**	134'436	**127'128**	137'343	-10'215	100	100
% of total lendings	**1**	2	**99**	98	**100**	100			

[1] By customer domicile.

SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Interest-bearing securities and loan stock rights	**131'974**	**130'685**	**1'289**
of which issued by CSG or subsidiary companies thereof	***1'398***	*1'520*	*-122*
of which issued by public sector entities	***73'428***	*70'635*	*2'793*
Quoted on stock exchanges	**58'778**	55'575	3'203
Not quoted on stock exchanges	**73'196**	75'110	-1'914
Equities	**54'358**	**32'683**	**21'675**
of which CSG shares[1]	***2'374***	*1'644*	*730*
of which units in equity funds	***1'309***	*1'400*	*-91*
Quoted on stock exchanges	**47'015**	28'893	18'122
Not quoted on stock exchanges	**7'343**	3'790	3'553
Precious metals	-	**1'227**	**-1'227**
of which serving as cover for delivery commitments shown as liabilities	-	*1'227*	*-1'227*
TOTAL SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	**186'332**	**164'595**	**21'737**

[1] Current positions in CSG shares are mostly subject to delivery commitments under derivatives and staff compensation plans as well as securities borrowing contracts. When these commitments are taken into account, the Bank's remaining holdings of CSG shares are insignificant.

FINANCIAL INVESTMENTS[1]	Book value 31.12.03 CHF m	Book value 31.12.02 CHF m	Fair value[4] 31.12.03 CHF m	Fair value[4] 31.12.02 CHF m	Change in book value CHF m
Interest-bearing securities	**6'116**	3'964			2'152
of which issued by public sector entities	***4'388***	*1'931*			*2'457*
of which valued at accrual method	***4'934***	*3'081*			*1'853*
of which valued at lower of cost or fair value	***1'182***	*883*	***1'184***	*884*	*299*
Quoted on stock exchanges	**4'959**	2'160			2'799
Not quoted on stock exchanges	**1'157**	1'804			-647
Equities	**3'592**	3'942	**3'677**	3'976	-350
of which qualifying equity interests[2]	***1'303***	*1'603*			*-300*
Real estate[3]	**232**	423	**234**	421	-191
TOTAL FINANCIAL INVESTMENTS	**9'940**	**8'329**	**-**	**-**	**1'611**

[1] Investments which are not held for trading or participation purposes (equity participations and real estate).
[2] At least 10% capital or voting rights.
[3] Real estate held for resale.
[4] Details only for financial investments that are valued at the lower of cost or fair value.

NON-CONSOLIDATED PARTICIPATIONS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Quoted on stock exchanges	**7**	1	6
Not quoted on stock exchanges	**329**	695	-366
TOTAL NON-CONSOLIDATED PARTICIPATIONS	**336**	**696**	**-360**

CAPITAL ASSETS AT DECEMBER 31, 2003	Cost 31.12.02 CHF m	Accumulated deprecia-tion CHF m	Net book value 31.12.02 CHF m	Translation difference CHF m	Acquisitions, Investments, and Income from equity CHF m	Disposals CHF m	Transfers CHF m	Depreciation CHF m	**Net book value 31.12.03 CHF m**
Participations accounted for using the equity method	503	-94	409	-27	32	-132	-6	-91	**185**
Other participations	470	-183	287	-17	12	-96	-25	-10	**151**
Total non-consolidated participations	**973**	**-277**	**696**	**-44**	**44**	**-228**	**-31**	**-101**	**336**
Bank premises	3'324	-602	2'722	-33	21	-5	-3	-70	**2'632**
Other real estate	161	-39	122	-1	10	-17	-13	-7	**94**
Total real estate [1]	**3'485**	**-641**	**2'844**	**-34**	**31**	**-22**	**-16**	**-77**	**2'726**
Leasehold improvements	1'403	-488	915	-73	51	-194	31	-117	**613**
Other fixed assets	2'911	-2'245	666	-44	174	-158	64	-328	**374**
Total tangible fixed assets	**7'799**	**-3'374**	**4'425**	**-151**	**256**	**-374**	**79**	**-522**	**3'713**
Intangible assets	6'477	-1'750	4'727	-361	191	-1'336	-74	-710	**2'437**
Goodwill	10'384	-1'285	9'099	-755	49	-684	-15	-476	**7'218**
Total intangible assets	**16'861**	**-3'035**	**13'826**	**-1'116**	**240**	**-2'020**	**-89**	**-1'186**	**9'655**
TOTAL CAPITAL ASSETS	**25'633**	**-6'686**	**18'947**	**-1'311**	**540**	**-2'622**	**-41**	**-1'809**	**13'704**

[1] The majority of real estate is used for the banking infrastructure needs of CSG. Real estate owned by the Bank but used by other entities within CSG is held for rental to such entities.

FURTHER DETAILS ON FIXED ASSETS	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m
Fire insurance value of bank premises and other real estate	**3'860**	3'793	67
Fire insurance value of other fixed assets	**2'011**	2'620	-609
Liabilities: future leasing instalments in connection with operational leasing	**8'082**	6'744	1'338

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [1]	**31.12.03 CHF m**	31.12.02 [2] CHF m	Change CHF m
Assets pledged and assigned as collateral	**43'666**	32'069	11'597
Actual commitments secured	**40'164**	26'070	14'094

[1] None of the Bank's assets were under reservation of ownership either in 2003 or in the previous year.
[2] Reflects reclassification to conform to the current presentation.

SECURITIES BORROWING, SECURITIES LENDING, REPURCHASE AND REVERSE REPURCHASE AGREEMENTS	**31.12.03 CHF m**
Due from banks	**143'196**
Due from customers	**62'252**
Cash collateral on securities borrowed and reverse repurchase agreements	**205'448**
Due to banks	**104'855**
Due to customers	**71'843**
Cash collateral on securities lent and repurchase agreements	**176'698**
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	**82'945**
of which transfers with the right to re-pledge or re-sale	*76'535*
Fair value of securities received under securites lending and borrowing and reverse repurchase agreements with the right to re-sell or repledge	**400'047**
of which re-sold or re-pledged	*380'365*

PENSION AND OTHER POST-RETIREMENT BENEFITS

DEFINED CONTRIBUTION PLANS

The Bank contributes to various defined contribution plans primarily in the US, Switzerland and the UK but also in other countries throughout the world. The expenses for these plans during 2003 were CHF 106 million.

DEFINED BENEFIT PLANS

Various defined benefit pension schemes exist in the foreign locations of the Bank. The plans' retirement benefits depend on age, contributions and salary. The funding policy for these plans is consistent with local government and tax requirements. The assumptions used are derived using local economic conditions. Material defined benefit plans exist in the US, the UK and Japan. These retirement plans provide benefits in the event of retirement, death, disability, or employment termination.

The weighted-average assumptions used in calculating the above amounts were:

	Pension benefits	Other post-retirement benefits
	31.12.03	**31.12.03**
Discount rate	5.9%	6.3%
Salary increases	4.0%	-
Expected long-term rate of return on assets	7.6%	-
Assumed health care cost increase	-	4.8%

A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the liabilities from defined benefit plans or net periodic postretirement expense for 2003. The following table shows the benefit obligation and the fair value of plan assets for the Credit Suisse First Boston's defined benefit pension and other post-retirement benefit plans:

	Pension benefits	Other post-retirement benefits
	31.12.03	**31.12.03**
	CHF m	**CHF m**
Liabilities from defined benefit plans	1'703	54
Fair value of assets from defined benefit plans [1]	1'097	-
Funded status of the plan	-606	-54
Unrecognized actuarial items	517	-4
Net amount recognized	**-89**	**-58**
Net periodic pension and other post-retirement costs	152	4
Expenses due to asset limitation	21	-
Curtailments	9	-
Total periodic pension and other post-retirement costs	**182**	**4**

[1] Including employer contribution reserves.

The total prepaid pension assets of defined benefit pension and other post-retirement plans not capitalized as at December 31, 2003 was CHF 20 million.

	31.12.03	31.12.02
	CHF m	CHF m
Liabilities due to own pension fund	**500**	681

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE CENTRAL MORTGAGE BOND INSTITUTIONS AND THE CENTRAL ISSUING OFFICES	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Bonds	**63'822**	65'531	-1'709
Subparticipations[1]	**-600**	-800	200
TOTAL	**63'222**	**64'731**	**-1'509**

[1] To banks within CSG.

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE BANK		Weighted average coupon	Maturities	Book value 31.12.03 CHF m
Book values				
Credit Suisse First Boston Parent Company	Senior bonds	4.3%	2004 - 2032	**13'086**
	Subordinated bonds	2.6%	2004 - 2032	**7'952**
Credit Suisse First Boston (Cyprus) Ltd, Cyprus	Senior bonds	10.0%	2005	**84**
Credit Suisse First Boston Finance BV, The Netherlands	Senior bonds	1.3%	perpetual	**185**
Credit Suisse First Boston (Cayman) Ltd, Cayman Islands	Senior bonds	9.6%	2004 - 2006	**124**
Credit Suisse First Boston Inc, USA	Senior bonds	4.6%	2004 - 2032	**29'167**
	Subordinated bonds	6.6%	2004 - 2018	**1'094**
Banco de Investimentos Credit Suisse First Boston SA, Brazil	Subordinated bonds	11.2%	2007	**62**
Credit Suisse First Boston International, United Kingdom	Senior bonds	2.9%	2003 - 2049	**8'958**
	Subordinated bonds	5.5%	2004 - 2049	**2'510**
				63'222

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE BANK	Within 1 year CHFm	> 1 - to 2 years CHFm	> 2 - to 3 years CHFm	> 3 - to 4 years CHFm	> 4 - to 5 years CHFm	> 5 years CHFm	TOTAL CHFm
Maturity							
Credit Suisse First Boston Parent Company	1'732	1'330	1'638	2'877	2'848	10'613	**21'038**
Credit Suisse First Boston (Cyprus) Ltd, Cyprus	-	84	-	-	-	-	**84**
Credit Suisse First Boston Finance BV, The Netherlands	-	-	-	-	-	185	**185**
Credit Suisse First Boston (Cayman) Ltd, Cayman Islands	55	59	11	-	-	-	**124**
Credit Suisse First Boston Inc, USA	3'347	4'127	4'283	3'088	4'186	11'230	**30'261**
Banco de Investimentos Credit Suisse First Boston SA, Br.	-	-	-	62	-	-	**62**
Credit Suisse First Boston International, United Kingdom	1'135	1'278	1'232	1'384	2'995	3'444	**11'468**
	6'269	6'878	7'164	7'411	10'029	25'472	**63'222**

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE BANK'S GOVERNING BODIES	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Claims on affiliated companies[1]	**16'427**	20'975	-4'548
Liabilities to affiliated companies[1]	**31'110**	32'025	-915
Loans to members of the Bank's governing bodies[2]	**11**	14	-3

[1] Affiliated companies are entities which are not subsidiaries of the Bank but which are grouped together under unitary management within the organisation of CSG.

[2] Loans to members of the Bank's governing bodies include all loans granted to Members of the Board of Directors and Executive Management and to any companies in which they have a voting interest of more than 50%.

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.02 CHF m	Specific write-downs and usage CHF m	Transfers CHF m	Change to consolidated companies CHF m	Recoveries, endangered interest, currency differences CHF m	Charges to consolidated income statement CHF m	Releases to consolidated income statement CHF m	**Total 31.12.03 CHF m**
Provisions for deferred taxes	590 [1]	-	-	3	42	48	-213	**470**
Valuation adjustments and provisions for default risks	4'046	-2'288	-355	-5	-58	871	-715	**1'496**
Valuation adjustments and provisions for other risks	170	-15	-	-4	-11	3	-2	**141**
Other provisions	1'603	-779	49	2	-121	535	-87	**1'202**
Subtotal	5'819	-3'082	-306 [2]	-7	-190	1'409 [3]	-804 [3]	**2'839**
Total valuation adjustments and provisions	**6'409**	**-3'082**	**-306**	**-4**	**-148**	**1'457**	**-1'017**	**3'309**
Less direct charge-offs against specific assets	-3'870							**-1'392**
Total valuation adjustments and provisions as shown in the consolidated balance sheet	**2'539**							**1'917**

[1] CHF -1'418 million excluded from opening balance due to Swiss GAAP change.
[2] CHF -355 million transferred to loans held for sale due to Swiss GAAP change; CHF 49 million pension accrual transferred in from other balance sheet positions.
[3] CHF -217 million deviation to income statement due to pension costs not included in provisions, CHF 11 million (CHF 8 million in 2002) deviation due to losses not included in provisions table.

MATURITY STRUCTURE OF CURRENT ASSETS AND BORROWED FUNDS		Sight deposits CHF m	Callable CHF m	Maturity within 3 months CHF m	Maturity within 3-12 months CHF m	Maturity over 1 to 5 years CHF m	Maturity over 5 years CHF m	No maturity [1] CHF m	**Total CHF m**
Current assets									
Cash		510	-	-	-	-	-	-	**510**
Money market papers		4'398	20	5'900	14	121	16	-	**10'469**
Due from banks		26'891	56'132	93'008	12'457	8'053	609	-	**197'150**
Due from customers		17'997	24'371	44'725	6'029	15'244	6'528	-	**114'894**
Mortgages		6'642 [2]	-	722	31	1'645	3'194	-	**12'234**
Securities and precious metals trading portfolio		186'332	-	-	-	-	-	-	**186'332**
Financial investments		3'600	91	4'546	425	887	159	232	**9'940**
Total current assets	**December 31, 2003**	**246'370**	**80'614**	**148'901**	**18'956**	**25'950**	**10'506**	**232**	**531'529**
	December 31, 2002 [3]	225'684	70'169	192'754	23'367	14'439	8'573	423	**535'409**
Borrowed funds									
Liabilities in respect of money market papers		358	-	24'217	6'991	1'806	7	-	**33'379**
Due to banks		109'264	31'130	138'001	12'076	1'854	1'129	-	**293'454**
Due to customers, savings and investment deposits		-	2'604	-	-	-	-	-	**2'604**
Due to customers, other deposits		26'745	15'405	68'638	2'470	4'143	2'794	-	**120'195**
Bonds and mortgage-backed bonds		-	-	3'352	3'977	30'699	25'194	-	**63'222**
Total borrowed funds	**December 31, 2003**	**136'367**	**49'139**	**234'208**	**25'514**	**38'502**	**29'124**	**-**	**512'854**
	December 31, 2002	141'845	46'852	242'883	31'901	32'629	28'223	-	**524'333**

[1] The financial investments include repossessed real estate held for sale and precious metals, therefore the maturity structure discloses no maturity for these items.
[2] Portfolio of traded mortgages.
[3] Reflects reclassification to conform to the current presentation.

SHAREHOLDER'S EQUITY	2003 CHF m	Minority interests 2003 CHF m	Total 2003 CHF m	Total 2002 CHF m	Change CHF m
Opening shareholder's equity					
Share capital	**4'400**	**-**	**4'400**	4'400	-
Capital reserves	**13'443**	**-**	**13'443**	13'443	-
Retained earnings excluding foreign currency translation	**-2'072**	**-**	**-2'072**	320	-2'392
Minority interests in shareholder's equity	**-**	**8'887**	**8'887**	10'592	-1'705
Consolidated net loss	**-3'528**	**-**	**-3'528**	-2'192	-1'336
Foreign currency translation	**-1'341**	**-**	**-1'341**	402	-1'743
Shareholder's equity as of January 1	**10'902**	**8'887**	**19'789**	**26'965**	**-7'176**
Minority investments in subsidiaries	**-**	**43**	**43**	-34	77
Dividends paid	**-168**	**-78**	**-246**	-277	31
Foreign currency translation differences	**-671**	**-869**	**-1'540**	-3'433	1'893
Consolidated net profit / loss	**1'149**	**-**	**1'149**	-3'528	4'677
Net profit minority interests	**-**	**165**	**165**	96	69
Shareholder's equity as of December 31 [1,2]	**11'212**	**8'148**	**19'360**	**19'789**	**-429**
Share capital	**4'400**	**-**	**4'400**	4'400	-
Capital reserves	**13'443**	**-**	**13'443**	13'443	-
Retained earnings excluding foreign currency translation	**-5'768**	**-**	**-5'768**	-2'072	-3'696
Minority interests in shareholder's equity including net profit [1]	**-**	**8'148**	**8'148**	8'887	-739
Consolidated net profit / loss	**1'149**	**-**	**1'149**	-3'528	4'677
Foreign currency translation	**-2'012**	**-**	**-2'012**	-1'341	-671

[1] Minority interests include (a) CHF 155 million (2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'267 million (2002: CHF 1'425 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'159 million (2002: CHF 5'804 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 7'917 million (2002: CHF 8'681 million).

[2] Core capital includes CHF 870 million (2002: CHF 849 million) of innovative Tier 1 instruments.

Components of Tier 1 capital	Total 2003 CHF m	Total 2002 CHF m
Shareholder's equity	**19'360**	19'789
Dividend 2003/2002	**-10**	-10
Deductions [1]	**-7'288**	-9'183
Total Tier 1 capital	**12'062**	**10'596**

[1] Deductions comprise goodwill and other adjustments.

BREAKDOWN OF ASSETS AND LIABILITIES SWITZERLAND AND ABROAD (BY LOCATION OF ASSETS)	31.12.03 Switzerland CHF m	31.12.03 Abroad CHF m	31.12.02 Switzerland CHF m	31.12.02 Abroad CHF m
Assets				
Cash	**356**	**154**	382	122
Money market papers	**-**	**10'469**	1'202	17'794
Due from banks	**20'885**	**176'265**	19'648	185'994
Due from customers	**1'652**	**113'242**	2'907	119'611
Mortgages	**-**	**12'234**	-	14'825
Securities and precious metals trading portfolio	**3'959**	**182'373**	5'604	158'991
Financial investments	**25**	**9'915**	152	8'177
Non-consolidated participations	**5**	**331**	65	631
Tangible fixed assets	**2'153**	**1'560**	2'220	2'205
Intangible assets	**709**	**8'946**	34	13'792
Accrued income and prepaid expenses	**239**	**3'241**	1'063	3'392
Other assets	**3'372**	**55'198**	4'637	57'147
TOTAL ASSETS	**33'355**	**573'928**	**37'914**	**582'681**
Liabilities and shareholder's equity				
Liabilities in respect of money market papers	**1'929**	**31'450**	577	28'924
Due to banks	**22'071**	**271'383**	29'068	271'080
Due to customers, savings and investment deposits	**2'602**	**2**	1'551	1
Due to customers, other deposits	**12'158**	**108'037**	11'011	117'390
Bonds and mortgage-backed bonds	**871**	**62'351**	1'684	63'047
Accrued expenses and deferred income	**826**	**13'521**	1'341	12'915
Other liabilities	**3'170**	**55'635**	5'765	52'495
Valuation adjustments and provisions	**126**	**1'791**	216	3'741
Total liabilities	**43'753**	**544'170**	**51'213**	**549'593**
Shareholder's equity (excluding minority interests before consolidated net profit)	**1'612**	**8'451**	1'821	12'609
Minority interests in shareholder's equity	**-**	**7'983**	-	8'791
Consolidated net profit / loss	**295**	**1'019**	-198	-3'234
of which minority interests	**-**	***165***	*1*	*95*
Total shareholder's equity	**1'907**	**17'453**	**1'623**	**18'166**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**45'660**	**561'623**	**52'836**	**567'759**

GEOGRAPHICAL ANALYSIS OF ASSETS (BY LOCATION OF ASSETS)	31.12.03		31.12.02		Change
	CHF m	**% of total**	CHF m	% of total	CHF m
Switzerland	33'355	**5**	**37'914**	**6**	**-4'559**
EU[1]	**191'863**	**32**	171'647	28	20'216
USA	**286'987**	**48**	317'366	51	-30'379
Canada	**2'334**	-	3'100	-	-766
Japan	**41'124**	**7**	34'785	6	6'339
Other industrial countries[2]	**8'977**	**2**	10'404	2	-1'427
Financial centers outside industrial countries	**20'527**	**3**	21'476	3	-949
of which Hong Kong	***2'865***	-	*2'960*	-	*-95*
Singapore	***4'756***	***1***	*3'284*	*1*	*1'472*
Other[3]	***12'906***	***2***	*15'232*	*2*	*-2'326*
Oil-producing countries[4]	**5'021**	**1**	4'179	1	842
Newly industrialized countries[5]	**12'545**	**2**	13'442	2	-897
Eastern Europe and Commonwealth of Independent States[6]	**2'864**	-	4'776	1	-1'912
Other developing countries[7]	**1'686**	-	1'506	-	180
Total assets outside Switzerland	**573'928**	**95**	**582'681**	**94**	**-8'753**
TOTAL ASSETS	**607'283**	**100**	**620'595**	**100**	**-13'312**

The above analysis is based on the location of asset and does not take any collateral or hedges through structured off-balance sheet transactions into account. Market and credit risks can therefore not be judged based on the above schedule.

Countries not listed separately above in which assets amount to more than CHF 100 million:

1 Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, United Kingdom
2 Australia, Liechtenstein, New Zealand, Norway, South Africa
3 Aruba-Curaçao (Netherlands Antilles), Bahamas, Barbados, Bermuda, Cayman Islands, Trinidad/Tobago
4 Bahrain, Indonesia, Kuwait, Mexico, Venezuela
5 Argentina, Brazil, Chile, Colombia, Cyprus, Lebanon, Malaysia, Peru, South Korea, Taiwan, Thailand, Turkey
6 Czech Republic, Hungary, Kazakhstan, Poland, Russian Federation
7 China (excluding Hong Kong), India, Philippines, Mauritius

CURRENCY STRUCTURE OF THE BALANCE SHEET		CHF CHF m	USD CHF m	Euro CHF m	Other Currencies CHF m	Total CHF m
Assets						
Cash		356	1	27	126	**510**
Money market papers		-	5'929	1'904	2'636	**10'469**
Due from banks		17'627	106'290	39'727	33'506	**197'150**
Due from customers		1'835	90'566	11'471	11'022	**114'894**
Mortgages		-	11'857	-	377	**12'234**
Securities and precious metals trading portfolio		3'242	100'540	30'528	52'022	**186'332**
Financial investments		1'064	6'151	952	1'773	**9'940**
Non-consolidated participations		16	262	20	38	**336**
Tangible fixed assets		2'154	947	7	605	**3'713**
Intangible assets		783	8'565	38	269	**9'655**
Accrued income and prepaid expenses		794	1'977	450	259	**3'480**
Other assets		15'752	17'632	4'974	20'212	**58'570**
TOTAL ASSETS [1]	**December 31, 2003**	**43'623**	**350'717**	**90'098**	**122'845**	**607'283**
	December 31, 2002	40'483	415'785	72'077	92'250	620'595
Off balance sheet foreign exchange spot, forward and options transactions	**December 31, 2003**	135'549	434'417	382'924	479'298	**1'432'188**
TOTAL ASSET POSITION	**December 31, 2003**	**179'172**	**785'134**	**473'022**	**602'143**	**2'039'471**
Liabilities and shareholder's equity						
Liabilities in respect of money market papers		1'827	28'322	289	2'941	**33'379**
Due to banks		4'307	173'494	51'982	63'671	**293'454**
Due to customers, savings and investment deposits		2'604	-	-	-	**2'604**
Due to customers, other deposits		8'843	89'940	10'756	10'656	**120'195**
Bonds and mortgage-backed bonds		3'520	40'824	15'401	3'477	**63'222**
Accrued expenses and deferred income		507	10'120	658	3'062	**14'347**
Other liabilities		12'786	18'076	5'517	22'426	**58'805**
Valuation adjustments and provisions		124	1'586	25	182	**1'917**
Total liabilities [1]		**34'518**	**362'362**	**84'628**	**106'415**	**587'923**
Shareholder's equity (excluding minority interests before consolidated net profit)		1'612	6'443	429	1'579	**10'063**
Minority interests in shareholder's equity		135	7'147	372	329	**7'983**
Consolidated net profit		305	991	10	8	**1'314**
of which minority interests		*10*	*94*	*32*	*29*	***165***
Total shareholder's equity [2]		2'052	14'581	811	1'916	**19'360**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**December 31, 2003**	**36'570**	**376'943**	**85'439**	**108'331**	**607'283**
	December 31, 2002	45'595	427'990	66'201	80'809	620'595
Off balance sheet foreign exchange spot, forward and options transactions	**December 31, 2003**	102'668	601'819	325'579	406'818	**1'436'884**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY POSITION	**December 31, 2003**	**139'238**	**978'762**	**411'018**	**515'149**	**2'044'167**
NET EXPOSURE BY CURRENCY	**December 31, 2003**	**39'934**	**-193'628**	**62'004**	**86'994**	**-4'696**

[1] Currency breakdown excludes impact of off balance sheet transactions.
[2] Based upon functional currency of reporting unit.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Financial leasing - capital goods[1]	**129**	**148**	**-19**
Other assets			
Positive replacement value of derivatives	**52'152**	54'305	-2'153
Accruals and deferrals	**3'877**	3'946	-69
Total investment where investment risk is borne by policy holder	**1'718**	1'787	-69
Other	**823**	1'746	-923
Total other assets	**58'570**	**61'784**	**-3'214**
Other liabilities			
Negative replacement values of derivatives	**55'458**	55'412	46
Compensation account for adjustments to carrying value having no income effect	**1'245**	199	1'046
Liabilities held for life products, where the investment risk is borne by policy holder	**1'718**	1'787	-69
Other	**384**	862	-478
Total other liabilities	**58'805**	**58'260**	**545**

[1] Shown in the consolidated balance sheet under due from customers.

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

In September 2003, the Bank transferred to Credit Suisse the Swiss platform for securities and treasury transactions as well as private banking retail and corporate clients and trade finance business. As at August 31, 2003, assets and liabilities of CHF 20.2 billion were transferred. Credit Suisse and the Bank are both wholly owned subsidiaries of Credit Suisse Group.

All other transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm's length.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.03 CHF m	31.12.02 [1] CHF m	Change CHF m
Subordinated balance sheet items			
Assets subject to subordination clause			
Due from banks	**9**	7	2
Due from customers	**368**	-	368
Securities holdings	**1'111**	1'655	-544
of which trading portfolio	***935***	*1'579*	*-644*
of which financial investments	***176***	*76*	*100*
Total assets subject to subordination clause	**1'488**	**1'662**	**-174**
Liabilities subject to subordination clause			
Due to banks	**133**	90	43
Due to customers	**316**	319	-3
Bonds and mortgage-backed bonds	**11'618**	13'348	-1'730
Total liabilities subject to subordination clause	**12'067**	**13'757**	**-1'690**

[1] Reflects reclassification to conform to the current presentation.

Additional Disclosures

As of December 31, 2003

STAFF NUMBERS	2003	2002 [1]
Americas	**9'249**	12'160
Europe	**6'942**	8'398
of which Switzerland	***960***	*1'559*
Asia/Pacific	**2'397**	3'104
Total	**18'588**	**23'662**

[1] Adjusted

OFF BALANCE SHEET	2003 CHF m	2002 CHF m	Change CHF m
Contingent liabilities			
Credit guarantees in form of bills of exchange and other guarantees	**30'843** [1]	28'841	2'002
Less subparticipations allocated	**-1'952**	-2'350	398
Bid bonds, delivery and performance bonds,			
letters of indemnity, other performance-related guarantees	**1'901**	2'817	-916
Less subparticipations allocated	**-640**	-437	-203
Irrevocable commitments in respect of documentary credits	**33**	3'028	-2'995
less subparticipations allocated	**-**	-185	185
Other contingent liabilities	**3'283**	1'426	1'857
Total contingent liabilities	**33'468**	**33'140**	**328**
Irrevocable commitments	**81'089**	**89'501** [2]	**-8'412**
Confirmed credits (acceptance credits)	**-**	**32**	**-32**
Fiduciary transactions			
Fiduciary placements with third-party institutions	**456**	1'154	-698
Fiduciary loans and other fiduciary transactions	**33**	7'166	-7'133
Total fiduciary transactions	**489**	**8'320**	**-7'831**

[1] Includes contingent liabilities for any losses incurred as a result of counterparty risk where the Bank has arranged for client assets to be lent to financial sector borrowers. In these instances the Bank is obligated to compensate the lender for any losses incurred as a result of counterparty risk, however the exposure of the Bank is fully covered by collateral paid by the borrower of the assets.

[2] Reflects reclassification to conform to the current presentation.

	Gross positive replacement value				Credit equivalent[3]			
	Remaining life			31.12.03	Remaining life			31.12.03
OPEN OTC DERIVATIVE CONTRACTS	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	**Total CHF bn**	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	**Total CHF bn**
Maturity								
Total interest rate instruments	9.9	63.9	85.1	**158.9**	9.9	65.2	88.1	**163.2**
Total foreign exchange	25.7	12.2	5.8	**43.7**	28.3	15.5	7.4	**51.2**
Total precious metals	0.3	0.6	0.2	**1.1**	0.3	0.6	0.2	**1.1**
Total equities/indices	3.2	6.9	1.4	**11.5**	3.8	8.0	1.6	**13.4**
Total other	0.3	3.0	0.9	**4.2**	0.5	4.7	1.6	**6.8**
Total	**39.4**	**86.6**	**93.4**	**219.4**	**42.8**	**94.0**	**98.9**	**235.7**

OPEN OTC DERIVATIVE CONTRACTS	Contract volume 31.12.03 CHF bn	%	Positive Replacement value[2] 31.12.03 CHF bn	%	Credit equivalent[3] 31.12.03 CHF bn	%
Internal bank rating[1]						
AAA	**3'204.6**	30	**15.3**	31	**21.0**	32
AA	**3'353.5**	31	**14.1**	29	**19.0**	29
A	**2'901.7**	27	**11.9**	24	**14.0**	22
BBB	**653.2**	6	**4.5**	9	**7.3**	11
BB or lower	**592.0**	6	**3.2**	7	**4.1**	6
Total	**10'705.0**	**100**	**49.0**	**100**	**65.4**	**100**

[1] Using Standard & Poor's rating structure, and taking collateral into consideration, where applicable.
[2] In addition to the legally enforceable netting agreements to reduce counterparty risk, the Bank holds pledged assets amounting to CHF 11.2 billion for 2003 (2002: CHF 10.8 billion).
[3] Potential exposures: Positive replacement values plus add-on's.

OPEN DERIVATIVE CONTRACTS		TRADING Contract volume[1] 31.12.03 Total CHF bn	TRADING Gross replacement values 31.12.03 Positive RV CHF bn	TRADING Gross replacement values 31.12.03 Negative RV CHF bn	HEDGING Contract volume[1] 31.12.03 Total CHF bn	HEDGING Gross replacement values 31.12.03 Positive RV CHF bn	HEDGING Gross replacement values 31.12.03 Negative RV CHF bn
OTC	FRAs and other forward contracts	598.5	0.4	0.8	0.6	-	-
	Swaps	7'364.6	139.3	136.1	42.1	2.3	0.3
	Options bought	987.3	16.9	-	-	-	-
	Options sold	973.3	-	18.2	-	-	-
Traded	Futures	616.6	-	-	0.3	-	-
	Options	736.4	-	-	-	-	-
Total interest rate instruments		**11'276.7**	**156.6**	**155.1**	**43.0**	**2.3**	**0.3**
OTC	Forward contracts[2]	656.3	14.7	16.2	0.3	-	-
	Swaps[3]	465.1	24.4	22.8	0.8	0.1	-
	Options bought	158.7	4.5	-	-	-	-
	Options sold	137.9	-	4.9	-	-	-
Traded	Futures	11.5	-	-	-	-	-
	Options	1.5	-	-	-	-	-
Total foreign exchange contracts		**1'431.0**	**43.6**	**43.9**	**1.1**	**0.1**	**-**
OTC	Forward contracts[2]	8.0	0.9	1.0	-	-	-
	Swaps	2.1	0.2	0.1	-	-	-
	Options bought	0.1	-	-	-	-	-
	Options sold	0.1	-	2.3	-	-	-
Traded	Futures	-	-	-	-	-	-
	Options	-	-	-	-	-	-
Total precious metal contracts		**10.3**	**1.1**	**3.4**	**-**	**-**	**-**
OTC	Forward contracts	33.7	1.4	2.4	-	-	-
	Swaps	32.8	1.5	1.4	-	-	-
	Options bought	79.8	8.6	-	-	-	-
	Options sold	104.7	-	10.4	-	-	-
Traded	Futures	30.8	-	0.1	-	-	-
	Options	126.9	3.2	3.0	-	-	-
Total equity/index contracts		**408.7**	**14.7**	**17.3**	**-**	**-**	**-**
OTC	Forward contracts	-	-	-	-	-	-
	Swaps	272.7	4.1	5.9	0.5	-	-
	Options bought	1.1	0.1	-	-	-	-
	Option sold	0.1	-	-	-	-	-
Traded	Futures	0.1	-	-	-	-	-
	Options	-	-	-	-	-	-
Total other contracts		**274.0**	**4.2**	**5.9**	**0.5**	**-**	**-**
TOTAL		**13'400.7**	**220.2**	**225.6**	**44.6**	**2.4**	**0.3**
of which OTC contract volume		***11'876.9***			***44.3***		

	Contract volume[1] Total 31.12.03 CHF bn	Contract volume[1] Total 31.12.02 CHF bn	Gross replacement values (RV) Positive RV 31.12.03 CHF bn	Gross replacement values (RV) Negative RV 31.12.03 CHF bn	Gross replacement values (RV) Positive RV 31.12.02 CHF bn	Gross replacement values (RV) Negative RV 31.12.02 CHF bn
Total before netting [4]	**13'445.3**	12'589.2	**222.6**	**225.9**	237.3 [5]	238.4 [5]
Total after netting [4]			**52.2** [6]	**55.5** [6]	54.3 [5,6]	55.4 [5,6]

[1] Gross volume of purchases and sales (proprietary and customer transactions).
[2] Including outstanding spot transactions.
[3] Cross-currency interest rate swaps.
[4] Total derivatives used for trading and hedging.
[5] Reflects reclassification to conform to the current presentation.
[6] In addition to the legally enforceable netting agreements to reduce counterparty risk, the Bank holds pledged assets amounting to CHF 11.2 billion for 2003 (2002: CHF 10.8 billion).

REPORT OF THE GROUP AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As group auditors of Credit Suisse First Boston, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows and notes) for the year ended 31 December 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with Swiss accounting rules for banks and comply with the requirements of Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson
Chartered Accountant

Stephen Bryans
Chartered Accountant

Auditors in charge

Zurich, March 25, 2004

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The parent bank Credit Suisse First Boston ('the parent company') recorded a net profit of CHF 1'039 million for the year ended December 31, 2003, compared to a net loss of CHF 725 million for the year ended December 31, 2002. The return to profitability reflects improved operating margins resulting mainly from continued cost reductions and lower credit-related allowances and other charges.

On September 1, 2003, the parent company transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. CSFB's Swiss investment banking and institutional coverage businesses remain unaffected by the changes.

During 2003 the parent company applied mandatory changes in Swiss GAAP, most significantly for the accounting for derivatives. The Swiss GAAP changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps are reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes reduced 2003 net profit by CHF 244 million, comprising post-tax losses of CHF 246 million relating to 2003 and post-tax gains of CHF 2 million (CHF 53 million pre-tax) in respect of prior periods.

Operating income decreased compared to 2002, down CHF 375 million (12%) to CHF 2'737 million, principally due to the transfer of trading activities in Switzerland to Credit Suisse Financial Services and the impact of Swiss GAAP changes.

Operating expenses decreased CHF 317 million (20%) compared to 2002, of which CHF 100 million related to personnel expenses and CHF 217 million to other operating expenses. These decreases were a result of the transfer of Swiss trading activities and continued attention to headcount, compensation and discretionary other operating expenses.

Valuation adjustments, provisions and losses decreased by CHF 2'106 million (97%) compared to 2002 due to a significantly more favorable credit environment in 2003, with substantially lower provisions on loans.

The parent company's total assets decreased 2% to CHF 217.4 billion at December 31, 2003, compared to CHF 222.4 billion at December 31, 2002. The decrease was principally due to the transfer of Swiss trading activities to Credit Suisse Financial Services, partly offset by increased intercompany lending to the operating subsidiaries of the group.

At the Annual General Meeting on March 25, 2004, the registered shareholder will be asked to approve the Board of Directors' proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

INCOME AND EXPENDITURE FROM ORDINARY BANKING BUSINESS	Notes page	2003 CHF m	2002 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income		**3'810**	5'238	-1'428	-27
Interest and dividend income from trading portfolio		**608**	494	114	23
Interest and dividend income from financial investments		**148**	179	-31	-17
Interest expense		**-3'428**	-4'494	1'066	-24
Net interest income		**1'138**	**1'417**	**-279**	**-20**
Results from commission and service fee activities					
Commission income from lending activities		**791**	838	-47	-6
Commission from securities and investment transactions		**550**	638	-88	-14
Commission from other services		**37**	42	-5	-12
Commission expense		**-131**	-160	29	-18
Net commission and service fee income		**1'247**	**1'358**	**-111**	**-8**
Net trading income	63	**155**	**227**	**-72**	**-32**
Other ordinary income					
Income from the sale of financial investments		**113**	127	-14	-11
Income from participations		**290**	471	-181	-38
Real estate income		**11**	6	5	83
Sundry ordinary income		**83**	186	-103	-55
Sundry ordinary expenses		**-300**	-680	380	-56
Net other ordinary income		**197**	**110**	**87**	**79**
Net operating income		**2'737**	**3'112**	**-375**	**-12**
Operating expenses					
Personnel expenses		**-775**	-875	100	-11
Other operating expenses		**-492**	-709	217	-31
Total operating expenses		**-1'267**	**-1'584**	**317**	**-20**
Gross operating profit		**1'470**	**1'528**	**-58**	**-4**
NET PROFIT/LOSS					
Gross operating profit		**1'470**	1'528	-58	-4
Depreciation and write-downs on non-current assets		**-214**	-308	94	-31
Valuation adjustments, provisions and losses	63, 65	**-72**	-2'178	2'106	-97
Profit/loss before extraordinary items and taxes		**1'184**	**-958**	**2'142**	**n/a**
Extraordinary income	63	**143**	17	126	741
Extraordinary expenses	63	**-40**	-	-40	-
Cumulative effect of change in accounting principle		**53**	-	53	-
Taxes		**-301**	216	-517	n/a
Net profit/loss		**1'039**	**-725**	**1'764**	**n/a**

ASSETS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m	Change %
Cash	**458**	441	17	4
Money market papers	**7'744**	13'197	-5'453	-41
Due from banks	**132'213**	107'428	24'785	23
of which securities borrowing and reverse repurchase agreements	***16'023***	*17'420*	*-1'397*	*-8*
Due from customers	**30'837**	45'937	-15'100	-33
of which securities borrowing and reverse repurchase agreements	***10'925***	*14'084*	*-3'159*	*-22*
Mortgages	**695**	1'284	-589	-46
Securities and precious metals trading portfolio	**7'280**	15'062	-7'782	-52
Financial investments	**2'831**	3'466	-635	-18
Participations	**16'202**	16'889	-687	-4
Fixed and intangible assets	**3'191**	3'390	-199	-6
Accrued income and prepaid expenses	**1'039**	1'727	-688	-40
Other assets	**14'934**	13'568	1'366	10
TOTAL ASSETS	**217'424**	**222'389**	**-4'965**	**-2**
Total subordinated claims	***398***	*1'114*	*-716*	*-64*
Total due from consolidated participations and qualified shareholders	***28'583***	*113'977*	*-85'394*	*-75*

LIABILITIES	Notes page	31.12.03 CHF m	31.12.02 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers		**31'745**	25'264	6'481	26
Due to banks		**88'258**	105'990	-17'732	-17
of which securities lending and repurchase agreements		***13'897***	*21'470*	*-7'573*	*-35*
Due to customers, savings and investment deposits		**2'604**	1'552	1'052	68
Due to customers, other deposits		**32'988**	31'998	990	3
of which securities lending and repurchase agreements		***1'218***	*154*	*1'064*	*691*
Bonds and mortgage-backed bonds	63	**22'062**	21'325	737	3
Accrued expenses and deferred income		**2'243**	2'603	-360	-14
Other liabilities		**15'609**	12'586	3'023	24
Valuation adjustments and provisions	65	**214**	399	-185	-46
Total liabilities		**195'723**	**201'717**	**-5'994**	**-3**
Share capital	65	**4'400**	4'400	-	-
General legal reserves		**13'443**	13'443	-	-
Other reserves		**103**	103	-	-
Retained earnings carried forward		**2'716**	3'451	-735	-21
Net profit/loss		**1'039**	-725	1'764	n/a
Total shareholder's equity	66	**21'701**	**20'672**	**1'029**	**5**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**217'424**	**222'389**	**-4'965**	**-2**
Total subordinated liabilities		***9'293***	*10'262*	*-969*	*-9*
Total liabilities due to consolidated participations and qualified shareholders		***10'792***	*19'882*	*-9'090*	*-46*

OFF BALANCE SHEET BUSINESS	Notes page	31.12.03 CHF m	31.12.02 CHF m	Change CHF m	Change %
Contingent liabilities		**40'979**	40'642	337	1
Irrevocable commitments		**62'111**	75'857	-13'746	-18
Confirmed credits		**-**	32	-32	-100
Derivative financial instruments					
- gross positive replacement value		**25'258**	24'572 [1]	686	3
- gross negative replacement value		**25'932**	23'592 [1]	2'340	10
- contract volume		**1'715'566**	1'904'924	-189'358	-10
Fiduciary transactions	67	**489**	1'191	-702	-59

[1] Reflects reclassification to conform to the current presentation.

PROPOSED APPROPRIATION OF RETAINED EARNINGS PARENT COMPANY
at the disposal of the March 25, 2004, Annual General Meeting

RETAINED EARNINGS	**31.12.03 CHF**	31.12.02 CHF	Change CHF
Net annual profit/loss	**1'039'294'390**	-725'102'222	1'764'396'612
Retained earnings carried forward	**2'715'608'099**	3'450'710'321	-735'102'222
Retained earnings at the year-end	**3'754'902'489**	**2'725'608'099**	**1'029'294'390**
Proposal:			
Dividend	**10'000'000**	10'000'000	-
Allocations to general legal reserves [1]	-	-	-
Balance to be carried forward	**3'744'902'489**	2'715'608'099	1'029'294'390
Total	**3'754'902'489**	**2'725'608'099**	**1'029'294'390**

[1] As the general legal reserve exceeds 50% of share capital, no allocation to the general legal reserves is required for 2003. This was also the case for 2002.

Zurich, March 25, 2004
For the Board of Directors
Chairman: Walter B Kielholz

For the Bank
John J Mack
Chief Executive Officer

Barbara A Yastine
Chief Financial Officer

The parent company's financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission guidelines.

In general, the parent company's financial statements are based on the same accounting and valuation principles used for the consolidated financial statements. However, unlike the consolidated financial statements, which give a 'true and fair view' of the financial position and the results of operations, the parent company's financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. In addition, undisclosed reserves arise from recording excessive provisions and loan loss reserves, or provisions and loan reserves which are no longer necessary but which are not written back to income. Further the portfolio valuation method is applied to the participation position and related intangible assets. Deferred tax assets for net operating loss carry forwards are not recognized.

Notes on risk management

For information on the parent company's policy with regard to risk management and the use of financial derivatives, see notes to the Bank's consolidated financial statements.

ANALYSIS OF INCOME	2003 CHF m	2002 CHF m	Change CHF m
NET TRADING INCOME			
Income from trading in interest related instruments	**105**	146	-41
Income from trading in equity related instruments	**96**	83	13
Income from foreign exchange and banknote trading	**496**	47	449
Income from precious metals trading	**14**	16	-2
Other loss from trading	**-556**	-65	-491
Total net trading income	**155**	**227**	**-72**

ANALYSIS OF EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**72**	2'162	-2'090
Provisions and valuation adjustments for other business risks	**-2**	12	-14
Other losses	**2**	4	-2
of which credit related	**-**	*2*	*-2*
Total valuation adjustments, provisions and losses	**72**	**2'178**	**-2'106**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains realized from the disposal of participations	**140**	17	123
Gains realized from the sale of fixed assets	**1**	-	1
Other extraordinary income	**2**	-	2
Total extraordinary income	**143**	**17**	**126**
EXTRAORDINARY EXPENSES			
Losses realized from the disposal of participations	**40**	-	40
Total extraordinary expenses	**40**	**-**	**40**

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB PARENT COMPANY		Weighted average coupon	Maturities	Book value 31.12.03 CHF m
Book values				
	Senior bonds	4.3%	2004 - 2032	**13'086**
	Subordinated bonds	3.1%	2004 - 2032	**8'976**
				22'062

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB PARENT COMPANY	Within 1 year CHFm	> 1 - to 2 years CHFm	> 2 - to 3 years CHFm	> 3 - to 4 years CHFm	> 4 - to 5 years CHFm	> 5 years CHFm	TOTAL CHFm
Maturity	1'732	1'330	1'638	2'877	2'848	11'637	**22'062**

DETAILS OF CSG SHARES HELD BY THE PARENT COMPANY [1]	Registered shares (nom. value CHF 1) Quantity in thousands	Book value CHF m
Securities trading portfolio		
Portfolio at December 31, 2003	**30**	1
Portfolio at December 31, 2002	**3'689**	111

[1] In 2002 net current positions in CSG shares were subject to delivery commitments under derivatives contracts. When these commitments were taken into account, the parent company's net proprietary holdings of CSG shares are insignificant. On 1 September 2003 the trading business has been transferred to Credit Suisse Financial Services.

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [2]	31.12.03 CHF m	31.12.02 [1] CHF m	Change CHF m
Assets pledged and assigned as collateral	**19'780**	14'673	5'107
Actual commitments secured	**19'774**	8'480	11'294

[1] Reflects reclassifications to conform to the current presentation.
[2] None of the Bank's assets were under reservation of ownership either in 2003 or in the previous year.

SECURITIES BORROWING, SECURITIES LENDING, REPURCHASE AND REVERSE REPURCHASE AGREEMENTS	31.12.03 CHF m
Due from banks	16'023
Due from customers	10'925
Cash collateral due from securities borrowed and reverse repurchase agreements	**26'948**
Due to banks	13'897
Due to customers	1'218
Cash collateral due to securities lent and repurchase agreements	**15'115**
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	452
thereof transfers with the right to re-pledge or re-sale	452
Fair value of securities received under securites lending and borrowing and reverse repurchase agreements with the right to re-sell or repledge	74'149
thereof re-sold or re-pledged	73'388

LIABILITIES IN RESPECT OF OWN PENSION FUNDS

On the balance sheet date, total liabilities in respect of the parent company's own pension funds amounted to CHF 500 million (as of December 31, 2002: CHF 681 million).

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.02 CHF m	Specific write-downs and usage CHF m	Reclassifi-cations [1] CHF m	Change consolidated companies CHF m	Recoveries, endangered interest, currency differences CHF m	Charges to income statement [2] CHF m	Releases to income statement [2] CHF m	**Total 31.12.03 CHF m**
Provision for deferred taxes	- [3]	-	-	-	-	14	-	**14**
Valuation adjustments and provisions for default risks	3'488	-2'199	-109	-5	-62	555	-483	**1'185**
Valuation adjustments and provisions for other business risks	9	8	-	-4	-	-	-	**13**
Other provisions	121	-58	-	-	-1	38	-8	**92**
Subtotal	3'618	-2'249	-109	-9	-63	593	-491	**1'290**
Total valuation adjustments and provisions	**3'618**	**-2'249**	**-109**	**-9**	**-63**	**607**	**-491**	**1'304**
Less direct charge-offs against specific assets	-3'322							**-1'090**
Total valuation adjustments and provisions shown in balance sheet	**296**							**214**

[1] CHF -109 million transferred to loans held for sale.
[2] CHF -32 million deviation to income statement due to pension costs not included in provisions, CHF 2 million deviation due to losses not included in provisions table.
[3] CHF -103 million excluded from opening balance due to Swiss GAAP change.

COMPOSITION OF SHARE CAPITAL	**2003** Quantity	**Total nominal value CHF**	**Capital ranking for dividends CHF**	2002 Quantity	Total nominal value CHF	Capital ranking for dividends CHF
Paid-up capital						
Bearer shares at CHF 100						
Capital on January 1	**15'316'000**	**1'531'600'000**		15'316'000	1'531'600'000	
Capital on December 31	**15'316'000**	**1'531'600'000**	**1'531'600'000**	**15'316'000**	**1'531'600'000**	**1'531'600'000**
Registered shares at CHF 100						
Capital on January 1	**28'680'652**	**2'868'065'200**		28'680'652	2'868'065'200	
Capital on December 31	**28'680'652**	**2'868'065'200**	**2'868'065'200**	**28'680'652**	**2'868'065'200**	**2'868'065'200**
TOTAL SHARE CAPITAL		**4'399'665'200**	**4'399'665'200**		**4'399'665'200**	**4'399'665'200**

AUTHORIZED AND CONDITIONAL CAPITAL	**2003** Quantity	**Total nominal value CHF**	2002 Quantity	Total nominal value CHF	2001 Quantity	Total nominal value CHF
Authorized share capital						
Registered shares at CHF 100						
Authorized share capital on January 1	-	-	-	-	1'704'424	170'442'400
Cancellation of approved share capital on March 7	-	-	-	-	-1'704'424	-170'442'400
Authorized share capital on December 31	-	-	-	-	-	-
Conditional share capital on December 31	-	-	-	-	-	-

MAJOR SHAREHOLDERS AND GROUPS OF SHAREHOLDERS	**31.12.03** Quantity	**Total nominal value CHF**	**Share %**	31.12.02 Quantity	Total nominal value CHF	Share %
Bearer shares at CHF 100 with voting rights						
Credit Suisse Group	**15'316'000**	**1'531'600'000**	**100**	**15'316'000**	**1'531'600'000**	**100**
Registered shares at CHF 100 with voting rights						
Credit Suisse Group	**28'680'652**	**2'868'065'200**	**100**	**28'680'652**	**2'868'065'200**	**100**

SHAREHOLDER'S EQUITY	2003 CHF m	2002 CHF m	Change CHF m
Beginning shareholder's equity			
Share capital	**4'400**	4'400	-
Capital reserves	**13'443**	13'443	-
Other reserves	**103**	103	-
Retained earnings	**2'726**	3'461	-735
of which carried forward from previous year	***3'451***	*3'135*	316
of which net loss/profit	***-725***	*326*	-1'051
Shareholder's equity as of January 1	**20'672**	**21'407**	**-735**
Capital increase	-	-	-
Dividends paid	**-10**	-10	-
Net profit/loss	**1'039**	-725	1'764
Shareholder's equity as of December 31	**21'701**	**20'672**	**1'029**
Share capital	**4'400**	4'400	-
Capital reserves	**13'443**	13'443	-
Other reserves	**103**	103	-
Retained earnings	**3'755**	2'726	1'029
of which carried forward from previous year	***2'716***	*3'451*	*-735*
of which net profit/loss	***1'039***	*-725*	*1'764*

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE PARENT COMPANY'S GOVERNING BODIES	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Claims on affiliated companies	21'613	19'266 [1]	2'347
Liabilities to affiliated companies	30'102 [2]	30'689 [1]	-587
Loans to members of the parent company's governing bodies	-	-	-

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

In September 2003, the parent company transferred to Credit Suisse the Swiss platform for securities and treasury transactions as well as private banking retail and corporate clients and trade finance business. As at August 31, 2003, assets and liabilities of CHF 20.2bn were transferred. Credit Suisse and Credit Suisse First Boston are both wholly owned subsidiaries of Credit Suisse Group.

All other transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm's length.

FURTHER DETAILS ON FIXED ASSETS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Fire insurance value of tangible fixed assets			
Real estate	2'196	2'037	159
Other fixed assets	39	48	-9

BREAKDOWN OF FIDUCIARY TRANSACTIONS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Fiduciary placements with third-party institutions	456	1'154	-698
Fiduciary loans and other fiduciary transactions	33	37	-4
Total fiduciary transactions	**489**	**1'191**	**-702**

[1] Reflects reclassifications to conform to the current presentation.

[2] Commitments and Contingencies for Group Companies:
Contingent liabilities to other Group entities include guarantees for obligations, performance related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off balance sheet section of the financial statement.
In some instances the parent company's exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.
Further as shareholder of Credit Suisse First Boston International, *an unlimited company incorporated in England and Wales*, the parent company has a joint, several and unlimited obligation to meet any insufficiency in the assets in the event of liquidation.

Additional Disclosures

Staff numbers

As of December 31	2003	2002 [1]
Switzerland	928	1'509
Abroad	596	633
Total staff	**1'524**	**2'142**

Offices

As of December 31	2003	2002
Switzerland	9	9
Abroad	23	23
Total offices	**32**	**32**

[1] Adjusted

REPORT OF THE STATUTORY AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As statutory auditors of Credit Suisse First Boston, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) for the year ended 31 December 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson
Chartered Accountant

Stephen Bryans
Chartered Accountant

Auditors in charge

Zurich, February 10, 2004

Published by
Credit Suisse First Boston
FFCC
P.O. Box 900
8070 Zurich, Switzerland
Tel: (+411) 332 3133
Fax: (+411) 332 8375
http://www.csfb.com

ANNEX II

EXCERPTS FROM CREDIT SUISSE FIRST BOSTON

ANNUAL REPORTS 2002 AND 2001

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2002

FINANCIAL HIGHLIGHTS
Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	**2002** **CHF m**	2001 CHF m
Net operating income	**16'539**	24'259
Personnel expenses	**-11'471**	-16'806
Other operating expenses	**-3'470**	-5'119
Gross operating profit	**1'598**	2'334
Depreciation and write-downs on non-current assets	**-2'224**	-2'652
Valuation adjustments, provisions and losses	**-3'691**	-2'132
Consolidated loss before extraordinary items and taxes	**-4'317**	-2'450
Net extraordinary items, net of related taxes	**-392**	-10
Cumulative effect of change in accounting principle	**254**	-
Taxes on loss before extraordinary items	**1'023**	599
Consolidated net loss (including minority interests)	**-3'432**	-1'861
of which minority interests	***96***	*331*
Consolidated net loss (excluding minority interests)	**-3'528**	-2'192

As of December 31 **CONSOLIDATED BALANCE SHEET**	**2002** **CHF m**	2001 CHF m
Total assets	**620'595**	687'276
Due from banks[1]	**47'098**	41'614
Due from customers[1]	**64'883**	68'487
Due to banks[2]	**176'978**	210'076
Due to customers[2]	**62'802**	70'351
Shareholder's equity[3,4]	**19'789**	26'965
of which minority interests[3]	***8'887***	*10'592*

KEY RATIOS	**2002** **%**	2001 %
Cost/income[5]	**90.3**	90.4
Tax rate on loss before extraordinary items[7]	**23.7**	24.4
Return on equity[6]	**-13.7**	-6.3
BIS tier 1 ratio[4]	**10.3**	12.9
BIS total capital ratio	**19.3**	22.4
Equity/assets	**3.2**	3.9
Equity/assets net of securities lending and reverse repurchase agreements	**4.9**	5.8

As of December 31 **STAFF NUMBERS**	**2002**	2001
Americas	**12'102**	14'762
Europe	**8'252**	9'466
of which Switzerland	***1'453***	*1'685*
Asia/Pacific	**3'070**	3'319
Total	**23'424**	**27'547**

As of December 31, 2002 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	Long-term debt Senior Subordinated	Long-term debt Junior Subordinated
Moody's, New York	P-1	Aa3	A1	A1
Standard & Poor's, New York	A-1	A+	A	A-
Fitch IBCA Ltd, New York	F-1+	AA-	A+	A

[1] Net of securities lending and reverse repurchase agreements.
[2] Net of securities borrowing and repurchase agreements.
[3] Minority interests include (a) CHF 174 million (2001: CHF 217 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 886 million (2001: CHF 925 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group ('CSG'), (c) CHF 1'425 million (2001: CHF 1'717 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in subsidiaries of Credit Suisse First Boston ('the Bank') and (d) CHF 5'804 million (2001: CHF 6'995 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank.
In total, CSG's holding in the minority interest of the Bank amounted to CHF 8'681 million (2001: CHF 10'303 million).
[4] *Core capital includes CHF 849 million (2001: CHF 1'094 million) of innovative Tier 1 instruments.*
[5] Operating expenses as a percentage of net operating income.
[6] Consolidated net loss after ordinary taxes, but before extraordinary items compared to quarterly average equity.
[7] Ordinary taxes as a percentage of consolidated net loss before extraordinary items and taxes.

For the year ended December 31, 2002 **CONSOLIDATED INCOME STATEMENT**	BU [1] CSFB CHF m	REAL [1] ESTATE CHF m	Adjustments[1,2] CHF m	**Total LE CSFB[3] CHF m**
Results from interest business				
Interest and discount income	12'562	-	-32	**12'530**
Interest and dividend income from trading portfolio	9'912	-	-	**9'912**
Interest and dividend income from financial investments	241	-	-26	**215**
Interest expense	-17'526	-61	-206	**-17'793**
Net interest income	**5'189**	**-61**	**-264**	**4'864**
Results from commission and service fee activities				
Commission income from lending activities	773	-	-	**773**
Commission from securities and investment transactions	9'646	-	96	**9'742**
Commission from other services	1'079	-	73	**1'152**
Commission expense	-697	-	-41	**-738**
Net commission and service fee income	**10'801**	**-**	**128**	**10'929**
Net trading income	**2'107**	**-**	**-720**	**1'387**
Other ordinary income				
Income from the sale of financial investments	1'249	-	-1'007	**242**
Income from participations	78	-	27	**105**
of which from participations accounted for using the equity method	*65*	-	*19*	***84***
of which from other non-consolidated participations	*13*	-	*8*	***21***
Real estate income/losses	27	16	1	**44**
Sundry ordinary income	378	14	-55	**337**
Sundry ordinary expenses	-1'468	-3	102	**-1'369**
Net other ordinary income	**264**	**27**	**-932**	**-641**
Net operating income	**18'361**	**-34**	**-1'788**	**16'539**
Operating expenses				
Personnel expenses	-9'659	-	-1'812	**-11'471**
Other operating expenses	-4'815	159	1'186	**-3'470**
Total operating expenses	**-14'474**	**159**	**-626**	**-14'941**
Gross operating profit	**3'887**	**125**	**-2'414**	**1'598**
Depreciation and write-downs on non-current assets	-756	-130	-1'338	**-2'224**
Valuation adjustments, provisions and losses	-2'618	-2	-1'071	**-3'691**
Net operating profit/loss before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**513**	**-7**	**-4'823**	**-4'317**
Extraordinary items, net of related taxes	401	-1	-792	**-392**
Cumulative effect of change in accounting principle	-	-	254	**254**
Taxes on profit/loss before extraordinary items	54	1	968	**1'023**
Net operating profit/loss before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	**968**	**-7**	**-4'393**	**-3'432**
Retention amortization	-649	-	649	**-**
Acquisition interest	-504	-	504	**-**
Amortisation of acquired intangible assets and goodwill	-1'303	-	1'303	**-**
Exceptional items	-1'389	-	1'389	**-**
Cumulative effect of change in accounting principle	254	-	-254	**-**
Tax impact	761	-	-761	**-**
Loss including minority interests	**-1'862**	**-7**	**-1'563**	**-3'432**
Minority interests	-	-	*96*	***96***
Loss excluding minority interests	**-1'862**	**-7**	**-1'659**	**-3'528**

[1] The BU information and adjustments presented above are unaudited.

[2] The business unit income statement differs from the presentation of the Bank's consolidated results in that certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, as well as exceptional items are reported separately in the income statement, and certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interest, have been reclassified.

[3] The total column has been extracted from the attached audited financial statements.

As of December 31, 2002 **ASSETS**	BU [1] CSFB CHF m	REAL ESTATE CHF m	Adjustments[1,2] CHF m	**Total LE CSFB[3] CHF m**
Cash	113	-	391	**504**
Money market papers	18'996	-	-	**18'996**
Due from banks	202'477	6	3'159	**205'642**
of which securities lending and reverse repurchase agreements	*158'544*	-	-	***158'544***
Due from other units within LE CSFB	766	35	-801	**-**
Due from customers	121'739	10	769	**122'518**
of which securities lending and reverse repurchase agreements	*57'635*	-	-	***57'635***
Mortgages	14'825	-	-	**14'825**
Securities and precious metals trading portfolio	163'772	-	823	**164'595**
Financial investments	8'840	9	-520	**8'329**
Non-consolidated participations	740	-	-44	**696**
Tangible fixed asssets	2'192	2'233	-	**4'425**
Intangible assets	13'826	-	-	**13'826**
Accrued income and prepaid expenses	4'478	4	-27	**4'455**
Other assets	62'871	8	-1'095	**61'784**
of which replacement value of derivatives	*54'244*	-	*61*	***54'305***
TOTAL ASSETS	**615'635**	**2'305**	**2'655**	**620'595**

LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities in respect of money market papers	29'501	-	-	**29'501**
Due to banks	294'358	-	5'790	**300'148**
of which securities borrowing and repurchase agreements	*123'170*	-	-	***123'170***
Due to other units within LE CSFB	35	1'344	-1'379	**-**
Due to customers, savings and investment deposits	1'552	-	-	**1'552**
Due to customers, other deposits	127'969	3	429	**128'401**
of which securities borrowing and repurchase agreements	*67'151*	-	-	***67'151***
Bonds and mortgage-backed bonds	63'970	699	62	**64'731**
Accrued expenses and deferred income	14'903	37	-684	**14'256**
Other liabilities	58'446	-9	-177	**58'260**
of which replacement value of derivatives	*55'333*	-	*79*	***55'412***
Valuation adjustments and provisions	3'862	69	26	**3'957**
Total liabilities	**594'596**	**2'143**	**4'067**	**600'806**
Share capital	4'400	-	-	**4'400**
Capital reserves	13'443	-	-	**13'443**
Retained earnings	-3'732	169	150	**-3'413**
Minority interests in shareholder's equity	8'791	-	-	**8'791**
Consolidated net loss	-1'863	-7	-1'562	**-3'432**
of which minority interests	-	-	*96*	***96***
Total shareholder's equity	**21'039**	**162**	**-1'412**	**19'789**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**615'635**	**2'305**	**2'655**	**620'595**

[1] The BU information and adjustments presented above are unaudited.

[2] Adjustments represent consolidating entries and balances relating to operations which are managed by the CSFB BU but are not legally owned by CSFB legal entity, and vice versa.

[3] The total column has been extracted from the attached audited financial statements.

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2002 CHF m	2001 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	36	**12'530**	23'569	-11'039	-47
Interest and dividend income from trading portfolio	36	**9'912**	12'999	-3'087	-24
Interest and dividend income from financial investments	36	**215**	326	-111	-34
Interest expense	36	**-17'793**	-33'326	15'533	-47
Net interest income	36, 38	**4'864**	**3'568**	**1'296**	**36**
Results from commission and service fee activities					
Commission income from lending activities	36	**773**	662	111	17
Commissions from securities and investment transactions	36	**9'742**	12'782 [1]	-3'040	-24
Commissions from other services	36	**1'152**	924	228	25
Commission expense	36	**-738**	-990	252	-25
Net commission and service fee income	36, 38	**10'929**	**13'378**	**-2'449**	**-18**
Net trading income	36, 38	**1'387**	**7'936** [1]	**-6'549**	**-83**
Other ordinary income					
Income from the sale of financial investments		**242**	647	-405	-63
Income from participations		**105**	118	-13	-11
of which from participations accounted for using the equity method		***84***	*105*	*-21*	*-20*
of which from other non-consolidated participations		***21***	*13*	*8*	*62*
Real estate income		**44**	25	19	76
Sundry ordinary income		**337**	217	120	55
Sundry ordinary expenses		**-1'369**	-1'630	261	-16
Net other ordinary income	38	**-641**	**-623**	**-18**	**3**
Net operating income		**16'539**	**24'259**	**-7'720**	**-32**
Operating expenses					
Personnel expenses	37, 38	**-11'471**	-16'806	5'335	-32
Other operating expenses	37, 38	**-3'470**	-5'119	1'649	-32
Total operating expenses		**-14'941**	**-21'925**	**6'984**	**-32**
Gross operating profit		**1'598**	**2'334**	**-736**	**-32**
CONSOLIDATED LOSS/PROFIT					
Gross operating profit		**1'598**	2'334	-736	-32
Depreciation and write-downs on non-current assets	37, 43	**-2'224**	-2'652	428	-16
Valuation adjustments, provisions and losses	37, 52	**-3'691**	-2'132	-1'559	73
Consolidated loss before extraordinary items and taxes		**-4'317**	**-2'450**	**-1'867**	**76**
Extraordinary income	38	**26**	4	22	n/a
Extraordinary expenses	38	**-163**	-18	-145	n/a
Cumulative effect of change in accounting principle		**254**	-	254	n/a
Taxes on net extraordinary items	52	**-255**	4	-259	n/a
Taxes on loss before extraordinary items	52	**1'023**	599	424	71
Consolidated net loss (including minority interests)		**-3'432**	**-1'861**	**-1'571**	**84**
of which minority interests		***96***	*331*	*-235*	*-71*
Consolidated net loss (excluding minority interests)		**-3'528**	**-2'192**	**-1'336**	**61**

[1] Commissions from securities and investment transactions and net trading income each reflect reclassifications of CHF 270 million to be consistent with the current year presentation.

ASSETS	Notes page	31.12.02 CHF m	31.12.01 CHF m	Change CHF m	Change %
Cash	14, 54	**504**	1'594	-1'090	- 68
Money market papers	39, 54	**18'996**	26'559	-7'563	- 28
Due from banks	39, 54	**205'642**	207'615	-1'973	- 1
of which securities lending and reverse repurchase agreements		***158'544***	*166'001*	*-7'457*	*- 4*
Due from customers	39, 40, 54	**122'518**	128'293	-5'775	- 5
of which securities lending and reverse repurchase agreements		***57'635***	*59'806*	*-2'171*	*- 4*
Mortgages	39, 40, 54	**14'825**	16'348	-1'523	- 9
Securities and precious metals trading portfolio	41, 54	**164'595**	205'059	-40'464	- 20
Financial investments	42, 54	**8'329**	9'568	-1'239	- 13
Non-consolidated participations	34, 42, 43, 54	**696**	883	-187	- 21
Tangible fixed assets	43, 54	**4'425**	5'420	-995	- 18
Intangible assets	43, 54	**13'825**	17'699	-3'873	- 22
Accrued income and prepaid expenses		**4'455**	9'462	-5'007	-53
Other assets	54, 57	**61'784**	58'776	3'008	5
of which replacement value of derivatives	60	***54'305***	*51'160*	*3'145*	*6*
TOTAL ASSETS	54, 55, 56	**620'595**	**687'276**	**-66'681**	**- 10**
Total subordinated claims	58	***2'320***	*1'967*	*353*	*18*
Total due from non-consolidated participations and qualified shareholders		***844***	*2'399*	*-1'555*	*- 65*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	31.12.02 CHF m	31.12.01 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	54	**29'501**	28'215	1'286	5
Due to banks	54	**300'148**	351'034	-50'886	- 14
of which securities borrowing and repurchase agreements		***123'170***	*140'958*	*-17'788*	*- 13*
Due to customers, savings and investment deposits	54	**1'552**	1'960	-408	- 21
Due to customers, other deposits	54	**128'401**	130'527	-2'126	- 2
of which securities borrowing and repurchase agreements		***57'151***	*62'136*	*5'015*	*8*
Bonds and mortgage-backed bonds	44-51, 54	**64'731**	64'129	602	1
Accrued expenses and deferred income	54	**14'256**	21'869	-7'613	- 35
Other liabilities	54, 57	**58'260**	58'350	-90	-
of which replacement value of derivatives	60	***55'412***	*53'477*	*1'935*	*4*
Valuation adjustments and provisions	52, 54	**3'957**	4'227	-270	- 6
Total liabilities		**600'806**	**660'311**	**-59'505**	**- 9**
Share capital		**4'400**	4'400	-	-
Capital reserves		**13'443**	13'443	-	-
Retained earnings		**-3'413**	722	-4'135	n/a
Minority interests in shareholder's equity[1]		**8'791**	10'261	-1'470	-14
Consolidated net loss		**-3'432**	-1'861	-1'571	84
of which minority interests		***96***	*331*	*-235*	*- 71*
Total shareholder's equity[1,2]	53	**19'789**	**26'965**	**-7'176**	**- 27**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	54, 56	**620'595**	**687'276**	**-66'681**	**- 10**
Total subordinated liabilities	58	***13'619***	*15'331*	*-1'712*	*- 11*
Total due to non-consolidated participations and qualified shareholders		***2'614***	*1'797*	*817*	*45*

[1] Minority interests include (a) CHF 174 million (2001: CHF 217 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 886 million (2001: CHF 925 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'425 million (2001: CHF 1'717 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'804 million (2001: CHF 6'995 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 8'681 million (2001: CHF 10'303 million).

[2] Core capital includes CHF 849 million (2001: CHF 1'094 million) of innovative Tier 1 instruments.

CONSOLIDATED OFF BALANCE SHEET BUSINESS

CONSOLIDATED OFF BALANCE SHEET BUSINESS	Notes page	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m	Change %
Contingent liabilities	39, 59	**33'140**	36'865	-3'725	-10
Irrevocable commitments	39, 59	**84'287**	128'918	-44'631	-35
Confirmed credits	39, 59	**32**	75	-43	-57
Derivative financial instruments					
- gross positive replacement value	59, 60	**235'976**	154'525	81'451	53
- gross negative replacement value	60	**237'424**	157'810	79'614	50
- contract volume	60	**12'589'209**	11'612'212	976'997	8
Fiduciary transactions	59	**8'320**	9'376	-1'056	-11

CONSOLIDATED STATEMENT OF CASH FLOWS

	2002			2001		
	Source CHF m	Use CHF m	Net in/outflow CHF m	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			-636			838
Consolidated net loss (incl. minority interests)		3'432			1'861	
Valuations adjustments, provisions and losses	3'691			2'132		
Depreciation and write-downs on non-current assets	2'224			2'652		
Extraordinary expenses	137			10		
Provisions for taxes [1]		279		644		
Accrued income and prepaid expenses	5'007			15		
Accrued expenses and deferred income		7'613			2'254	
Income from and investments in participations accounted for using the equity method of consolidation		171			65	
Dividend payments		200			435	
Cash flows from capital transactions			-3'321			-19
Minority interests	112				368	
Foreign currency translation differences		3'433		349		
Cash flows from fixed assets transactions			2'982			-657
Non-consolidated participations	166	12		317	200	
Intangible assets	464	604		1'023	907	
Real estate	113	91		25	165	
Other fixed assets	228	428		564	760	
Foreign currency translation differences	3'166				524	
Mortgages on own real estate		20			30	
Total cash flows from operations, capital transactions and fixed assets			-975			162
Interbank business			-40'122			-9'746
Due to banks		50'886			20'985	
Due from banks	1'915			13'772		
Money market papers	7'563				194	
Liabilities in respect of money market paper	1'286				2'339	
Customer business			4'747			14'806
Due to customers, savings and investment deposits		408		622		
Due to customers, other deposits		2'106		21'796		
Mortgages	1'731			2'929		
Due from customers	5'530				10'541	
Capital market business			602			17'528
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	602			17'528		
Other balance sheet items			34'658			-22'482
Financial investments	1'065			615		
Other assets		3'008			10'236	
Other liabilities		90		1'509		
Valuation adjustments and provisions		3'773			1'758	
Securities and precious metals trading portfolio	40'464				12'612	
Total cash flows from banking business			-115			106
Liquidity			-1'090			268
Cash		1'090		268		

[1] CHF 489 million (CHF 1'247 million in 2001) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2001

FINANCIAL HIGHLIGHTS
Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	**2001** **CHF m**	2000 CHF m
Net operating income	**24'259**	21'580
Personnel expenses	**-16'806**	-13'604
Other operating expenses	**-5'119**	-3'505
Gross operating profit	**2'334**	4'471
Depreciation and write-downs on non-current assets	**-2'652**	-1'115
Valuation adjustments, provisions and losses	**-2'132**	-953
Consolidated loss/profit before extraordinary items and taxes	**-2'450**	2'403
Net extraordinary items, net of related taxes	**-10**	-1'100
Taxes on loss/profit before extraordinary items	**599**	-763
Consolidated net loss/profit (including minority interests)	**-1'861**	540
of which minority interests	***331***	*127*
Consolidated net loss/profit (excluding minority interests)	**-2'192**	413

As of December 31 **CONSOLIDATED BALANCE SHEET**	**2001** **CHF m**	2000 CHF m
Total assets	**687'276**	674'077
Due from banks[1]	**41'614**	38'495
Due from customers[1]	**68'487**	70'774
Due to banks[2]	**210'076**	240'279
Due to customers[2]	**70'351**	72'235
Shareholder's equity[3,4]	**26'965**	29'280
of which minority interests[3]	***10'592***	*10'409*

KEY RATIOS	**2001** **%**	2000 %
Cost/income[5]	**90.4**	79.3
Tax rate on profit before extraordinary items	**24.4**	31.7
Return on equity[6]	**-6.3**	9.3
BIS tier 1 ratio[4]	**12.9**	13.6
BIS total capital ratio	**22.4**	22.2
Equity/assets	**3.9**	4.3
Equity/assets net of securities lending and reverse repurchase agreements	**5.8**	6.6

As of December 31 **STAFF NUMBERS**	**2001**	2000
Americas	**14'762**	17'219
Europe	**9'466**	10'011
of which Switzerland	***1'685***	*1'576*
Asia/Pacific	**3'319**	3'236
Total	**27'547**	**30'466**

As of December 31, 2001 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	 Senior Subordinated	 Junior Subordinated
Moody's, New York	P-1	Aa3	A1	A1
Standard & Poor's, New York	A-1+	AA	AA-	A+
Fitch IBCA Ltd, New York	F-1+	AA	AA-	A+

[1] Net of securities lending and reverse repurchase agreements.

[2] Net of securities borrowing and repurchase agreements.

[3] Minority interests include (a) CHF 217 million (2000: CHF 222 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 925 million (2000: CHF 937 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group ('CSG') (c) CHF 1'717 million (2000: CHF 1'675 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in subsidiaries of Credit Suisse First Boston ('the Bank') and (d) CHF 6'995 million (2000: CHF 6'825 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank.
In total, CSG's holding in the minority interest of the Bank amounted to CHF 9'637 million (2000: CHF 9'437 million).

[4] Core capital includes CHF 1'094 million (2000: CHF 1'102 million) of innovative Tier 1 instruments.

[5] Operating expenses as a percentage of net operating income.

[6] Consolidated net loss/profit after ordinary taxes, but before extraordinary items compared to quarterly average equity.

For the year ended December 31, 2001 **CONSOLIDATED INCOME STATEMENT**	BU [1,2] CSFB CHF m	BU [1,2] CSAM CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total LE CSFB[4] CHF m**
Results from interest business					
Interest and discount income	23'553	46	-	-30	**23'569**
Interest and dividend income from trading portfolio	12'999	-	-	-	**12'999**
Interest and dividend income from financial investments	330	3	-	-7	**326**
Interest expense	-33'110	45	-90	-171	**-33'326**
Net interest income	**3'772**	**94**	**-90**	**-208**	**3'568**
Results from commission and service fee activities					
Commission income from lending activities	662	-	-	-	**662**
Commission from securities and investment transactions	10'293	2'104	-	115	**12'512**
Commission from other services	822	31	-	71	**924**
Commission expense	-258	-626	-	-106	**-990**
Net commission and service fee income	**11'519**	**1'509**	**-**	**80**	**13'108**
Net trading income	**8'900**	**-**	**-**	**-694**	**8'206**
Other ordinary income					
Income from the sale of financial investments	686	225	1	-265	**647**
Income from participations	111	1	-	6	**118**
of which from participations accounted for using the equity method	*104*	*1*	-	-	***105***
of which from other non-consolidated participations	*7*	-	-	*6*	***13***
Real estate income/losses	14	-3	11	3	**25**
Sundry ordinary income	165	29	21	2	**217**
Sundry ordinary expenses	-1'538	-222	-	130	**-1'630**
Net other ordinary income	**-562**	**30**	**33**	**-124**	**-623**
Net operating income	**23'629**	**1'633**	**-57**	**-946**	**24'259**
Operating expenses					
Personnel expenses	-13'582	-646	-	-2'578	**-16'806**
Other operating expenses	-5'543	-472	144	752	**-5'119**
Total operating expenses	**-19'125**	**-1'118**	**144**	**-1'826**	**-21'925**
Gross operating profit	**4'504**	**515**	**87**	**-2'772**	**2'334**
Depreciation and write-downs on non-current assets	-919	-32	-157	-1'544	**-2'652**
Valuation adjustments, provisions and losses	-1'541	-	-3	-588	**-2'132**
Profit/loss before extraordinary items and taxes	**2'044**	**483**	**-73**	**-4'904**	**-2'450**
Extraordinary items, net of related taxes	-1	-14	-1	6	**-10**
Taxes on profit/loss before extraordinary items	-455	-69	5	1'118	**599**
Net operating profit/loss including minority interests	**1'588**	**400**	**-69**	**-3'780**	**-1'861**
Amortization of acquired intangible assets, net of taxes and goodwill	-1'103	-86	-	1'189	**-**
Acquisition interest, net of tax	-501	-58	-	559	**-**
Amortization of retention payments, net of taxes	-515	-20	-	535	**-**
Exceptional items, net of tax	-1'092	-	-	1'092	**-**
Profit/loss including minority interests	**-1'623**	**236**	**-69**	**-405**	**-1'861**
Minority interests	*1*	-	-	*330*	***331***
Profit/loss excluding minority interests	**-1'624**	**236**	**-69**	**-735**	**-2'192**

[1] The BU information and adjustments presented above are unaudited.

[2] The results presented here reflect the organizational structure in effect through December 31, 2001 (for more information see page 5).

[3] The business unit income statement differs from the presentation of the Bank's consolidated results in (a) presenting operating income by division, (b) including brokerage, execution and clearing expenses as part of other operating expenses rather than netted against operating income, (c) excluding acquisition-related costs of acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill from operating income, personnel expenses and depreciation and write-offs on non-current assets, respectively, and reporting these acquisition-related costs separately in the income statement, (d) deducting minority interests from operating income and (e) excluding exceptional items from operating income, personnel expenses, depreciation and write-offs on non-current assets and valuation adjustments, provisions and losses and reporting these exceptional items separately in the income statement.

[4] The total column has been extracted from the attached audited financial statements.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

As of December 31, 2001 **ASSETS**	BU [1,2] CSFB CHF m	BU [1,2] CSAM CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total LE CSFB[4] CHF m**
Cash	1'506	88	-	-	**1'594**
Money market papers	26'559	-	-	-	**26'559**
Due from banks	206'530	889	1	195	**207'615**
of which securities lending and reverse repurchase agreements	*166'001*	-	-	-	***166'001***
Due from other business units within LE CSFB	2'351	11'349	-	-13'700	-
Due from customers	126'222	861	-	1'210	**128'293**
of which securities lending and reverse repurchase agreements	*59'806*	-	-	-	***59'806***
Mortgages	16'348	-	-	-	**16'348**
Securities and precious metals trading portfolio	205'016	41	-	2	**205'059**
Financial investments	9'638	651	34	-755	**9'568**
Non-consolidated participations	991	7	-	-115	**883**
Tangible fixed asssets	2'986	144	2'290	-	**5'420**
Intangible assets	15'867	1'833	-	-1	**17'699**
Accrued income and prepaid expenses	9'229	278	1	-46	**9'462**
Other assets	56'570	2'563	9	-366	**58'776**
of which replacement value of derivatives	*51'063*	*102*	-	*-5*	***51'160***
TOTAL ASSETS	**679'813**	**18'704**	**2'335**	**-13'576**	**687'276**

LIABILITIES AND SHAREHOLDER'S EQUITY					
Liabilities in respect of money market papers	28'215	-	-	-	**28'215**
Due to banks	349'713	544	20	757	**351'034**
of which securities borrowing and repurchase agreements	*140'958*	-	-	-	***140'958***
Due to other business units within LE CSFB	11'358	2'046	1'165	-14'569	-
Due to customers, savings and investment deposits	156	1'804	-	-	**1'960**
Due to customers, other deposits	121'975	8'433	21	98	**130'527**
of which securities borrowing and repurchase agreements	*62'136*	-	-	-	***62'136***
Bonds and mortgage-backed bonds	63'067	150	859	53	**64'129**
Accrued expenses and deferred income	20'329	991	35	514	**21'869**
Other liabilities	56'204	2'953	-	-807	**58'350**
of which replacement value of derivatives	*53'461*	*25*	*1*	*-10*	***53'477***
Valuation adjustments and provisions	3'736	265	61	165	**4'227**
Total liabilities	**654'753**	**17'186**	**2'161**	**-13'789**	**660'311**
Share capital	4'400	-	-	-	**4'400**
Capital reserves	13'349	95	-	-1	**13'443**
Retained earnings	-1'303	1'187	243	595	**722**
Minority interests in shareholder's equity	10'237	-	-	24	**10'261**
Consolidated net profit/loss	-1'623	236	-69	-405	**-1'861**
of which minority interests	*-1*	-	-	*330*	***331***
Total shareholder's equity	**25'060**	**1'518**	**174**	**213**	**26'965**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**679'813**	**18'704**	**2'335**	**-13'576**	**687'276**

[1] The BU information and adjustments presented above are unaudited.

[2] The results presented here reflect the organizational structure in effect through December 31, 2001 (for more information see page 5).

[3] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by CSFB legal entity, and vice versa.

[4] The total column has been extracted from the attached audited financial statements.

CONSOLIDATED INCOME STATEMENT

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2001 CHF m	2000 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	34	**23'569**	24'855	-1'286	-5
Interest and dividend income from trading portfolio	34	**12'999**	7'947 [1]	5'052	64
Interest and dividend income from financial investments	34	**326**	249	77	31
Interest expense	34	**-33'326**	-31'316 [1]	-2'010	6
Net interest income	34, 36	**3'568**	**1'735**	**1'833**	**106**
Results from commission and service fee activities					
Commission income from lending activities	34	**662**	613	49	8
Commissions from securities and investment transactions	34	**12'512**	11'482	1'030	9
Commissions from other services	34	**924**	218	706	324
Commission expense	34	**-990**	-688	-302	44
Net commission and service fee income	34, 36	**13'108**	**11'625**	**1'483**	**13**
Net trading income	34, 36	**8'206**	**7'726**	**480**	**6**
Other ordinary income					
Income from the sale of financial investments		**647**	534	113	21
Income from participations		**118**	124	-6	-5
of which from participations accounted for using the equity method		***105***	*117*	*-12*	*-10*
of which from other non-consolidated participations		***13***	*7*	*6*	*86*
Real estate income		**25**	37	-12	-32
Sundry ordinary income		**217**	267	-50	-19
Sundry ordinary expenses		**-1'630**	-468	-1'162	248
Net other ordinary income	36	**-623**	**494**	**-1'117**	**-226**
Net operating income		**24'259**	**21'580**	**2'679**	**12**
Operating expenses					
Personnel expenses	35, 36	**-16'806**	-13'604	-3'202	24
Other operating expenses	35, 36	**-5'119**	-3'505	-1'614	46
Total operating expenses		**-21'925**	**-17'109**	**-4'816**	**28**
Gross operating profit		**2'334**	**4'471**	**-2'137**	**-48**
CONSOLIDATED LOSS/PROFIT					
Gross operating profit		**2'334**	4'471	-2'137	-48
Depreciation and write-downs on non-current assets	35, 41	**-2'652**	-1'115	-1'537	138
Valuation adjustments, provisions and losses	35, 50	**-2'132**	-953	-1'179	124
Consolidated loss/profit before extraordinary items and taxes		**-2'450**	**2'403**	**-4'853**	**n/a**
Extraordinary income	36	**4**	14	-10	-71
Extraordinary expenses	36	**-18**	-1'542	1'524	-99
Taxes on net extraordinary items	50	**4**	428	-424	-99
Taxes on loss/profit before extraordinary items	50	**599**	-763	1'362	n/a
Consolidated net loss/profit (including minority interests)		**-1'861**	**540**	**-2'401**	**n/a**
of which minority interests		***331***	*127*	*204*	*161*
Consolidated net loss/profit (excluding minority interests)		**-2'192**	**413**	**-2'605**	**n/a**

[1] Interest and dividend income from trading portfolio and interest expense each reflect reclassifications of CHF 2'156 million to be consistent with the current year presentation.

CONSOLIDATED BALANCE SHEET

ASSETS	Notes page	31.12.01 CHF m	31.12.00 CHF m	Change CHF m	Change %
Cash	14, 52	**1'594**	1'326	268	20
Money market papers	37, 52	**26'559**	26'365	194	1
Due from banks	37, 52	**207'615**	221'418 [3]	-13'803	-6
of which securities lending and reverse repurchase agreements		***166'001***	*182'923* [3]	*-16'922*	*-9*
Due from customers	37, 38, 52	**128'293**	119'032 [3]	9'261	8
of which securities lending and reverse repurchase agreements		***59'806***	*48'258* [3]	*11'548*	*24*
Mortgages	37, 38, 52	**16'348**	19'277	-2'929	-15
Securities and precious metals trading portfolio	39, 52	**205'059**	192'447	12'612	7
Financial investments	40, 52	**9'568**	10'236	-668	-7
Non-consolidated participations	32, 40, 41	**883**	1'078	-195	-18
Tangible fixed assets	41	**5'420**	5'958	-538	-9
Intangible assets	41	**17'699**	18'923	-1'224	-6
Accrued income and prepaid expenses		**9'462**	9'477	-15	-
Other assets	55	**58'776**	48'540	10'236	21
of which replacement value of derivatives	58	***51'160***	*44'107*	*7'053*	*16*
TOTAL ASSETS	52, 53, 54	**687'276**	**674'077**	**13'199**	**2**
Total subordinated claims	56	***1'967***	*995*	*972*	*98*
Total due from non-consolidated participations and qualified shareholders		***2'399***	*990*	*1'409*	*142*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	31.12.01 CHF m	31.12.00 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	52	**28'215**	30'554	-2'339	-8
Due to banks	52	**351'034**	372'019	-20'985	-6
of which securities borrowing and repurchase agreements		***140'958***	*131'740*	*9'218*	*7*
Due to customers, savings and investment deposits	52	**1'960**	1'338	622	46
Due to customers, other deposits	52	**130'527**	108'761	21'766	20
of which securities borrowing and repurchase agreements		***62'136***	*37'864*	*24'272*	*64*
Bonds and mortgage-backed bonds	42-49, 52	**64'129**	46'601	17'528	38
Accrued expenses and deferred income		**21'869**	24'123	-2'254	-9
Other liabilities	55	**58'350**	56'841	1'509	3
of which replacement value of derivatives	58	***53'477***	*50'079*	*3'398*	*7*
Valuation adjustments and provisions	50	**4'227**	4'560	-333	-7
Total liabilities		**660'311**	**644'797**	**15'514**	**2**
Share capital		**4'400**	4'400	-	-
Capital reserves		**13'443**	13'443	-	-
Retained earnings		**722**	615	107	17
Minority interests in shareholder's equity[1]		**10'261**	10'282	-21	-
Consolidated net loss/profit		**-1'861**	540	-2'401	n/a
of which minority interests		***331***	*127*	*204*	*161*
Total shareholder's equity[1,2]	51	**26'965**	**29'280**	**-2'315**	**-8**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	52, 54	**687'276**	**674'077**	**13'199**	**2**
Total subordinated liabilities	56	***15'331***	*15'466*	*-135*	*-1*
Total due to non-consolidated participations and qualified shareholders		***1'797***	*1'706*	*91*	*5*

[1] Minority interests include (a) CHF 217 million (2000: CHF 222 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 925 million (2000: CHF 937 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG (c) CHF 1'717 million (2000: CHF 1'675 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 6'995 million (2000: CHF 6'825 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 9'637 million (2000: CHF 9'437 million).

[2] Core capital includes CHF 1'094 million (2000: CHF 1'102 million) of innovative Tier 1 instruments.

[3] Due from banks and due from customers each reflect reclassifications of CHF 25'171 million to be consistent with current year presentation.

CONSOLIDATED OFF BALANCE SHEET BUSINESS	Notes page	**31.12.01 CHF m**	31.12.00 CHF m	Change CHF m	Change %
Contingent liabilities	37, 57	**36'865**	13'425	23'440	175
Irrevocable commitments	37, 57	**128'918**	126'146	2'772	2
Confirmed credits	37, 57	**75**	150	-75	-50
Derivative financial instruments					
- gross positive replacement value	57, 58	**154'525**	115'794	38'731	33
- gross negative replacement value	58	**157'810**	123'112	34'698	28
- contract volume	58	**11'612'212**	7'484'327	4'127'885	55
Fiduciary transactions	57	**9'376**	9'348	28	-

CONSOLIDATED STATEMENT OF CASH FLOWS

	2001			2000		
	Source CHF m	Use CHF m	Net in/outflow CHF m	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**838**			**13'691**
Consolidated net loss/profit (incl. minority interests)		1'861		540		
Valuations adjustments, provisions and losses	2'132			953		
Depreciation and write-downs on non-current assets	2'652			1'115		
Extraordinary expenses	10			1'100		
Provisions for taxes [1]	644			1'957		
Accrued income and prepaid expenses	15				3'524	
Accrued expenses and deferred income		2'254		13'144		
Income from and investments in participations accounted for using the equity method of consolidation		65			272	
Dividend payments		435			1'322	
Cash flows from capital transactions			**-19**			**16'083**
Minority interests		368		7'904		
Share premium						
Capital increase by CSG				8'503		
Foreign currency translation differences	349				324	
Cash flows from fixed assets transactions			**-657**			**-18'960**
Non-consolidated participations	317	200		390	176	
Intangible assets	977	861		71	17'457	
Real estate	25	165		347	225	
Other fixed assets	564	760		382	2'286	
Foreign currency translation differences		524		82		
Mortgages on own real estate		30			88	
Total cash flows from operations, capital transactions and fixed assets			**162**			**10'814**
Interbank business			**-9'746**			**93'871**
Due to banks		20'985		148'393		
Due from banks	13'772				51'478 [2]	
Money market papers		194			3'471	
Liabilities in respect of money market paper		2'339		427		
Customer business			**14'806**			**-42'425**
Due to customers, savings and investment deposits	622				355	
Due to customers, other deposits	21'796			32'016		
Mortgages	2'929				11'921	
Due from customers		10'541			62'165 [2]	
Capital market business			**17'528**			**10'729**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	17'528			10'729		
Other balance sheet items			**-22'482**			**-72'872**
Financial investments	615				3'435	
Other assets		10'236			5'175	
Other liabilities	1'509			7'301		
Valuation adjustments and provisions		1'758			1'953	
Securities and precious metals trading portfolio		12'612			69'610	
Total cash flows from banking business			**106**			**-10'697**
Liquidity			**268**			**117**
Cash	268			117		

[1] CHF 1'247 million (CHF 1'622 million in 2000) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

[2] Due from banks and due from customers each reflect reclassifications of CHF 25'171 million to be consistent with current year presentation.